Exhibit 1

WESTPAC BANKING CORPORATION
ABN 33 007 457 141

2015 Interim Financial Results

Westpac GROUP

EST. 1817

Interim financial results 2015 Introduction

This Interim Financial Results Announcement has been prepared for distribution in the United States.

Our interim period refers to the six months ended 31 March 2015 (First Half 2015). Throughout this profit announcement we also refer to the six months ended 31 March 2014 (First Half 2014) and the six months ended 30 September 2014 (Second Half 2014).

The selected financial information for First Half 2015, First Half 2014 and Second Half 2014 contained in this Interim Financial Results Announcement is based on the financial statements contained in the unaudited consolidated Interim Financial Report for Westpac Banking Corporation (Westpac) and its controlled entities (Group) for the six months ended 31 March 2015. The Interim Financial Report has been prepared and presented in accordance with Australian Accounting Standards (AAS) as they relate to interim financial reports. The Interim Financial Report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) as they relate to interim financial reports.

All dollar values in this announcement are in Australian dollars unless otherwise noted. References to ‘dollars’ ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translation of Australian dollar amounts into US dollar amounts has been made at the rate of A$1 = US$0.7625, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 March 2015. Refer to Section 5.5 for information regarding the rates of exchange between the Australian dollar and the US dollar applied by the Group as part of its operating activities for First Half 2015, Second Half 2014 and First Half 2014.

In addition to discussing the AAS financial information in this announcement, we also discuss the following non-AAS financial information:

Cash earnings policy

In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as “cash earnings”. Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. The specific adjustments outlined below include both cash and non-cash items. Cash earnings, as calculated by the Westpac Group, is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore available for distribution to shareholders.

A reconciliation of cash earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set forth in Section 4, Note 14. To calculate cash earnings, Westpac adjusts net profit attributable to owners of Westpac Banking Corporation for the items outlined below. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to reported results to determine cash earnings:

•	Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;
•	Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and
•	Accounting reclassifications between individual line items that do not impact reported results, such as policyholder tax recoveries[1].

Outlined in Section 5.6 are the cash earnings adjustments to the reported result.

Average Ordinary Equity

Average ordinary equity is calculated as the daily average of total equity less average non controlling interests. Management believes this measure of average ordinary equity is useful in the calculation of return on equity as it removes the impact of equity attributable to non controlling interests.

Other companies may use different methodologies to calculate average ordinary equity or similar non-AAS financial measures.

Disclosure Regarding Forward-Looking Statements

This Interim Financial Results Announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

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1  Policyholder tax recoveries – Income and tax amounts that are grossed up to comply with the AAS accounting standard covering Life Insurance Business (policyholders tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis.

ii | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Introduction

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Interim Financial Results Announcement and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:

•	the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;
•

the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

•	market volatility, including uncertain conditions in funding, equity and asset markets;
•	adverse asset, credit or capital market conditions;
•	changes to Westpac’s credit ratings;
•	levels of inflation, interest rates, exchange rates and market and monetary fluctuations;
•	market liquidity and investor confidence;
•

changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share and control expenses;

•	the effects of competition in the geographic and business areas in which Westpac conducts its operations;
•	information security breaches, including cyberattacks;
•	reliability and security of Westpac’s technology and risks associated with changes to technology systems;
•	the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;
•	the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees;
•	the incidence or severity of Westpac insured events;
•	the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;
•	internal and external events which may adversely impact Westpac’s reputation;
•	changes to the value of Westpac’s intangible assets;
•	changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;
•	the success of strategic decisions involving diversification or innovation, in addition to business expansion and integration of new businesses; and
•	various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to ‘Risk factors’ in the Directors’ report in this Interim Financial Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this Interim Financial Results Announcement, whether as a result of new information, future events or otherwise, after the date of this Interim Financial Results Announcement.

Websites

Information contained in or accessible through the websites mentioned in this Interim Financial Results Announcement does not form part of this Interim Financial Results Announcement unless we specifically state that it is incorporated by reference and forms part of this Interim Financial Results Announcement. All references in this Interim Financial Results Announcement to websites are inactive textual references and are for information only.

Westpac Group 2015 Interim Results Announcement | iii

Interim financial results 2015 Introduction

2015 Interim Financial Result

1.0	Group results		1
	1.1	Reported results	1
	1.2	Key financial data	2
	1.3	Market share and system multiple metrics	4
2.0	Review of Group operations		5
	2.1	Performance overview	5
	2.2	Review of reported results	10
	2.3	Credit quality	22
	2.4	Balance sheet and funding	25
	2.5	Capital and dividends	30
	2.6	Sustainability performance	35
3.0	Divisional results		37
	3.1	Westpac Retail & Business Banking	38
	3.2	St.George Banking Group	41
	3.3	BT Financial Group (Australia)	44
	3.4	Westpac Institutional Bank	50
	3.5	Westpac New Zealand	53
	3.6	Westpac Pacific	57
	3.7	Group Businesses	59
4.0	2015 Interim financial report		62
	4.1	Directors’ report	62
	4.2	Consolidated income statement	77
	4.3	Consolidated statement of comprehensive income	78
	4.4	Consolidated balance sheet	79
	4.5	Consolidated statement of changes in equity	80
	4.6	Consolidated cash flow statement	81
	4.7	Notes to the consolidated financial statements	82
	4.8	Statutory statements	105
5.0	Other information		107
	5.1	Credit ratings	107
	5.2	Dividend reinvestment plan	107
	5.3	Changes in control of Group entities	107
	5.4	Financial calendar and Share Registry details	108
	5.5	Exchange rates	110
	5.6	Group earnings reconciliation	111
6.0	Cash earnings		114
	6.1	Cash earnings adjustments	114
7.0	Glossary		116

In this announcement references to ‘Westpac’, ‘WBC’, ‘Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities, unless it clearly means just Westpac Banking Corporation.

In this announcement references to ‘St.George’ refer to the division and its brands namely: ‘St.George Bank’, ‘Bank of Melbourne’, ‘BankSA’, and ‘RAMS’ unless it clearly means just the St.George Bank brand.

All references to $ in this document are to Australian dollars unless otherwise stated.

Financial calendar

Interim results announcement	4 May 2015
Ex-dividend date for interim dividend	13 May 2015
Record date for interim dividend (Sydney)	15 May 2015
Interim dividend payable	2 July 2015
Final results announcement	2 November 2015

iv | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Group results | Reported results

1.0                    Group results

1.1                    Reported results

Reported net profit attributable to owners of Westpac Banking Corporation is prepared in accordance with the requirements of Australian Accounting Standards (AAS) and regulations applicable to Australian Authorised Deposit-taking Institutions (ADIs).

	Half Year	Half Year	Half Year	Half Year	% Mov’t1	% Mov’t1
$m	March 15 US$	March 15 A$	Sept 14 A$	March 14 A$	Mar 15- Sept 14	Mar 15- Mar 14
Net interest income	5,325	6,984	6,903	6,639	1	5
Non-interest income	2,297	3,013	3,244	3,151	(7)	(4)
Net operating income before operating expenses and impairment charges	7,623	9,997	10,147	9,790	(1)	2
Operating expenses	(3,363)	(4,410)	(4,352)	(4,195)	1	5
Impairment charges	(260)	(341)	(309)	(341)	10	-
Profit before income tax	4,000	5,246	5,486	5,254	(4)	-
Income tax expense	(1,223)	(1,604)	(1,520)	(1,595)	6	1
Profit for the period	2,777	3,642	3,966	3,659	(8)	-
Profit attributable to non-controlling interests	(25)	(33)	(27)	(37)	22	(11)
Net profit attributable to owners of Westpac Banking Corporation	2,752	3,609	3,939	3,622	(8)	-
Effective tax rate	30.6%	30.6%	27.7%	30.4%	(287bps)	(22bps)

Net profit attributable to owners of Westpac Banking Corporation for First Half 2015 was $3,609 million, a decrease of $13 million compared to First Half 2014. This half, the Group has made a number of methodology changes to derivative valuations. This includes introducing a Funding Valuation Adjustment (FVA)2 to the fair value of derivatives, as previously announced on 20 February 2015. The impact of these changes resulted in a $122 million (pre-tax) charge which reduced non-interest income. This item impacted trading income and the results of Westpac Institutional Bank. Excluding the impact of this item, net profit attributable to owners of Westpac Banking Corporation increased $72 million or 2%.

Net interest income increased $345 million compared to First Half 2014, with total loan growth of 7% and customer deposit growth of 8%. The benefit from volume growth was partially offset by a 3 basis point reduction in net interest margin. The reduction in net interest margin reflected lower Treasury income. Net interest income, loans, customer deposits and net interest margins are discussed further in Sections 2.2.1 to 2.2.4.

Non-interest income decreased $138 million or 4% compared to First Half 2014 primarily due to the impact of the methodology changes to derivative valuation adjustments (discussed above). Excluding these adjustments, non-interest income reduced $16 million reflecting lower profits from asset sales and impact of the fair value of economic hedges being partly offset by an increase in wealth management and banking fees. Non-interest income is discussed further in Section 2.2.5.

Operating expenses increased $215 million or 5% compared to First Half 2014, driven by foreign currency translation impacts, the full period impact of the Lloyds acquisition and higher investment related impacts, including increased software amortisation and hardware depreciation. Operating expenses are discussed further in Section 2.2.8.

Impairment charges were unchanged compared to First Half 2014. Asset quality improved this half, including stressed exposures as a percentage of total committed exposures reducing from 1.37% to 1.12%. Impairment charges are discussed further in Section 2.2.9.

The effective tax rate of 30.6% in First Half 2015 was slightly higher compared to 30.4% in First Half 2014. Income tax expense is discussed further in Section 2.2.10.

Net profit attributable to owners of Westpac Banking Corporation for First Half 2015 reduced $330 million or 8% compared to Second Half 2014. This reflected lower net operating income before operating expenses and impairment charges, down 1%, as growth in the operating businesses was more than offset by lower asset sales, the impact of the methodology changes to derivative valuation adjustments and the impact of fair valuation of economic hedges. Impairment charges also increased 10% mostly from lower levels of recoveries and write-backs. Income tax expense was also higher following an increased effective tax rate (27.7% to 30.6%) as the release of provisions relating to the finalisation of prior period taxation matters in Second Half 2014 were not repeated in First Half 2015.

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1         Percentage movement represents an increase / (decrease) to the relevant comparative period.

2         Refer to Glossary.

Westpac Group 2015 Interim Results Announcement | 1

Interim financial results 2015 Group results | Reported results

1.2                              Key financial data

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
	March 15 US$	March 15 A$	Sept 14 A$	March 14 A$	Mar 15 - Sept 14	Mar 15 - Mar 14
Shareholder Value
Earnings per ordinary share (cents)[1]	88.5	116.1	127.0	116.8	(9)	(1)
Weighted average ordinary shares (millions)[2]	3,106	3,106	3,098	3,098	-	-
Fully franked dividends per ordinary share (cents)	71	93	92	90	1	3
Return on average ordinary equity[3]	15.10%	15.10%	16.70%	15.82%	(160bps)	(72bps)
Average ordinary equity ($m)[4]	36,539	47,920	47,044	45,907	2	4
Average total equity ($m)[5]	37,192	48,777	47,905	46,770	2	4
Net tangible asset per ordinary share ($)[6]	9.03	11.84	11.57	11.13	2	6

Productivity and efficiency
Expense to income ratio[7]	44.1%	44.1%	42.9%	42.8%	122bps	126bps

Business performance
Interest spread[8]	1.89%	1.89%	1.90%	1.90%	(1bps)	(1bps)
Benefit of net non-interest bearing assets, liabilities and equity[9]	0.17%	0.17%	0.19%	0.19%	(2bps)	(2bps)
Net interest margin[10]	2.06%	2.06%	2.09%	2.09%	(3bps)	(3bps)
Average interest-earning assets ($m)	517,408	678,568	659,003	635,657	3	7

					% Mov’t	% Mov’t
	Half Year March 15	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
	US$	A$	A$	A$
Capital adequacy ratio (%)
Common equity Tier 1 capital ratio
- APRA Basel III	8.76%	8.76%	8.97%	8.82%	(21bps)	(6bps)
- Internationally comparable[11]	12.73%	12.73%	13.09%	13.07%	(36bps)	(34bps)
Credit risk weighted assets (credit RWA) ($m)	231,057	303,026	281,459	272,038	8	11
Total Risk Weighted Assets (RWA) ($m)	264,453	346,823	331,387	322,498	5	8

Asset quality
Total committed exposures (TCE) ($m)		910,551	880,213	843,956	3	8
Total impaired assets to gross loans		0.35%	0.40%	0.51%	(5bps)	(16bps)
Total impaired assets to equity and total provisions		4.0%	4.4%	5.6%	(44bps)	(159bps)
Total impairment provisions to total impaired assets[12]		47.8%	44.8%	46.4%	305bps	139bps
Total stressed exposures as a % of total committed exposures		1.12%	1.24%	1.37%	(12bps)	(25bps)
Total provisions to gross loans		58bps	60bps	67bps	(2bps)	(9bps)
Collectively assessed provisions to performing non-housing loans[13]		128bps	129bps	134bps	(1bps)	(6bps)
Mortgages 90 days past due		0.45%	0.45%	0.48%	-	(3bps)
Other consumer loans 90 days past due		1.17%	0.99%	1.12%	18bps	5bps
Collectively assessed provisions to credit risk weighted assets		89bps	93bps	97bps	(4bps)	(8bps)

Balance sheet[14] ($m)
Loans	461,361	605,064	580,343	564,569	4	7
Total assets	606,920	795,961	770,842	729,375	3	9
Deposits and other borrowings	355,892	466,743	460,822	437,405	1	7
Total liabilities	568,554	745,644	721,505	681,344	3	9
Total equity	38,367	50,317	49,337	48,031	2	5

For the above footnotes please see the following page.

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Interim financial results 2015 Group results | Reported results

Notes to Section 1.2:

1	Based on the average number of fully paid ordinary shares outstanding for the relevant six month period. Earnings are calculated as net profit attributable to owners of WBC.
2	Weighted average number of fully paid ordinary shares on the ASX for the relevant period less Westpac shares held by the Group (Treasury shares).
3	Calculated as net profit attributable to owners of WBC divided by average ordinary equity (annualised).
4	Calculated as average total equity less average non-controlling interests.
5	Average total equity is the average balance of shareholders’ equity, including non-controlling interests.
6	Total equity attributable to owners of Westpac Banking Corporation after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.
7	Calculated as Group operating expenses excluding impairment charges divided by group net operating income before operating expenses and impairment charges.
8	Calculated as the difference between the average yield on all interest earning assets and the average rate paid on all interest bearing liabilities.
9

Calculated as the difference between net interest margin and interest spread, and represents benefits derived from holdings of the net non-interest bearing component of the balance sheet (including equity).

10	Calculated by dividing Net interest income by average interest earning assets (annualised).
11	Refer to Glossary for definition.
12	Impairment provisions relating to impaired loans include individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans.
13	Non-housing loans have been determined on a loan purpose basis.
14	Spot balances.

Westpac Group 2015 Interim Results Announcement | 3

Interim financial results 2015 Group results | Reported results

1.3                    Market share and system multiple metrics

1.3.1                   Market share

	As at	As at	As at
	31 March 2015	30 Sept 2014	31 March 2014
Australia
Banking system (APRA)[1]
Housing credit[2]	25%	25%	25%
Cards	23%	23%	23%
Household deposits	23%	23%	23%
Business deposits	20%	20%	20%

Financial system (RBA)[3]
Housing credit[2]	23%	23%	23%
Business credit	19%	19%	19%
Retail deposits[4]	21%	21%	21%

New Zealand[5,6]
Consumer lending	20%	20%	20%
Deposits	21%	21%	21%
Business lending	16%	16%	16%

Australian Wealth Management[7]
Platforms (includes Wrap and Corporate Super)	20%	20%	20%
Retail (excludes Cash)	19%	18%	19%
Corporate Super	15%	15%	14%
Funds Management - BTIM	5%	4%	5%
Wholesale - BTIM/Advance Asset Management	2%	3%	2%

Australian Life Insurance[8]
Life Insurance - in-force	9%	9%	9%
Life Insurance - new business	12%	11%	11%

1.3.2                   System multiples

	Half Year March 15	Half Year Sept 14	Half Year March 14
Australia
Banking system (APRA)[1]
Housing credit[2]	0.9	1.0	0.9
Cards[9]	0.5	n/a	1.9
Household deposits	1.0	1.3	1.0
Business deposits[9]	1.2	1.0	n/a

Financial system (RBA)[3]
Housing credit[2]	0.9	1.0	0.9
Business credit	0.9	1.4	1.1
Retail deposits[4]	0.7	1.2	0.0

New Zealand[5,6]
Consumer lending	0.9	1.2	1.0
Deposits	1.1	0.6	1.0

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1         Source: Australian Prudential Regulation Authority (APRA).

2         Includes securitised loans.

3         Source: Reserve Bank of Australia (RBA).

4         Retail deposits as measured by the RBA, financial system includes financial corporations deposits.

5         New Zealand comprises New Zealand banking operations.

6         Source: Reserve Bank of New Zealand (RBNZ).

7         Market Share Funds under Management/Funds under Administration based on published market share statistics from Plan for Life and Morningstar as at 31 December 2014 (for First Half 2015), as at 30 June 2014 (for Second Half 2014), as at 31 December 2013 (for First Half 2014) and represents the BT Wealth business market share reported at these times.

8         Source: Life Insurance – Plan for Life 31 December 2014 (for First Half 2015), 30 June 2014 (for Second Half 2014), 31 December 2013 (for First Half 2014).

9         n/a indicates that system growth or Westpac growth was negative.

4 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Review of Group operations

2.0                              Review of Group operations

Section 2 ‘Review of Group operations’ focuses on our Group results and key drivers for movements, with reference to our significant divisions. For more detailed commentary at the divisional level, refer to Section 3 ‘Divisional results’.

2.1                              Performance overview

Overview

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
$m	March 15 US$	March 15 A$	Sept 14 A$	March 14 A$	Mar 15- Sept 14	Mar 15- Mar 14
Net interest income	5,325	6,984	6,903	6,639	1	5
Non-interest income	2,297	3,013	3,244	3,151	(7)	(4)
Net operating income before operating expenses and impairment charges	7,623	9,997	10,147	9,790	(1)	2
Operating expenses	(3,363)	(4,410)	(4,352)	(4,195)	1	5
Profit before impairment charges and income tax expense	4,260	5,587	5,795	5,595	(4)	-
Impairment charges	(260)	(341)	(309)	(341)	10	-
Profit before income tax	4,000	5,246	5,486	5,254	(4)	-
Income tax expense	(1,223)	(1,604)	(1,520)	(1,595)	6	1
Profit for the period	2,777	3,642	3,966	3,659	(8)	-
Profit attributable to non-controlling interests	(25)	(33)	(27)	(37)	22	(11)
Net profit attributable to owners of Westpac Banking Corporation	2,752	3,609	3,939	3,622	(8)	-

Net profit attributable to owners of Westpac Banking Corporation was $3,609 million, little changed on First Half 2014 and a 8% decrease over Second Half 2014. The result included a charge of $122 million ($85 million after tax) for the previously announced methodology changes to derivative valuation adjustments (derivative adjustments) which included the first time adoption of a funding valuation adjustment. While net profit attributable to owners of Westpac Banking Corporation was lower, the quality of the result was sound with the improved financial performance across divisions offset by a lower contribution from Treasury, and a reduced benefit from higher asset sales not repeated this half.

Net profit attributable to owners of Westpac Banking Corporation of $3,609 million for First Half 2015 translated to earnings per share of 116.1 cents, down 1% on First Half 2014 and down 9% on Second Half 2014. The return on average ordinary equity for First Half 2015 was 15.10%, 72 basis points lower than First Half 2014.

The Board has determined an interim ordinary dividend of 93 cents per share, fully franked, up 1 cent or 1% on the 2014 final ordinary dividend. The interim ordinary dividend for First Half 2015 represents a payout ratio of 80.2% and a dividend yield of 4.7%1. The interim ordinary dividend will be paid on 2 July 2015 with the record date 15 May 20152. After allowing for the interim dividend, the Group’s adjusted franking account balance is $471 million.

Financial performance summary First Half 2015 – Second Half 2014

Net profit attributable to owners of Westpac Banking Corporation in First Half 2015 of $3,609 million was 8% lower compared to Second Half 2014. The decrease was due to a 4% decrease in profit before impairment charges and income tax expense. The $208 million decrease in profit before impairment charges and income tax expense was due to a 1% decrease in net operating income before operating expenses and impairment charges and a 1% rise in operating expenses.

Net interest income was up 1% with average interest-earning assets rising 3% and net interest margins falling 3 basis points to 2.06%. Margins excluding Treasury and Markets were flat over the half with improved deposit spreads and lower wholesale funding costs offset by strong competition impacting asset spreads, lower returns on capital and an increase in liquidity costs.

Loan growth of 4% was supported by a 3% rise in Australian housing lending and a 2% lift in Australian business lending, with much of the business growth in corporate lending. New Zealand lending grew 3% over First Half 2015 in NZ$, with the strengthening of the NZ$ seeing New Zealand lending increase 13% in A$ terms. Australian customer deposits grew 2% in First Half 2015 with particular strength in transaction accounts. New Zealand customer deposits grew 4% in NZ$ (14% in A$).

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1 Based on closing share price on 31 March 2015 of $39.38.

2 Record date for 2015 interim dividend in New York is 14 May 2015.

Westpac Group 2015 Interim Results Announcement | 5

Interim financial results 2015 Review of Group operations

Non-interest income was down 7% compared to Second Half 2014. The decrease was primarily driven by lower trading income from methodology changes to derivative valuation adjustments, lower other income and wealth management and insurance income, partially offset by an increase in fees and commissions.

Operating expenses increased 1% with most of the increase related to investment in growth areas including Asia, Wealth and Small and Medium Enterprise (SME). Operating expense increases were largely offset by $113 million in productivity savings.

While asset quality continued to improve over the half, impairment charges were $32 million higher, with the rise mostly due to lower provision recoveries. There was minimal change to economic overlay provisions.

The effective tax rate was 30.6% in First Half 2015 compared to 27.7% for Second Half 2014. The rise in the effective tax rate was principally because Second Half 2014 benefited from the finalisation of prior period taxation matters.

Financial performance summary First Half 2015 — First Half 2014

Net profit attributable to owners of Westpac Banking Corporation in First Half 2015 was little changed compared to First Half 2014 (down $13 million). The relatively flat result was mostly due to the impact of the derivative valuation adjustments.

Net interest income was 5% higher with a 7% rise in average interest-earning assets partially offset by a 3 basis point decline in net interest margins. The decline in net interest margin was due to a lower Treasury and Markets contribution with margins excluding Treasury and Markets flat.

Lending increased 7% with Australian mortgages continuing to be the main area of growth. Australian business lending increased 5% with most growth recorded in infrastructure and property. Lending in New Zealand increased 6% in NZ$ (10% in A$). Customer deposits rose $31.4 billion, or 8%, over the past year with the deposit to loan ratio at 69.5%.

Non-interest income was 4% lower compared to First Half 2014. This decrease was primarily driven by lower trading income from methodology changes to derivative valuation adjustments and other income, partially offset by higher wealth management and insurance income and fees and commissions.

Operating expenses were 5% higher with around 1% of the rise due to the acquisition of Lloyds in December 2013 and foreign currency translation impacts. Most expense growth continues to be driven by targeted investment associated with Asia, Wealth and Bank of Melbourne. Operating expense growth continues to be broadly offset by productivity benefits.

Impairment charges were unchanged over the past year with a reduction in charges associated with new impaired assets, largely offset by a reduction in the level of provision recoveries.

Strategic priorities

During the half the Group further reinforced its customer focus, adding the word “service” to its corporate vision which now reads:

To be one of the world’s great service companies, helping our customers, communities and people to prosper and grow.

To deliver on this vision the Group has refreshed its strategic priorities, which now include: performance discipline, service revolution, digital transformation, targeted growth and workforce revolution. Each of these are discussed below.

Performance discipline

The Group has continued to manage its business in a disciplined way across strength/return/productivity and growth.

For example, the Group has delivered sound growth in lending and deposits while managing margins consistently. The Group’s net interest margin excluding Treasury and Markets income has been unchanged for the last three halves.

We believe strength remains a hallmark of the Group. This includes: improved asset quality across all dimensions; a further strengthening of the Group’s funding and liquidity position; and maintaining capital ratios within the Group’s preferred range of 8.75% to 9.25%.

The improvement in asset quality was reflected in a further fall in the ratio of stressed assets to total committed exposures (TCE) to 1.12%. This ratio is down 12 basis points over the last six months and is 25 basis points lower than a year earlier. Consumer delinquencies have also remained low while 90+day mortgage delinquencies are unchanged compared to Second Half 2014.

Despite the improvement in asset quality, provisioning levels were a little higher. While the rise in provisions has been predominantly due to exchange rate movements, provision coverage ratios remain high. Almost half of the

6 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Review of Group operations

impaired portfolio is covered by individually assessed provisions with the ratio of provisions to impaired assets at 48%. The economic overlay was largely unchanged over the last six months (down $2 million to $387 million).

While capital ratios remain high, a number of regulatory changes are under discussion that are likely to impact future capital levels. Although these impacts remain somewhat uncertain, the Group has decided it is prudent to accelerate its capital generation and lift its CET1 capital ratio towards the upper end of its preferred range. To help achieve this objective the Group has introduced a 1.5% discount on its dividend reinvestment plan (DRP) and entered into an agreement to have the DRP on the interim dividend partially underwritten, which is over and above the participation in the DRP. It is estimated that $2 billion worth of Westpac ordinary shares will be issued under the DRP and the DRP partially underwritten, which equates to approximately a 60 basis point increase in the CET1 ratio.

On 1 January 2015 the Liquidity Coverage Ratio (LCR) came into effect for Australian banks, requiring them to maintain a LCR greater than 100%. The LCR measures the level of qualifying liquid assets (defined by APRA) divided by the net cash outflows over an APRA-defined modelled 30 day stressed scenario. Maintaining an LCR above 100% improves the sustainability of a bank in response to extreme liquidity shocks. At 31 March 2015 Westpac’s LCR was 114%, comfortably above the prescribed minimum of 100%.

Service revolution

To support its vision of becoming one of the world’s great service companies, the Group has launched the ‘Service Revolution’ program which aims to: provide more personalised service; enable customers to manage their finances when and where they want; and to deliver outstanding customer experiences. The Group is making good progress on this program which is reflected across a range of metrics including:

•

St.George ranked above the major banks for consumer customer satisfaction[1] and ranked equal number 1 for business customer satisfaction[2]. Westpac RBB ranked equal number 1 of the major banks for consumer[1] and business[2] customer satisfaction;

•	A rise in customer numbers, with total customers of 13.0 million (up 2% compared to Second Half 2014);

•	A reduction in complaints, which fell 35% compared to First Half 2014 across the Australian retail banking businesses; and

•

Numerous external service awards including: Westpac RBB awarded Best Retail Bank in Asia Pacific and Best Retail Bank in Australia; Westpac New Zealand awarded Best Retail Bank in New Zealand; St.George awarded Best Mobile Banking Platform; and BTFG awarded best Wealth provider in Asia Pacific by the Asian Banker magazine[3].

Digital transformation

The Group has continued to roll-out a range of new and innovative technology solutions to provide enhanced services and more convenient access for customers. Over the prior half these have included:

•	Completed the migration of 3.1 million consumer customers to Westpac Live, a state of the art online and mobile banking platform in Westpac RBB;

•	Launched the second phase of Westpac Live, with 300,000 business customers migrated onto the Westpac Live platform;

•	Introduced additional online functionality including fingerprint recognition, customised alerts and new ways of grouping and sharing data;

•	Launched Westpac New Zealand’s new online and mobile banking platform (Westpac One), with over 500,000 customers or 39% having signed up for this platform;

•	Upgraded a further 49 branches, with 24/7 access and more self-serve options; and

•	Upgraded 249 branches to provide real time connectivity with financial services specialists across business banking, merchant services and advice.

The Group is continuing to see more customers take advantage of the increased convenience and access of its digital channels for sales and service. In First Half 2015 this has included:

•	4% of applications for mortgages, 33% of new credit card accounts and 15% of new transaction accounts were opened online during the half; and

•

More customers updating their details online with 1.9 million addresses and contact details updated, 148,000 advice of overseas travel plans and 34,000 notifications of stolen or missing credit cards performed online.

______________________________

1 Source: Roy Morgan Research, March 2015, 6MMA.

2 Source: DBM Consultants, Business Financial Services Monitor, March 2015, 6MMA.

3 Source: Asian Banker Magazine March 2015.

Westpac Group 2015 Interim Results Announcement | 7

Interim financial results 2015 Review of Group operations

In addition to providing a better service experience for customers, the Group expects that increased use of digital will support steady productivity improvements.

Targeted growth

The Group achieved growth across banking, wealth, insurance and financial markets services over the half. The Group continues to focus on three areas of growth: Asia, Wealth and SME.

In Asia, the Group has continued to build its capability in the region and is continuing to grow its customer base, particularly with customers looking to do more business in Australia and New Zealand.

In Wealth, the Group already has a leading position in platforms and recorded a further uplift in the value of the franchise. During First Half 2015, the Group has seen:

•	FUM and FUA balances up 16% and 11% respectively; and

•	Life Insurance in-force premiums up 4% and General Insurance gross written premiums up 5%.

The Group is also developing a new wealth operating system that will significantly change how investment portfolios are managed. Called Panorama, the system was first launched in 2014, and new functionality is being progressively added to the system. In First Half 2015, this included the launch of managed portfolios, adding to the cash hub capability launched in 2014 that has now attracted over $1 billion in FUA. Over 1,300 advisors are now registered on the platform.

For SME customers, the Group is substantially increasing its reach and capability with its Business Connect and Connect Now models. These models are simplifying the account opening process for SME customers while giving them greater access to business specialists via video conferencing. The Group has also focused on using the expertise of WIB to selectively expand the services available to SME customers. This partnership between the Group’s retail and business banks (Westpac RBB and St.George) and the institutional bank has shown progress over the half and this has been reflected in a lift in financial markets product sales, supporting SME’s to better manage their currency and interest rate risks.

Workforce revolution

Successful achievement of the Group’s vision will depend on the quality of our people and culture with Westpac already regarded as a global leader in staff engagement, diversity and flexibility.

To support the performance, service and transformation ambitions described above, the Group is continuing to invest in the capabilities of its people and ‘One Team’ culture. The workforce revolution initiatives are designed to attract and retain the best leaders in banking. This will be achieved by providing employees with the skills and development they need to achieve their potential and ensure the Group continues to develop an engaging, inclusive and highly collaborative culture.

Key highlights for the half included:

•	Approximately 2,500 employees have completed the Best Banker program. This program provides market leading and externally recognised professional qualifications;

•	Women in leadership is 44%, up from 43% at 31 March 2014;

•	Employed 19 indigenous interns as part of CareerTrackers; and

•	High performer retention is 95.7%.

8 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Review of Group operations

Divisional Net Profit after Tax (NPAT) Summary1

Movement in NPAT ($m)

First Half 2015 – First Half 2014

Summary of Business Units (First Half 2015 – First Half 2014)

Westpac Retail and Business Banking NPAT increased $97 million (8%) primarily due to revenue growth and lower impairment charges.

St.George Banking Group’s NPAT increased $64 million (9%) primarily due to revenue growth partially offset by higher operating expenses.

BT Financial Group (Australia) NPAT increased $11 million (3%) primarily due to revenue growth.

Westpac Institutional Bank NPAT decreased $126 million (17%) primarily due to lower revenue and higher operating expenses.

Westpac New Zealand NPAT increased $20 million (5%) primarily due to revenue growth partially offset by higher operating expenses.

Westpac Pacific NPAT decreased $6 million (9%) primarily due to lower revenue partially offset by lower impairment charges.

Group Businesses NPAT decreased $73 million (348%) primarily due to lower revenue partially offset by lower impairment charges and lower income tax expense.

________________________________

1 The NPAT graph illustrates the movements in NPAT for each division in both $ value and %.

Westpac Group 2015 Interim Results Announcement | 9

Interim financial results 2015 Review of Group operations

2.2        Review of reported results

2.2.1     Net interest income

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	6,984	6,903	6,639	1	5
Average interest-earning assets	678,568	659,003	635,657	3	7
Group net interest margin	2.06%	2.09%	2.09%	(3bps)	(3bps)

First Half 2015 – Second Half 2014

Net interest income increased $81 million or 1% compared to Second Half 2014. Key components included:

•

Net interest income excluding Treasury and Markets increased $165 million or 2%, reflecting 3% growth in average interest-earning assets (AIEA) and an increase in Group net interest margin excluding Treasury and Markets of 1 basis point; and

•	In aggregate, Treasury and Markets net interest income decreased $84 million or 30% due to lower returns in Treasury related to the liquid asset portfolio and balance sheet management activities.

First Half 2015 – First Half 2014

Net interest income increased $345 million or 5% compared to First Half 2014. Key components included:

•	Net interest income excluding Treasury and Markets increased $418 million or 7%, reflecting 7% growth in AIEA and unchanged Group net interest margin excluding Treasury and Markets; and

•	In aggregate, Treasury and Markets net interest income decreased $73 million or 27% due to lower returns in Treasury related to the liquid asset portfolio and balance sheet management activities.

2.2.2     Loans1

	As at	As at	As at	% Movt	% Mov’t
$m	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Australia	523,780	508,575	490,959	3	7
Housing	362,779	351,037	338,036	3	7
Personal (loans and cards)	21,952	21,242	20,524	3	7
Business	139,677	136,903	133,197	2	5
Margin lending	1,924	1,960	2,038	(2)	(6)
Other (including provisions)	(2,552)	(2,567)	(2,836)	(1)	(10)

New Zealand (A$)	65,774	58,076	59,636	13	10

New Zealand (NZ$)	67,107	65,018	63,604	3	6
Housing	40,800	39,705	38,669	3	6
Personal (loans and cards)	1,894	1,832	1,786	3	6
Business	24,769	23,821	23,493	4	5
Other (including provisions)	(356)	(340)	(344)	5	3

Other overseas	15,510	13,692	13,974	13	11
Trade finance	5,767	6,147	7,098	(6)	(19)
Other loans	9,743	7,545	6,876	29	42

Total loans	605,064	580,343	564,569	4	7

____________________________

1  Spot loan balances.

10 | Westpac Group 2015 Interim Results Announcement

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First Half 2015 – Second Half 2014

Total loans were $24.7 billion or 4% higher than Second Half 2014. Excluding foreign exchange translation impacts, total loans increased $17.1 billion or 3%.

Key features of total loan growth were:

•	Australian housing loans increased $11.7 billion or 3% at 0.9x system[1]. New lending volumes were similar whilst run-off increased 6% due to accelerated customer repayments;

•	Australian personal loans and cards increased $0.7 billion or 3%, mostly reflecting growth in the auto finance portfolio;

•	Australian business loans increased $2.8 billion or 2%, primarily in WIB in the property and natural resources segments;

•	New Zealand loans increased NZ$2.1 billion or 3% (A$7.7 billion or 13%). Mortgages grew at 3% and business lending was up 4%, including growth in the agriculture sector; and

•	Other overseas lending increased $1.8 billion or 13%, with the majority of growth reflecting foreign exchange translation impacts. Trade finance volumes were lower, impacted by lower commodity prices.

First Half 2015 – First Half 2014

Total loans were $40.5 billion or 7% higher than First Half 2014. Excluding foreign exchange translation impacts, total loans increased $35.2 billion or 6%.

Key features of total loan growth were:

•	Australian housing loans increased $24.7 billion or 7%. New lending volumes increased 12%, whilst run-off increased 7% due to accelerated customer repayments;

•	Australian personal loans and cards increased $1.4 billion or 7%, reflecting growth in both the auto finance and credit card portfolios;

•

Australian business loans increased $6.5 billion or 5%. Growth was highest in the WIB portfolio mainly in infrastructure, property and natural resources, whilst Westpac RBB and St.George reported modest growth;

•	New Zealand lending increased NZ$3.5 billion or 6% (A$6.1 billion or 10%). Mortgages grew at 6% and business lending increased 5%, including growth in agriculture lending; and

•	Other overseas loans increased $1.5 billion or 11%, with the majority of growth reflecting foreign currency translation impacts. Trade finance volumes reduced, impacted by lower commodity prices.

____________________________

1  Source: RBA.

Westpac Group 2015 Interim Results Announcement | 11

Interim financial results 2015 Review of Group operations

2.2.3     Deposits and other borrowings1

	As at	As at	As at	% Movt	% Mov’t
$m	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Customer deposits
Australia	353,841	347,649	329,369	2	7
At call	196,292	187,904	178,755	4	10
Term	128,352	133,972	127,447	(4)	1
Non-interest bearing	29,197	25,773	23,167	13	26

New Zealand (A$)	50,431	44,135	45,344	14	11

New Zealand (NZ$)	51,452	49,410	48,359	4	6
At call	22,549	20,620	20,420	9	10
Term	25,057	25,189	24,481	(1)	2
Non-interest bearing	3,846	3,601	3,458	7	11

Other overseas (A$)	15,979	17,461	14,178	(8)	13

Total customer deposits	420,251	409,245	388,891	3	8

Certificates of deposit	46,492	51,577	48,514	(10)	(4)
Australia	30,889	35,481	32,047	(13)	(4)
New Zealand (A$)	1,428	1,031	1,225	39	17
Other overseas (A$)	14,175	15,065	15,242	(6)	(7)

Total deposits and other borrowings	466,743	460,822	437,405	1	7

First Half 2015 – Second Half 2014

Total customer deposits were $11.0 billion or 3% higher compared to Second Half 2014. Excluding the impact of foreign currency translation, customer deposits increased $5.2 billion.

Key features of customer deposit growth were:

•

Australian customer deposits increased $6.2 billion or 2%. Household deposit growth of 5% was in line with system[2], while financial institution deposits contracted as the Group adjusted pricing to reflect the deposits’ LCR value;

•	Customers continued to direct funds to mortgage offset accounts, reflected in growth of $3.4 billion or 13% in Australian non-interest bearing deposits;

•	New Zealand customer deposits increased NZ$2.0 billion or 4% (A$6.3 billion or 14%) with growth mainly from at call deposits with a focus on higher quality deposits; and

•	Other overseas customer deposits decreased $1.5 billion.

Certificates of deposits decreased $5.1 billion or 10%, reflecting decreased short term wholesale funding in this form.

First Half 2015 – First Half 2014

Total customer deposits were $31.4 billion or 8% higher than First Half 2014. Excluding foreign exchange translation impacts, customer deposits increased $27.2 billion. Key features of the growth were:

•

Australian customer deposits increased $24.5 billion or 7%, with the majority of growth in LCR efficient transaction and savings balances. Australian non-interest bearing deposits increased from growth in mortgage offset accounts;

•	New Zealand customer deposits increased NZ$3.1 billion or 6% (A$5.1 billion or 11%), across at call online savings and transaction accounts; and

•	Other overseas customer deposits increased $1.8 billion with growth mainly in term deposits.

Certificates of deposits were $2.0 billion lower reflecting reduced short term wholesale funding in this form.

____________________________

1  Spot deposit balances.

2  Source: APRA.

12 | Westpac Group 2015 Interim Results Announcement

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2.2.4     Net interest margin

First Half 2015 – Second Half 2014

Group net interest margin was 2.06% for First Half 2015, a 3 basis point decrease from Second Half 2014.

The components of the 3 basis point decline in net interest margin were:

•	6 basis point decrease from asset spreads, primarily from the impact of competitive pricing in mortgages. Business, institutional and unsecured lending spreads were also lower;

•	4 basis point decline from lower Treasury and Markets income; and

•	1 basis point decline from increased holdings of high quality liquid assets in preparation for the introduction of the LCR and the cost of accessing the Committed Liquidity Facility (CLF).

These impacts were partially offset by:

•

5 basis point increase from improved customer deposit spreads on term deposits, online accounts and savings deposits. Improved deposit spreads were partially offset by a 1 basis point impact from a lower hedging benefit on low interest deposits; and

•	3 basis point improvement from term wholesale funding, as pricing for new term senior issuances was lower than maturing deals.

Westpac Group 2015 Interim Results Announcement | 13

Interim financial results 2015 Review of Group operations

First Half 2015 – First Half 2014

Group net interest margin was 2.06% for First Half 2015, a 3 basis point decline from First Half 2014.

The components of the decline in the net interest margin were:

•	12 basis point decrease from asset spreads. The primary driver was competition in mortgages, with business, institutional and unsecured lending spreads also lower;

•	3 basis point decline from lower Treasury and Markets income; and

•	1 basis point decline from increased holdings of high quality liquid assets in preparation for the introduction of the LCR and costs associated with the CLF.

These impacts were partially offset by:

•	10 basis point increase from customer deposit impacts, from improved spreads on term deposits. Online accounts and savings deposit spreads were also higher; and

•	3 basis point increase from term wholesale funding, as pricing for new term senior issuances was lower than maturing deals.

14 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Review of Group operations

2.2.5      Non-interest income

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Fees and commissions	1,478	1,468	1,458	1	1
Wealth management and insurance income	1,146	1,152	1,102	(1)	4
Trading income	425	471	546	(10)	(22)
Other income	(36)	153	45	(124)	(180)
Total Non-interest income	3,013	3,244	3,151	(7)	(4)

First Half 2015 – Second Half 2014

Non-interest income was $3,013 million in First Half 2015, a decrease of $231 million or 7% compared to Second Half 2014 primarily due to lower trading income and other income.

Trading income was impacted by the $122 million charge associated with methodology changes to derivative valuation adjustments.

Fees and commissions income

Fees and commissions income was $1,478 million in First Half 2015, an increase of $10 million or 1% compared to Second Half 2014 mostly from seasonally higher points redemption income associated with credit cards.

Wealth management and insurance income

Wealth management and insurance income was $1,146 million in First Half 2015, a decrease of $6 million or 1% compared to Second Half 2014 due to:

•

General insurance revenue reduced $55 million as severe weather events resulted in insurance claims costs of $51 million in the half. General insurance income was supported by an increase in net earned premiums of 6%, particularly in home and contents insurance; partially offset by

•	Life insurance revenue increased $6 million. Net earned premiums increased 1%, while Life insurance claims were higher reflecting both the growth in the book and a rise in loss ratios from 30% to 34%;

•	FUM revenue increased $26 million or 9% and FUA revenue increased $10 million or 4%. Growth in balances was partially offset by lower margins; and

•	BTIM’s performance fees associated with above benchmark performance increased $31 million.

Trading income

Trading income decreased $46 million, or 10%, compared to Second Half 2014. The $122 million charge from methodology changes to derivative valuation adjustments more than offset increased trading and sales income. The contribution from Westpac Pacific was also lower following the introduction of exchange rate controls in PNG impacting foreign exchange income.

Other income

Other income was negative $36 million in First Half 2015, a decrease of $189 million or 124% compared to Second Half 2014. This decrease reflected lower gains from asset sales and the impact of hedging New Zealand future earnings.

First Half 2015 – First Half 2014

Non-interest income was $3,013 million in First Half 2015, a decrease of $138 million or 4% compared to First Half 2014 primarily due to lower trading income following methodology changes to derivative valuations. These declines more than offset growth in wealth management income and higher fees and commissions.

Fees and commissions income

Fees and commissions income was $1,478 million in First Half 2015, an increase of $20 million or 1% compared to First Half 2014 driven by an increase in business lending fees due to the full period impact of the Lloyds acquisition and growth in line fees.

Westpac Group 2015 Interim Results Announcement | 15

Interim financial results 2015 Review of Group operations

Wealth management and insurance income

Wealth management and insurance income was $1,146 million in First Half 2015, an increase of $44 million or 4% compared to First Half 2014 from:

•	FUM/FUA related income increased $62 million, or 12% due to the benefit of positive net flows and improved investment markets. Margins were broadly unchanged compared to First Half 2014;

•	Life insurance income increased 19% due to growth in net earned premiums of 14% partly offset by increased claims;

•

General insurance income decreased $19 million reflecting a $33 million increase in insurance claims relating to severe weather events, more than offsetting 16% growth in net earned premiums related to home and content sales; and

•	Performance fee income reduced $56 million from lower BTIM performance fees ($77 million) more than offsetting higher Hastings performance fees ($21 million).

Trading income

Trading income decreased $121 million, or 22%, compared to First Half 2014. The $122 million charge from methodology changes to derivative valuation adjustments offset higher markets income from increased foreign exchange and interest rate risk sales. The contribution from Westpac Pacific was also lower following the introduction of exchange rate controls in PNG impacting foreign exchange income.

Other income

Other income decreased $81 million, or 180%, reflecting lower profits from asset sales and the impact of hedging New Zealand future earnings, partially offset by increased rental income from operating leases.

2.2.6      Funds Under Management/Funds Under Administration

	As at	As at	As at	% Mov’t	% Mov’t
$bn	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Funds Under Management (FUM)
BT	90.3	77.6	71.4	16	26
Advance Asset Management	13.0	11.4	10.7	14	21
Westpac Institutional Bank	7.7	7.0	6.6	10	17
New Zealand (A$)	5.9	4.9	4.6	20	28
Group FUM	116.9	100.9	93.3	16	25

Funds Under Administration (FUA)
BT	87.5	77.7	72.9	13	20
Asgard	37.5	35.0	33.9	7	11
New Zealand (A$)	1.9	1.5	1.4	27	36
Group FUA	126.9	114.2	108.2	11	17

				% Mov’t	% Mov’t
$bn	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Average FUM for the Group[1]	108.8	97.4	91.3	12	19
Average FUA for the Group[1]	119.8	112.4	106.2	7	13

1  Average FUM and FUA for the Group for First Half 2015, Second Half 2014 and First Half 2014 is based on a six month average.

16 | Westpac Group 2015 Interim Results Announcement

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2.2.7      Markets related income1

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	55	57	45	(4)	22
Non-interest income	394	413	483	(5)	(18)
Total Markets income	449	470	528	(4)	(15)

Customer Income	455	420	389	8	17
Non-customer Income	147	72	140	104	5
Derivative valuation adjustments[2]	(153)	(22)	(1)	large	large
Total Markets income	449	470	528	(4)	(15)

Markets income comprises sales and risk management revenue derived from the creation, pricing and distribution of risk management products to the Group’s business, corporate and institutional customers. Dedicated relationship specialists provide product solutions to these customers to help manage their interest rate, foreign exchange, commodity, credit and structured products risk exposures.

First Half 2015 - Second Half 2014

Total Markets income decreased $21 million, or 4%, compared to Second Half 2014 primarily due to the $122 million charge related to methodology changes to derivative valuation adjustments. Excluding these items, Markets income increased $101 million or 21%.

Customer income increased $35 million or 8% compared to Second Half 2014 from growth in both foreign exchange and interest rate risk product sales. Foreign exchange sales benefited from increased customer demand as a result of volatility in a number of core currencies. Interest rate risk sales benefited from improved deal flows in the half, particularly related to infrastructure transactions.

Non-customer related income increased $75 million compared to Second Half 2014 from higher foreign exchange trading income.

In First Half 2015 changes were made to derivative valuation methodologies, which include the first time adoption of a FVA to the fair value of derivatives. The impact of these changes resulted in a $122 million charge which reduced non-interest income.

First Half 2015 – First Half 2014

Total Markets income decreased $79 million, or 15%, compared to First Half 2014.

Customer related income increased $66 million or 17% compared to First Half 2014. This outcome reflected increased interest rate risk sales, as a result of increased customer demand from infrastructure deals and higher foreign exchange income from increased customer demand associated with the more volatile currency environment.

Non-customer related income increased $7 million compared to First Half 2014 primarily from higher foreign exchange trading income.

In First Half 2015 changes were made to derivative valuation methodologies, which included the first time adoption of a FVA to the fair value of derivatives. The impact of these changes resulted in a $122 million charge which reduced non-interest income.

1  Markets income includes WIB Markets, Westpac RBB, St.George, BTFG and Westpac New Zealand markets.

2  Includes CVA and derivative valuation methodology changes.

Westpac Group 2015 Interim Results Announcement | 17

Interim financial results 2015 Review of Group operations

Markets Value at Risk (VaR)1

Risk, as measured by VaR, was lower than both Second Half 2014 and First Half 2014 and remains well within the Group’s risk appetite.

$m	High	Low	Average

Six months ended 31 March 2015	10.7	5.9	7.9
Six months ended 30 September 2014	14.1	5.9	8.5
Six months ended 31 March 2014	16.7	5.3	10.0

The components of Markets VaR are as follows:

Average	Half Year	Half Year	Half Year
$m	March 2015	Sept 2014	March 2014
Interest rate risk	2.9	3.6	6.1
Foreign exchange risk	1.7	2.1	2.2
Equity risk	0.2	0.3	0.4
Commodity risk[2]	3.1	1.9	2.1
Credit and other market risks[3]	5.0	6.7	5.8
Diversification benefit	(5.0)	(6.1)	(6.6)
Net market risk	7.9	8.5	10.0

2.2.8      Operating expenses4

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Salaries and other staff expenses	2,402	2,316	2,351	4	2
Equipment and occupancy expenses	791	810	692	(2)	14
Other expenses	1,217	1,226	1,152	(1)	6
Total Operating expenses	4,410	4,352	4,195	1	5

First Half 2015 – Second Half 2014

Operating expenses increased $58 million or 1% compared to Second Half 2014. Excluding the impact of foreign currency translation ($23 million), operating expenses increased $35 million or 1% primarily due to investments. Productivity benefits of $113 million were delivered during First Half 2015.

Salaries and other staff expenses

Salaries and other staff expenses were $2,402 million, an increase of $86 million or 4% compared to Second Half 2014. This was driven by:

•	The impact of salary increases from January 2015;

•	Foreign currency translation impacts;

•	Higher performance related payments in the Group’s wealth business associated with above benchmark performance fees earned; and

•	Expansion in Asia; partially offset by

•	Delivery of productivity benefits across the Group.

1 The daily VaR presented above reflects a divisional view of VaR. It varies from presentations of VaR in Westpac’s 2014 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel III where market risk disclosures are segregated as trading and banking book. VaR measures the potential for loss using a history of price movements. Therefore, price volatility is a key component of this measure.

2 Includes electricity risk.

3 Includes pre-payment risk and credit spread risk (exposures to generic credit rating bonds).

4 Refer to Section 4 Note 5 for reported results breakdown. Refer to Section 5 for reconciliation between reported results and cash earnings.

18 | Westpac Group 2015 Interim Results Announcement

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Equipment and occupancy expenses

Equipment and occupancy expenses were $791 million, a decrease of $19 million or 2% compared to Second Half 2014 due to lower software impairments and lease consolidation.

Other expenses

Total other expenses were $1,217 million, $9 million or 1% lower compared to Second Half 2014. This decrease was driven by:

•	Westpac Bicentennial Foundation grant in Second Half 2014 not repeated; and

•	Delivery of cost management initiatives; partially offset by

•	Reversal of Bell litigation provision in Second Half 2014 not repeated;

•	Higher technology costs; and

•	Seasonally higher credit card reward program costs.

First Half 2015 – First Half 2014

Operating expenses were $4,410 million, an increase of $215 million or 5% compared to First Half 2014. Excluding foreign currency translation, operating expenses increased $192 million or 5% reflecting the impact of investments, including higher software amortisation and hardware depreciation expense.

Salaries and other staff expenses

Salaries and other staff expenses were $2,402 million, an increase of $51 million or 2% compared to First Half 2014 from:

•	The impact of salary increases; and

•	Additional staff to support the Group’s expansion in Bank of Melbourne and Asia; partially offset by

•	Delivery of productivity benefits;

•	Lower performance related payments in the wealth business; and

•	Decrease in restructuring costs.

Equipment and occupancy expenses

Equipment and occupancy expenses were $791 million, an increase of $99 million or 14% compared to First Half 2014 due to:

•	Higher software amortisation and hardware depreciation related to the Group’s investment programs;

•	Annual rental rate increases; and

•	Increase in operating lease depreciation costs.

Other expenses

Total other expenses were $1,217 million, an increase of $65 million or 6% higher compared to First Half 2014 from:

•	Increase in outsourced technology costs; and

•	Higher advertising spend.

Full Time Equivalent Employees (FTE)1

	As at	As at	As at	% Mov’t	% Mov’t
Analysis of movement in FTE	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Permanent employees	33,704	33,586	33,619	-	-
Temporary employees	2,855	2,787	2,875	2	(1)
Total employees	36,559	36,373	36,494	1	-

1  Based on a six month average.

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First Half 2015 – Second Half 2014

FTE increased 186 FTE compared to Second Half 2014 to support growth related investments including:

•	Asia expansion (66 FTE);

•	Bank of Melbourne (49 FTE);

•	Wealth (22 FTE); and

•	Other FTE increases to support projects across the Group.

First Half 2015 – First Half 2014

FTE increased 65 compared to First Half 2014. Increases relate to:

•	Bank of Melbourne (136 FTE); and

•	Asia expansion (108 FTE); partially offset by

•	A range of productivity initiatives.

Investment programs

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Expensed	167	171	186	(2)	(10)
Capitalised software and fixed assets	291	366	345	(20)	(16)
Total	458	537	531	(15)	(14)
Growth and productivity	233	221	249	5	(6)
Regulatory change	108	185	155	(42)	(30)
Other technology	117	131	127	(11)	(8)
Total	458	537	531	(15)	(14)

Investment spend was $458 million in First Half 2015, with 51% spent on growth and productivity initiatives, 24% on regulatory change and 25% on other technology programs. Investment spend was 15% lower than Second Half 2014 primarily due to timing of expenditure within major regulatory change programs.

Growth and productivity programs delivered core capabilities and efficiencies across the Group. Spend in First Half 2015 was $233 million and capabilities delivered included:

•

Completion of consumer migration onto Westpac Live and commencement of the migration of business customers. Westpac Live was ranked Best Innovative Online Banking Service in Money Magazine’s 2015 Best of the Best Innovation awards;

•

Digital innovation continues to enhance the customer experience including new simplified fingerprint login, 4 character PIN, customised alerts and new ways of sharing data to enable customers to see their entire financial position in one place; and

•

The next stage of BT’s Panorama integrated wealth platform continued with the launch of the new “Ready Made Portfolios”, a professionally managed portfolio product for sale through financial planners. These products complement the capabilities launched previously through the BT Cash Hub.

Regulatory change programs reflected commitments to address requirements by Governments and regulators globally. Spend for First Half 2015 of $108 million included the delivery of initiatives within major programs such as Stronger Super, Financial Claims Scheme, FATCA and AML. In addition to fulfilling compliance requirements, many of these programs were able to implement new functionality and enhanced capabilities including a single view of the customer across all brands.

Other technology spend was $117 million, including refreshing and improving systems and the continued migration of server infrastructure into Westpac’s new data centre.

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Capitalised software

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Opening balance	2,070	2,023	1,897	2	9
Total additions	274	332	332	(17)	(17)
Amortisation expense	(254)	(256)	(209)	(1)	22
Impairment expense	(3)	(22)	(6)	(86)	(50)
Foreign exchange translation	15	(7)	9	large	67
Closing balance	2,102	2,070	2,023	2	4

Capitalised software increased $32 million or 2% compared to Second Half 2014. This was driven by additions of $274 million which represents a 17% decrease on Second Half 2014 primarily due to lower regulatory change spend. Amortisation of $254 million was broadly unchanged during the half, with software impairments lower.

2.2.9      Impairment charges

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Individually assessed provisions (IAPs)
New IAPs	(293)	(335)	(349)	(13)	(16)
Write-backs	155	189	244	(18)	(36)
Recoveries	63	58	48	9	31
Total IAPs, write-backs and recoveries	(75)	(88)	(57)	(15)	32
Collectively assessed provisions (CAPs)
Write-offs	(330)	(371)	(331)	(11)	-
Other changes in CAPs	64	150	47	(57)	36
Total new CAPs	(266)	(221)	(284)	20	(6)
Total impairment charges	(341)	(309)	(341)	10	-

The improvement in asset quality through First Half 2015, including lower levels of new impaired assets has led to impairment charges relative to average gross loans remaining modest at 11 basis points. While the level of impairment charges was low, provisioning levels have been broadly maintained with the collectively assessed provisions rising $85 million and individually assessed provisions slightly lower down $61 million. Economic overlays were little changed over First Half 2015 with a balance of $387 million at 31 March 2015.

First Half 2015 – Second Half 2014

Impairment charges for First Half 2015 were $341 million, up $32 million or 10% compared to Second Half 2014, and were equivalent to 11 basis points of average gross loans.

Key movements included:

•	Total new IAPs less write-backs and recoveries were $13 million lower than Second Half 2014, primarily due to:

-

Westpac New Zealand and St.George (down $20 million and $17 million respectively) as fewer facilities were downgraded to impaired. Total IAPs in Westpac RBB were flat with higher charges in the business portfolio (up $7 million) offset by lower charges in the consumer portfolio; partially offset by

-	Higher total IAPs in WIB (up $27 million) principally because the level of new IAPs reported in Second Half 2014 was particularly low and write-backs and recoveries were lower.

•	Total new CAPs added $266 million to impairment charges in First Half 2015, $45 million more than recorded in Second Half 2014. Key movements included:

-	Write-offs were lower in First Half 2015, consistent with normal seasonal patterns in unsecured personal lending; and

-

Other changes in CAPs were positive as the improvement in asset quality across the portfolios continued. However, as the rate of improvement was at a slower rate than Second Half 2014, the CAP benefits were lower. Economic overlays were $2 million lower.

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First Half 2015 – First Half 2014

Impairment charges of $341 million were unchanged when compared to First Half 2014.

Key movements included:

•

New IAPs less write-backs and recoveries were $18 million higher than First Half 2014, while new IAPs fell by $56 million, First Half 2014 benefited from a larger number of write-backs and recoveries which were $74 million higher than First Half 2015; and

•

Total new CAPs were $18 million lower than Half Year 2014. Write-offs were similar to First Half 2014, while other changes in CAPs were a larger benefit as portfolio quality improved. Total economic overlays were $11 million lower compared to First Half 2014 with a balance of $387 million.

2.2.10    Tax expense

First Half 2015 – Second Half 2014

The effective tax rate of 30.6% in First Half 2015 was higher than 27.7% in Second Half 2014, as Second Half 2014 benefited from the finalisation of prior period taxation matters.

First Half 2015 – First Half 2014

The effective tax rate of 30.6% in First Half 2015 was slightly higher than the First Half 2014 effective tax rate of 30.4%.

2.2.11    Non-controlling interests

The non-controlling interests represent distributions on the Group’s hybrid equity instrument 2006 TPS1 and other non-controlling interests including the 40.9% portion of BTIM that Westpac does not own.

Non-controlling interests of $33 million for First Half 2015 were $6 million higher than Second Half 2014. Movements in non-controlling interests primarily relates to the earnings contribution of BTIM.

2.3          Credit quality

The improvement in quality of the portfolio seen over Full Year 2014 continued into First Half 2015, with a further reduction in stressed assets, the emergence of new problem facilities remaining low, and the additional resolution and work-out of impaired facilities.

Stressed assets reduced $0.7 billion during First Half 2015 with the ratio of stressed exposures to total committed exposures down 12 basis points to 1.12% at 31 March 2015 (see 2.3.1 Credit Quality Key Metrics). The largest improvements were seen in the watchlist and substandard facilities, which reduced 9 basis points to 0.62% and impaired assets, where the ratio of impaired assets was down 3 basis points to 0.24%.

Portfolio segments

The institutional and commercial segments continue to perform well as customers remain cautious and protective of their balance sheets. Stressed assets further reduced, with the work-out of facilities, often via asset sales and restructuring, continuing to exceed the emergence of new stress. Some stress is emerging in sectors impacted by the falling price of commodities, especially iron ore and coal. This includes both producers and suppliers to these industries.

Across the Group, there was only one new large (>$50 million) impaired facility that emerged during First Half 2015.

The commercial property segment has continued to show the greatest rate of asset quality improvement. After peaking in the midst of the financial crisis at 15.5% (stress as a per cent of total committed exposure) the ratio has now declined to 1.8%. The level of stress is now at its lowest point for over a decade.

1 Non-controlling interests include distributions on 2006 Trust Preferred Securities (TPS):

Westpac TPS Trust issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder of the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS. The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date) is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during all periods). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

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The small and medium business portfolio has also performed well and the number of facilities in work-out reduced further during First Half 2015. Nevertheless, some stress is emerging in sectors impacted by the slowing of the mining investment cycle, lower commodity prices, those industries undergoing structural change (eg. manufacturing) and some elements of agriculture.

In the consumer sector, unsecured consumer delinquencies have trended higher over the First Half 2015 consistent with normal seasonal trends (which typically see delinquencies rise in the first half of the year). Group consumer unsecured 90+ day delinquencies increased 18 basis points since 30 September 2014 and 5 basis points since 31 March 2014. This trend was similar across the Australian and New Zealand portfolios.

Australian 90+ day mortgage delinquencies were at 0.47% at 31 March 2015, unchanged from 30 September 2014 and 3 basis points lower compared to 31 March 2014, as the portfolio continues to be supported by a strong property market and falling interest rates. The investment property segment has a 90+ day delinquency rate of 0.36% which is lower than the portfolio average. Despite the low delinquency rates, the modest pace of economic growth and rising unemployment has led to some increase in delinquencies especially in those states and regions closest to mining. This is being offset by robust conditions in NSW where economic activity has been stronger.

Australian properties in possession increased 69 over First Half 2015 to 263. Most of this growth was in regions of Queensland impacted by the slowing of the mining sector. Realised mortgage losses were $38 million for First Half 2015, equivalent to 2 basis points.

New Zealand mortgage 90+ day delinquencies improved 4 basis points since 31 March 2014. The low level of delinquencies over the year reflects the improving economy and the strong Auckland housing market.

Provisioning

Westpac believes it has maintained adequate provisioning coverage with:

•	The ratio of impaired asset provisions to total impaired assets increasing 3 percentage points to 47.8% during the half; and

•

The ratio of collectively assessed provisions to credit risk weighted assets was 0.89% with the ratio lower than the 0.93% recorded at 30 September 2014. Whilst collectively assessed provisions were higher, the fall in the ratio was due to a rise in credit risk weighted assets. Much of the rise in risk weighted assets was due to foreign currency translation impacts, portfolio growth and a change in modelling factors, rather than any deterioration in quality.

Total impairment provisions were $3,505 million with individually assessed provisions of $806 million and collectively assessed provisions of $2,699 million.

Collectively assessed provision balances were higher compared to First Half 2014. Excluding foreign currency translation impacts, movements in collectively assessed provisions can principally be traced to:

•

Provision increases relating to growth in the portfolio were largely offset by the impact of run-off in watchlist and substandard exposures. Although continuing to perform, these exposures carry materially higher provision levels, compared to non-stressed exposures, as their probability of default is much higher;

•

The economic overlay composition and balance was little changed during First Half 2015. The provision was $2 million lower at $387 million at 31 March 2015. Most of the economic overlay has been set for the mining and manufacturing sectors and for some elements of agriculture.

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2.3.1      Credit quality key metrics

	Half Year March 15	Half Year Sept 14	Half Year March 14
Stressed exposures by credit grade as a % of total committed exposures:
Impaired	0.24%	0.27%	0.34%
90 days past due and not impaired	0.26%	0.26%	0.28%
Watchlist and substandard	0.62%	0.71%	0.75%
Total stressed exposures	1.12%	1.24%	1.37%

Impaired assets to total committed exposures for business and institutional:
Business Australia	0.75%	0.88%	1.20%
Business New Zealand	0.96%	0.92%	1.16%
Institutional	0.18%	0.25%	0.29%

90 days past due for mortgages:
Group	0.45%	0.45%	0.48%
Australia	0.47%	0.47%	0.50%
New Zealand	0.25%	0.21%	0.29%

90 days past due for other consumer loans:
Group	1.17%	0.99%	1.12%
Australia	1.20%	1.05%	1.15%
New Zealand	0.81%	0.75%	0.90%

Other:
Total impaired assets to gross loans	0.35%	0.40%	0.51%
Total impaired asset provisions to total impaired assets	47.8%	44.8%	46.4%
Total provisions to gross loans	58bps	60bps	67bps
Collectively assessed provisions to performing non-housing loans[1]	128bps	129bps	134bps
Collectively assessed provisions to risk weighted assets	78bps	79bps	82bps
Collectively assessed provisions to credit risk weighted assets	89bps	93bps	97bps
Total provisions to risk weighted assets	101bps	105bps	118bps
Impairment charges to average loans annualised	11bps	11bps	12bps
Net write-offs to average loans annualised	16bps	25bps	22bps

1 Non-housing loans have been determined on a loan purpose basis.

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2.4       Balance sheet and funding

2.4.1      Balance sheet

	As at	As at	As at	As at	% Mov’t	% Mov’t
	31 March 2015	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
$m	US$	A$	A$	A$
Assets
Cash and balances with central banks	11,238	14,738	25,760	16,375	(43)	(10)
Receivables due from other financial institutions	10,398	13,637	7,424	8,744	84	56
Trading securities, other financial assets designated at fair value and available-for-sale securities	63,002	82,625	81,933	79,392	1	4
Derivative financial instruments	34,848	45,702	41,404	26,207	10	74
Loans	461,361	605,064	580,343	564,569	4	7
Life insurance assets	9,415	12,348	11,007	12,841	12	(4)
Other assets	16,658	21,847	22,971	21,247	(5)	3
Total assets	606,920	795,961	770,842	729,375	3	9
Liabilities
Payables due to other financial institutions	11,759	15,421	18,636	15,211	(17)	1
Deposits and other borrowings	355,892	466,743	460,822	437,405	1	7
Other financial liabilities at fair value through income statement	9,251	12,133	19,236	15,077	(37)	(20)
Derivative financial instruments	38,514	50,510	39,539	31,330	28	61
Debt issues	128,215	168,151	152,251	150,098	10	12
Life insurance liabilities	8,346	10,945	9,637	11,594	14	(6)
Loan capital	9,078	11,905	10,858	10,320	10	15
Other liabilities	7,500	9,836	10,526	10,309	(7)	(5)
Total liabilities	568,555	745,644	721,505	681,344	3	9
Equity
Total equity attributable to owners of Westpac Banking Corporation	37,671	49,405	48,456	47,165	2	5
Non-controlling interests	695	912	881	866	4	5
Total equity	38,367	50,317	49,337	48,031	2	5

	Half Year	Half Year	Half Year	Half Year	% Mov’t	% Mov’t
	31 March	31 March	30 Sept	31 March	Mar 15 -	Mar 15 -
	2015	2015	2014	2014	Sept 14	Mar 14
$m	US$	A$	A$	A$
Average balances
Total assets	602,239	789,821	749,526	724,654	5	9
Loans and other receivables	448,194	587,796	571,727	547,786	3	7
Total equity	37,192	48,777	47,905	46,770	2	4

First Half 2015 – Second Half 2014

Key movements during the half included:

Assets

•	Cash and balances with central banks decreased $11.0 billion or 43% reflecting lower liquid assets held in this form;
•

Receivables due from other financial institutions increased $6.2 billion or 84% largely reflecting higher collateral posted with derivative counterparties mainly related to foreign currency swaps and forward contracts;

•

Trading securities, other financial assets designated at fair value and available-for-sale securities increased $0.7 billion or 1%. Holdings of liquid assets increased $3.0 billion reflecting LCR requirements, partially offset by a reduction of $2.5 billion in bonds held for trading purposes;

•

Derivative assets increased $4.3 billion or 10% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts, offset by an increase in netting for centrally cleared trades;

•	Loans increased $24.7 billion or 4%. Refer to Section 2.2.2 Loans for further information on movements; and
•	Life insurance assets increased $1.3 billion or 12% largely reflecting an increase in unit linked investments from favourable equity markets.

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Liabilities

•	Payables due to other financial institutions decreased $3.2 billion or 17%, largely reflecting lower collateral received from derivative counterparties which decreased $1.9 billion;

•	Deposits and other borrowings increased $5.9 billion or 1%. Refer to Section 2.2.3 Deposits and other borrowings for further information on movements;

•

Other financial liabilities at fair value through the income statement decreased $7.1 billion or 37%. Securities sold under agreements to repurchase decreased $6.1 billion reflecting decreased funding in this form;

•

Derivative liabilities increased $11.0 billion or 28% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts, offset by an increase in netting for centrally cleared trades;

•

Debt issues increased $15.9 billion or 10% ($7.3 billion or 5% excluding foreign currency translation impacts) reflecting additional wholesale funding. Refer to Section 2.4.2 Funding and Liquidity Risk Management for further information;

•	Life insurance liabilities increased $1.3 billion or 14% largely reflecting an increase in unit linked liabilities from favourable equity markets; and

•	Loan capital increased $1.0 billion or 10% reflecting subordinated debt issuances of $0.6 billion and foreign currency translation impacts.

Equity increased $1.0 billion or 2% reflecting retained profits and shares issued in the DRP.

First Half 2015 – First Half 2014

Key movements included:

Assets

•	Cash and balances with central banks decreased $1.6 billion or 10% reflecting lower liquid assets held in this form;

•	Receivables due from other financial institutions increased $4.9 billion or 56% reflecting higher collateral posted relating to derivative movements;

•

Trading securities, other financial assets designated at fair value and available-for-sale securities increased $3.2 billion or 4%. Holdings of liquid assets increased $5.2 billion reflecting LCR requirements partially offset by a reduction of $1.6 billion in bonds held for trading purposes;

•

Derivative assets increased $19.5 billion or 74% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts, offset by an increase in netting for centrally cleared trades;

•	Loans grew $40.5 billion or 7%. Refer to Section 2.2.2 Loans for further information on movements; and

•	Life insurance assets decreased $0.5 billion or 4% as two managed funds were deconsolidated during 2014, offset by an increase in unit linked investments from favourable equity markets.

Liabilities

•	Payables due to other financial institutions increased $0.2 billion or 1% reflecting higher collateral received from derivative counterparties;

•	Deposits and other borrowings increased $29.3 billion or 7%. Refer to Section 2.2.3 Deposits and other borrowings for further information on movements;

•	Other financial liabilities at fair value through the income statement decreased $2.9 billion or 20% reflecting reduced funding of securities through repurchase agreements;

•

Derivative liabilities increased $19.2 billion or 61% mainly due to foreign currency translation impacts on cross currency swaps and forward contracts, offset by an increase in netting for centrally cleared trades;

•

Debt issues increased $18.1 billion or 12%. This included long term issuance increases of $11.5 billion of which covered bond outstandings increased $8.6 billion. Refer to Section 2.4.2 Funding and Liquidity Risk Management for further information;

•	Life insurance liabilities decreased $0.6 billion as two managed funds were deconsolidated during 2014, offset by an increase in unit linked liabilities from favourable equity markets; and

•

Loan capital increased $1.6 billion or 15% reflecting the issuance of $1.3 billion Westpac Capital Notes 2, $0.6 billion of subordinated debt and foreign currency translation impacts, offset by the buy back and cancellation of $0.9 billion of Westpac SPS II.

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Equity increased $2.3 billion or 5% largely from increased retained profits and shares issued in the DRP.

2.4.2      Funding and liquidity risk management

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This type of risk is inherent in all banks through their role as intermediaries between depositors and borrowers. The Group has a liquidity risk management framework designed to maximise the Group’s ability to meet cash flow obligations under a wide range of market conditions, including name specific and market-wide stress scenarios, as well as meeting the requirements of the Liquidity Coverage Ratio (LCR)1.

Liquid Assets

As at 31 March 2015, Westpac held in total $136.7 billion in unencumbered liquid assets (30 September 2014: $134.4 billion, 31 March 2014: $126.5 billion). This portfolio provides a source of reserve liquidity as eligible collateral under the Central Bank repurchase agreement facility. At 31 March 2015 the portfolio was comprised of:

•	$57.0 billion of cash, deposits at Central Banks, Government and semi-Government bonds. This portfolio increased $2.4 billion during the half as the Group prepared for the introduction of the LCR;

•	$19.2 billion of repo-eligible private securities; and

•	$60.5 billion of self-originated AAA rated mortgage backed securities, which in extraordinary circumstances are eligible for repurchase with the RBA or the RBNZ.

LCR

From 1 January 2015, Westpac is required to meet a minimum LCR of 100% in accordance with the APRA liquidity standard (APS 210). The LCR requires banks to hold sufficient high-quality liquid assets (HQLA), as defined, to withstand 30 days under a regulator-defined acute stress scenario. Given the limited amount of qualifying HQLA available in Australia (due to relatively low levels of Government debt outstanding), the Reserve Bank of Australia (RBA) makes available to Australian institutions a Committed Liquidity Facility (CLF) that, subject to the satisfaction of qualifying conditions, can be accessed to assist meeting the LCR requirement. In order to have access to the CLF, Australian banks are required to pay a fee of 15 basis points (0.15%) per annum to the RBA on the approved CLF. Westpac has approval for a CLF of $66 billion for calendar year 2015. At 31 March 2015, the Group’s LCR, including the CLF of $66 billion, was 114%.

Funding

The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes targeting a Stable Funding Ratio (SFR)2 of greater than 75%.

During First Half 2015, the Group continued to focus on funding asset growth through stable sources, maintaining its Stable Funding Ratio at 83.2%, unchanged from 30 September 2014 (31 March 2014: 83.4%).

The Group’s overall funding composition was little changed, with customer deposits representing 59.7% of the Group’s total funding at 31 March 2015 (30 September 2014: 60.2%, 31 March 2014: 59.6%), a further 1.8% from securitisation, 14.7% from long term funding with a residual maturity greater than one year and 7.0% from equity.

At 31 March 2015, the Group had $118.2 billion of wholesale funding with a residual maturity within one year, representing 16.8% of the Group’s total funding, little changed from 30 September 2014 (31 March 2014: $16.6%). This short term funding has a weighted average maturity of 130 days and is more than covered by the $136.7 billion of repo-eligible liquid assets held by the Group.

In First Half 2015, the Group raised $15.9 billion of term wholesale funding with a weighted average maturity of 4.6 years.

The Group’s approach to wholesale funding is to maintain diversity across product, tenor and currency. In First Half 2015, the Group executed benchmark senior bond trades in US$ and A$, benchmark covered bond trades in Euro and US$, an RMBS and an auto ABS transaction (both in A$), as well as smaller senior bond trades in Swiss Franc and Sterling. The Group also raised approximately $600 million in Basel III compliant Tier 2 capital.

Overall, support for Westpac remains across global funding markets and we believe the Group is well positioned for the remainder of Full Year 2015.

1 Refer to Glossary for definition.

2 Stable funding ratio is total stable funding divided by total funding. Stable funding includes customer deposits, wholesale term funding with a residual contractual maturity greater than 12 months, securitisation and equity. Total funding includes customer deposits, total wholesale funding (short and long term) and equity.

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Liquidity coverage ratio

$m	As at 31 March 15	Pro forma as at 30 Sept 14	% Mov’t Mar 15 - Sept 14
High Quality Liquid Assets (HQLA)[1]	57,136	58,900	(3)
Committed Liquidity Facility (CLF)[1]	66,000	66,000	-
Total LCR liquid assets	123,136	124,900	(1)
Cash outflows in a modelled 30-day APRA defined stressed scenario
Customer deposits	66,062	74,552	(11)
Wholesale funding	17,218	20,360	(15)
Other flows[2]	24,664	26,462	(7)
Total	107,944	121,374	(11)
LCR[3]	114%	103%	large

Funding by residual maturity

	As at 31 March 2015		As at 30 Sept 2014		As at 31 March 2014
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	420,251	59.7	409,245	60.2	388,891	59.6
Wholesale funding - residual maturity
Securitisation	12,482	1.8	11,277	1.7	11,488	1.8
Greater than 12 months	103,294	14.7	96,364	14.2	96,592	14.8
Equity[4]	49,284	7.0	48,356	7.1	47,215	7.2
Stable Funding Ratio (SFR)	585,311	83.2	565,242	83.2	544,186	83.4
Less than 6 months	70,935	10.0	65,497	9.6	63,748	9.8
6 to 12 months	16,685	2.4	23,735	3.5	22,051	3.4
Long term to short term scroll[5]	30,613	4.4	25,482	3.7	22,415	3.4
Short term wholesale funding	118,233	16.8	114,714	16.8	108,214	16.6
Total funding[6]	703,544	100.0	679,956	100.0	652,400	100.0

Deposits to net loans ratio

	As at 31 March 2015		As at 30 Sept 2014		As at 31 March 2014
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	420,251		409,245		388,891
Net loans	605,064	69.5	580,343	70.5	564,569	68.9

1 Refer to Glossary for definition.

2 Other flows includes credit and liquidity facilities, collateral outflows and inflows from customers.

3 Calculated on a spot basis. September 2014 LCR is on a pro forma basis.

4 Equity less FX translation, Available-for-Sale Securities and Cash Flow Hedging Reserves.

5 Scroll represents wholesale funding with an original maturity greater than 12 months that now has a residual maturity less than 12 months.

6 Including Equity as described in footnote 4. Hybrids in the amount of $0.9 billion have been included in wholesale funding.

28 | Westpac Group 2015 Interim Results Announcement

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Funding view of the balance sheet

$m	Total liquid assets[1]	Customer deposits	Wholesale funding	Customer franchise	Market inventory	Total
As at 31 March 2015
Total assets	136,662	-	-	559,296	100,003	795,961
Total liabilities	-	(420,251)	(233,096)	-	(92,297)	(745,644)
Total equity	-	-	(912)	(49,284)	(121)	(50,317)
Total	136,662	(420,251)	(234,008)	510,012	7,585	-
Net loans[2]	60,733	-	-	544,331	-	605,064
As at 30 Sept 2014
Total assets	134,445	-	-	540,633	95,764	770,842
Total liabilities	-	(409,245)	(221,474)	-	(90,786)	(721,505)
Total equity	-	-	(881)	(48,356)	(100)	(49,337)
Total	134,445	(409,245)	(222,355)	492,277	4,878	-
Net loans[2]	58,448	-	-	521,895	-	580,343
As at 31 March 2014
Total assets	126,519	-	-	526,055	76,801	729,375
Total liabilities	-	(388,891)	(215,430)	-	(77,023)	(681,344)
Total equity	-	-	(866)	(47,215)	50	(48,031)
Total	126,519	(388,891)	(216,296)	478,840	(172)	-
Net loans[2]	58,078	-	-	506,491	-	564,569

1 Refer to Glossary for definition.

2 Liquid assets in net loans include internally securitised assets that are eligible for re-purchase agreements with the RBA/RBNZ.

Westpac Group 2015 Interim Results Announcement | 29

Interim financial results 2015 Review of Group operations

2.5        Capital and dividends

	As at	As at	As at	Mov’t	Mov’t
	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Regulatory capital structure
Common equity Tier 1 capital after deductions ($m)	30,388	29,724	28,455	2	7
Risk weighted assets (RWA) ($m)	346,823	331,387	322,498	5	8
Common equity Tier 1 capital ratio	8.8%	9.0%	8.8%	(21bps)	(6bps)
Additional Tier 1 capital	1.5%	1.6%	1.5%	(4bps)	4bps
Tier 1 capital ratio	10.3%	10.6%	10.3%	(25bps)	(2bps)
Tier 2 capital	1.8%	1.7%	1.8%	11bps	6bps
Total regulatory capital ratio	12.1%	12.3%	12.1%	(14bps)	4bps

Westpac’s preferred capital range

At 31 March 2015, Westpac’s preferred range for its common equity Tier 1 (CET1) capital ratio was 8.75% - 9.25%. The CET1 preferred range takes into consideration:

•	Current regulatory minimums, including capital conservation and D-SIB buffers;

•	Stress testing to calibrate an appropriate buffer against a downturn; and

•	Quarterly volatility of capital ratios under Basel III due to the half yearly cycle of dividend payments.

Common equity Tier 1 capital ratio movement for First Half 2015

Westpac’s CET1 capital ratio was 8.76% at 31 March 2015, 21 basis points lower than recorded at 30 September 2014. This half, 18 basis points of organic capital generation was more than offset by a 39 basis point reduction from other items. Other items included implementing revised RWA models (19 basis point decrease), with residential mortgages model changes having the largest impact, foreign currency translation impacts on RWA (14 basis point decrease) and the impact of lower interest rates on the revaluation of the defined benefit accounting obligation (6 basis point decrease).

More specifically, the movement in the CET1 capital ratio over the half included:

Organic capital generation of 18 basis points from:

•	First Half 2015 NPAT of $3.6 billion (104 basis point increase);

•	The 2014 final dividend payment net of DRP share issuance (72 basis point decrease);

•	Increases in RWA excluding modelling changes and foreign currency translation impacts (7 basis point decrease); and

•	Other movements include higher capitalised expenditure (6 basis point decrease), higher deduction for regulatory expected loss (2 basis point decrease) and other items (1 basis point increase).

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Other items totalling a 39 basis point decrease:

•

Modelling changes for the determination of probability of default for residential mortgages increased RWA $8.5 billion (22 basis point decrease). Other modelling changes for specialised lending and other retail products had a net impact of reducing RWA by $1.1 billion (3 basis point increase);

•	Currency movements increased credit RWA $5.4 billion (14 basis point decrease), mostly reflecting the value of New Zealand exposures increasing from the depreciation of the A$ against the NZ$; and

•	An increase in the accounting obligation for the defined benefit plan reflecting the impact of lower interest rates (6 basis point decrease).

Additional Tier 1 and Tier 2 capital movement for First Half 2015

Key items impacting Additional Tier 1 and Tier 2 capital were:

•	Issuance of two Tier 2 instruments (Subordinated Notes);

- CNY1.25 billion (7 basis points increase in Tier 2); and

- A$0.35 billion (10 basis points increase in Tier 2).

•

Depreciation of the A$ against the US$ has increased the value of US$ denominated Additional Tier 1 and Tier 2 capital instruments by $0.2 billion over the half, increasing total regulatory capital by 5 basis points after allowing for the transitional arrangements for Basel III non-compliant instruments.

The Group is considering the issuance of a new ASX listed Additional Tier 1 capital security, subject to market conditions.

Dividends

				% Mov’t	% Mov’t
Ordinary dividend (cents per share)	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Interim (fully franked)	93	-	90	-	3
Final (fully franked)	-	92	-	-	-
Total ordinary dividend	93	92	90	1	3

Payout ratio (reported)	80.2%	72.5%	77.1%	large	316bps
Adjusted franking credit balance ($m)	471	565	315	(17)	50
Imputation credit (cents per share - NZ)	6.0	6.0	6.0	-	-

The Board has announced an interim fully franked dividend of 93 cents per share, to be paid on 2 July 2015, to shareholders on the register at the record date of 15 May 20151. The interim dividend represents a payout ratio on a reported basis of 80.2%. In addition to being fully franked, the dividend will also carry NZ$0.06 in New Zealand imputation credits that may be used by New Zealand residents.

The Board has determined to satisfy the DRP for the 2015 interim dividend by issuing Westpac ordinary shares. The Market price used to determine the number of shares issued to DRP participants will be set over the 21 trading days commencing 20 May 2015. The Market price at which ordinary shares will be issued under the DRP will include a 1.5% discount.

Westpac has also entered into an agreement to have the DRP on the interim dividend partially underwritten, which is over and above the participation in the DRP. It is estimated that $2 billion worth of Westpac ordinary shares will be issued under the DRP and the DRP underwrite.

________________________________

1 Record date in New York is 14 May 2015.

Westpac Group 2015 Interim Results Announcement | 31

Interim financial results 2015 Review of Group operations

Capital adequacy

	As at	As at	As at
$m	31 March 2015	30 Sept 2014	31 March 2014
Tier 1 capital
Common equity Tier 1 capital
Paid up ordinary capital	27,237	26,943	26,954
Treasury shares	(304)	(239)	(240)
Equity based remuneration	1,020	935	885
Foreign currency translation reserve	(203)	(240)	(303)
Accumulated other comprehensive income	137	125	90
Non-controlling interests - other	63	60	48
Retained earnings	21,275	20,641	19,556
Less retained earnings in life and general insurance, funds management and securitisation entities	(1,286)	(1,223)	(1,124)
Deferred fees	107	135	118
Total common equity Tier 1 capital	48,046	47,137	45,984
Deductions from common equity Tier 1 capital
Goodwill (excluding funds management entities)	(9,019)	(9,076)	(9,196)
Deferred tax assets	(1,330)	(1,354)	(1,401)
Goodwill in life and general insurance, funds management and securitisation entities	(1,255)	(1,253)	(1,264)
Capitalised expenditure	(1,404)	(1,212)	(1,076)
Capitalised software	(1,932)	(1,921)	(1,903)
Investments in subsidiaries not consolidated for regulatory purposes	(1,348)	(1,327)	(1,321)
Regulatory expected loss in excess of eligible provisions	(734)	(650)	(694)
General reserve for credit losses adjustment	(107)	(133)	(92)
Securitisation	(7)	(7)	(8)
Equity investments	(388)	(341)	(367)
Regulatory adjustments to fair value positions	(127)	(132)	(203)
Other Tier 1 deductions	(7)	(7)	(4)
Total deductions from common equity Tier 1 capital	(17,658)	(17,413)	(17,529)
Total common equity Tier 1 capital after deductions	30,388	29,724	28,455

Additional Tier 1 capital
Basel III complying instruments	2,694	2,694	1,383
Basel III non complying instruments	2,660	2,579	3,466
Total Additional Tier 1 capital	5,354	5,273	4,849
Net Tier 1 regulatory capital	35,742	34,997	33,304

Tier 2 capital
Basel III complying instruments	2,538	1,925	1,925
Basel III non complying instruments	4,045	3,899	3,966
Eligible general reserve for credit loss	59	78	67
Basel III transitional adjustment	(67)	-	-
Total Tier 2 capital	6,575	5,902	5,958
Deductions from Tier 2 capital
Investments in subsidiaries not consolidated for regulatory purposes	(140)	(140)	(140)
Holdings of own and other financial institutions Tier 2 capital instruments	(62)	(58)	(106)
Total deductions from Tier 2 capital	(202)	(198)	(246)
Net Tier 2 regulatory capital	6,373	5,704	5,712
Total regulatory capital	42,115	40,701	39,016
Risk weighted assets	346,823	331,387	322,498
Common equity Tier 1 capital ratio	8.8%	9.0%	8.8%
Additional Tier 1 capital	1.5%	1.6%	1.5%
Tier 1 capital ratio	10.3%	10.6%	10.3%
Tier 2 capital	1.8%	1.7%	1.8%
Total regulatory capital ratio	12.1%	12.3%	12.1%

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Risk Weighted Assets (RWA)

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Corporate[1]	77,516	70,199	68,540	10	13
Business lending[2]	32,352	33,125	33,446	(2)	(3)
Sovereign[3]	1,310	1,627	1,387	(19)	(6)
Bank[4]	7,842	8,745	8,638	(10)	(9)
Residential mortgages	73,337	63,071	62,179	16	18
Australian credit cards	6,432	6,069	6,188	6	4
Other retail	12,095	10,653	10,265	14	18
Small business[5]	7,614	6,311	6,508	21	17
Specialised lending: Property and project finance[6]	53,741	53,162	48,047	1	12
Securitisation[7]	4,431	4,845	5,521	(9)	(20)
Standardised	15,516	14,747	14,062	5	10
Mark-to-market related credit risk	10,840	8,905	7,257	22	49
Credit risk	303,026	281,459	272,038	8	11
Market risk	7,900	8,975	10,610	(12)	(26)
Operational risk[8]	30,136	29,340	28,474	3	6
Interest rate risk in the banking book (IRRBB)	1,596	7,316	8,459	(78)	(81)
Other	4,165	4,297	2,917	(3)	43
Total	346,823	331,387	322,498	5	8

Movements in RWA for the First Half 2015 were as follows:

•	Credit risk RWA increased $21.6 billion or 7.7% due to:

-  Modelling changes increased RWA $7.4 billion. These included changes to the determination of probability of default for mortgages ($8.5 billion increase), changes to the approach to assigning exposures to regulatory slotting categories for specialised lending exposures ($1.7 billion decrease) and changes to risk estimates for other retail exposures ($0.6 billion increase);

- $5.4 billion from the depreciation in the A$ mostly related to our New Zealand operations;

- $1.9 billion from higher mark-to-market related credit risk related to derivative counterparty exposures;

- Improvements in asset quality led to a reduction in RWA of $2.1 billion; and

- Growth in the portfolio (excluding the above items) which added $9.0 billion to credit RWA over the half.

•	Non-credit RWA decreased $6.1 billion primarily due to:

-   Interest rate risk in the banking book (IRRBB) RWA decreased $5.7 billion, due to a reduction in exposure to interest rate movements in the regulatory banking book and an increase in the embedded gain from falling market interest rates;

- Market risk RWA decreased $1.1 billion due to a reduction in the level of interest rate and credit spread risk exposure in the trading book; and

- Operational risk RWA increased $0.8 billion.

______________________________

1

Corporate – typically includes exposure where the borrower has annual turnover greater than $50 million, and other business exposures not captured under the definitions of either Business lending or Small Business.

2	Business lending – includes exposures where the borrower has annual turnover less than or equal to $50 million and exposure greater than $1 million.
3	Sovereign – includes exposures to Governments themselves and other non-commercial enterprises that are owned or controlled by them.
4	Bank – includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.
5	Small business – includes exposures less than or equal to $1 million.
6

Specialised lending – property and project finance – includes exposures to entities created to finance and/or operates specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

7

Securitisation – exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

8

Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

Westpac Group 2015 Interim Results Announcement | 33

Interim financial results 2015 Review of Group operations

Capital deduction for regulatory expected credit loss

For capital adequacy purposes APRA requires the amount of regulatory expected credit losses in excess of eligible provisions to be deducted from CET1 capital. The table below shows the calculation of this capital deduction.

	As at	As at	As at
$m	31 March 2015	30 Sept 2014	31 March 2014
Provisions associated with eligible portfolios
Total provisions for impairment charges (Section 4 Note 9)	3,505	3,481	3,791
plus general reserve for credit losses adjustment	107	133	92
plus provisions associated with partial write-offs	406	504	528
less ineligible provisions[1]	(131)	(132)	(141)
Total eligible provisions	3,887	3,986	4,270
Regulatory expected downturn loss	4,588	4,636	4,964
Shortfall in eligible provisions compared to regulatory expected downturn loss	701	650	694
Common equity Tier 1 capital deduction for regulatory expected downturn loss in excess of eligible provisions[2]	(734)	(650)	(694)

________________________________

1   Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible.

2   Regulatory expected loss is calculated for portfolios subject to the Basel advanced capital IRB approach to credit risk. The comparison between regulatory expected loss and eligible provisions is performed separately for defaulted and non-defaulted exposures. As at 31 March 2015, there was an excess of eligible provisions compared to regulatory expected loss for defaulted exposures of $33 million. This excess is not available to reduce the shortfall for non-defaulted exposures in the calculation of the common equity Tier 1 capital deduction.

34 | Westpac Group 2015 Interim Results Announcement

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2.6        Sustainability performance

Approach to sustainability

The Group’s approach to operating sustainably is outlined in its 2013-2017 sustainability strategy and is available on Westpac’s website. The Group’s approach is designed to anticipate and shape the most pressing emerging societal issues where the Group has the skills and experience to make a meaningful, positive difference.

The strategy is focused on three areas:

•	Embracing societal change: helping improve the way people work and live, as our society changes;

•	Environmental solutions: helping find solutions to environmental challenges; and

•	Better financial futures: helping customers to have a better relationship with money, for a better life.

These areas are supported by measurable objectives, which are regularly tracked and reported.

The Group’s identification of and responses to the most material current sustainability issues are subject to independent external assurance against the AA1000 AccountAbility Principles Standard (2008).

Key initiatives, awards and highlights

•

Assessed as the most sustainable bank globally in the 2014 Dow Jones Sustainability Indices (DJSI) and assigned a Gold Class ranking in the RobecoSam Sustainability Yearbook for 2014, released in January 2015. Westpac achieved its highest ever score of 93;

•

Ranked as one of the 2015 Global 100 Most Sustainable Corporations in the World list compiled by Corporate Knights, as announced at the World Economic Forum in January 2015. Westpac has featured in the Global 100 for nine of the last 10 years;

•

Westpac continued to support the Westpac Bicentennial Foundation who awarded the first 22 scholarships during First Half 2015. The Foundation expects to award 200 scholarships by 8 April 2017 and offer 100 scholarships per year thereafter;

•

Awarded a Certificate of Distinction in the 2015 United Nations Sasakawa Awards for Risk Reduction as a member of the Australian Business Roundtable for Disaster Resilience and Safer Communities, which comprises the CEO’s of six major Australian organisations;

•	Received the Employer of Choice for Gender Equality citation by the Workplace Gender Equality Agency;

•

Signed a 10-year contract with CareerTrackers Indigenous Internship program to recruit at least 400 Aboriginal or Torres Strait Islander university student interns. The Group also received the CareerTrackers Corporate Plus award, recognising the substantial support provided since 2009;

•

Launched a Social Impact Framework to ensure the Group’s investment in community-focused products, partnerships and programs are weighted towards activity that will deliver the greatest social and business benefit. It includes an industry leading online evaluation tool, called OURImpact;

•	Released a Financing Agribusiness position statement, supporting delivery against the Group’s commitments under the Banking Environment Initiative’s Soft Commodities Compact; and

•	Received the highest Platinum LEED rating for the Group’s Singapore workplace, recognising its eco-efficiency.

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Interim financial results 2015 Review of Group operations

Performance against sustainability objectives1

Priority	Objectives	First Half 2015 progress
Help improve the way people work and live, as our society changes	Ensure our workforce is representative of the community	• Women in leadership at 44%, up from 43% one year ago. • Recruited 67 additional Indigenous Australians. • Participation of mature aged workers (50+) has remained steady at 20.9%.
Extend length and quality of working lives

•    Employee mean retirement age of 61.5 years, down from 61.6 during the half (but up from 61.4 one year ago). Work has continued to promote flexible working including training for people leaders and the creation of an online hub which supports a gradual transition to retirement.

Anticipate the future product and service needs of ageing and culturally diverse customers

•    Launched BTFG’s ‘Changing the Face of Advice’ program in October 2014, incorporating the Adviser View register with planner qualifications and customer ratings. The program also covers higher minimum educational and ethical standards for all BTFG planners and the launch of an Advice Commitment customer charter. The intent of the program is to give Australians access to better information on financial planning and planners.

Help find solutions to environmental challenges	Provide products and services to help customers adapt to environmental challenges

•    Since 2013 launched four unique product/services including partnering with the World Bank to bring the first green bond to the Australian market and the introduction of energy efficient equipment finance.

	Increase lending and investment in CleanTech and environmental services	• TCE to the Cleantech and environmental services sector increased $50 million during First Half 2015, taking TCE to over $8 billion, 34% ahead of target.
Reduce our environmental footprint

•    On track to maintain the Group’s carbon neutral status for 2015.

•    Received the highest Platinum LEED rating for the Group’s Singapore workplace recognising its eco-efficiency.

•    Maintained power usage effectiveness at 1.70 across Westpac’s data centres in line with target.

•    Paper and energy targets are on track, assisted by the move to a new six star Green Star rated building at 150 Collins Street, Melbourne.

Help customers to have a better relationship with money, for a better life	Ensure all our customers have access to the right advice to achieve a secure retirement	• The proportion of Australia retail banking and wealth employees with wealth accreditation remains steady at 12%.
Help our customers meet their financial goals in retirement

•    The take-up of superannuation and retirement offers has been impacted by both regulatory changes affecting the industry, including the Future of Financial Advice reforms, and negative consumer sentiment. A new retention program commenced during the half.

Increase access to financial services in the Pacific

•    On track to meet the Group’s 2015 targets with over 257,000 basic banking customers and over 40,000 mobile banking activations. During First Half 2015, the number of mobile banking acquisitions has doubled to more than 40,000.

Help people gain access to social and affordable housing and services

•    $1 billion lent to the social and affordable housing sector as at 31 March 2015, up from $0.82 billion as at 30 September 2014. This includes a deal with SGCH to construct 275 new dwellings across Sydney, boosting the stock of affordable housing in NSW.

___________________________

1   All results as at 31 March 2015 except environmental footprint which is as at 31 December 2014. Refer to www.westpac.com.au/sustainability for glossary of terms and metric definitions.

36 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

3.0        Divisional results1

Divisional results are presented on a management reporting basis.

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as “cash earnings”2. Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. The specific adjustments outlined below include both cash and non-cash items. Cash earnings, as calculated by the Westpac Group, is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore available for distribution to shareholders.

A reconciliation of cash earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set forth in Section 4 Note 14. To calculate cash earnings, Westpac adjusts net profit attributable to owners of Westpac Banking Corporation for the items outlined below. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to statutory results to determine cash earnings:

•	Material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

•	Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

•	Accounting reclassifications between individual line items that do not impact statutory results, such as policyholder tax recoveries[3].

Internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been revised and may differ from results previously reported. Overhead costs are allocated to revenue generating divisions.

The Group’s internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and business unit alignment, tailored to the jurisdictions in which we operate. Transfer pricing allows us to measure the relative contribution of our products and divisions to the Group’s interest margin, and other dimensions of performance. Key components of the Group’s transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk and allocation of basis and contingent liquidity costs, including capital allocation.

The discussion of our divisional results and certain data in Sections 3 and 5 are presented on a cash earnings basis, unless otherwise stated. Cash earnings are not directly comparable to statutory results presented in other parts of this Interim Financial Results Announcement.

___________________________________

1  Refer to Glossary for definition.

2  Cash Earnings adjustments are explained in Section 5.

3  Policyholder tax recoveries – Income and tax amounts that are grossed up to comply with the AAS accounting standard covering Life Insurance Business (policyholders tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

Westpac Group 2015 Interim Results Announcement | 37

Interim financial results 2015 Divisional results

3.1        Westpac Retail & Business Banking

Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service to consumer, SME, commercial and agribusiness customers (with turnover of up to around $100 million) in Australia under the Westpac brand. Activities are conducted through Westpac RBB’s network of branches, call centres, ATMs, EFTPOS terminals, internet and mobile banking services, business banking centres and via the division’s specialised consumer and business relationship managers. Support is also provided by cash flow, trade finance, transactional banking, financial markets, property finance and wealth specialists. Westpac RBB also works in an integrated way with BTFG and WIB in the sales and service of select financial services products. Much of the associated revenue from these products is retained by the product originators, BTFG and WIB.

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	3,100	3,039	2,914	2	6
Non-interest income	735	730	711	1	3
Net operating income before operating expenses and impairment charges	3,835	3,769	3,625	2	6
Operating expenses	(1,685)	(1,656)	(1,610)	2	5
Profit before impairment charges and income tax expense	2,150	2,113	2,015	2	7
Impairment charges	(221)	(210)	(226)	5	(2)
Operating profit before tax	1,929	1,903	1,789	1	8
Tax and non-controlling interests	(579)	(573)	(536)	1	8
Cash earnings	1,350	1,330	1,253	2	8
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	1,350	1,330	1,253	2	8

Operating expenses to net operating income ratio (Cash earnings basis)	43.9%	43.9%	44.4%	-	(47bps)

				% Mov’t	% Mov’t
$bn	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Deposits
Term deposits	54.5	56.4	53.3	(3)	2
Other	113.5	106.1	99.8	7	14
Total deposits	168.0	162.5	153.1	3	10
Net loans
Mortgages	219.7	213.5	206.1	3	7
Business	47.9	47.4	46.5	1	3
Other	10.0	9.8	9.6	2	4
Total net loans	277.6	270.7	262.2	3	6
Total assets	284.2	276.6	268.3	3	6

38 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

Financial performance

First Half 2015 – Second Half 2014

Westpac RBB has continued to be a consistent earnings driver for the Group with both profit before impairment charges and income tax expense and cash earnings growth of 2%. Disciplined execution of the business strategy has led to an increase in customer numbers, balance sheet growth, little change in margins and strong asset quality. Highlights for the First Half 2015 included:

•	Delivered more for customers:
	-	Westpac has been recognised as the Best Retail Bank in Australia and the Asia-Pacific[1] as well as Best Business Bank[2] in 2015;
-

Ranked equal number 1 of the major banks in customer satisfaction across consumer[3] and business customers[4] and ranked number 1 of the majors on net promoter score for business banking[4] and third in consumer[3];

	-	Reduced customer complaints by a third;
-

Completed roll out of the new digital and mobile banking platform, Westpac Live, to consumers (3.1 million customers) and commenced the migration of business customers onto the platform (300,000 customers);

	-	Enhanced functionality of Westpac Live with simplified log-ons (including fingerprint recognition), customised alerts, and new ways of grouping and sharing data;
-

Delivered more 24/7 capability with the upgrade of 19 branches to the division’s new Bank Now format. This included the installation of another 38 Smart ATMs which now represents 23% of the ATM network; and

	-	Connecting more businesses with financial specialists through Connect Now video conferencing facilities. 332 locations have now been upgraded representing 46% of the network.
•	Growing in target segments:
	-	Achieved disciplined growth across lending and deposits with both up 3%;
	-	Customer numbers increased 2% with a rise in customers joining via online channels;
	-	Continued to lead the sector in customers with a wealth product 21.8%[5]; and
	-	Helped more customers manage their foreign exchange risks, resulting in a 7% increase in foreign exchange income.
Net interest income increased 2% with average interest-earning assets rising 2% and margins up 1 basis point:
•	Net interest margins increased 1 basis point over the period to 2.41%:
-

Funding costs improved 8 basis points from lower wholesale costs and improved deposit spreads. The improved deposit spreads were due to a reduction in term deposit rates and higher growth in transaction accounts; and

	-	Partly offset by 7 points fall in lending spreads from competition across mortgage and business lending, and lower card spreads from customers continuing to pay down their balances.
•	Lending grew 3% or $6.9 billion:
	-	Mortgages accounted for the majority of the growth, increasing $6.2 billion or 3%. The combination of low rates and ongoing consumer caution is seeing continued high levels of accelerated repayments;
	-	Business customers continue to be cautious with both gearing and investment and this has resulted in a lending increase of $0.5 billion or 1%; and
	-	Other consumer lending was up 2%, with growth in personal loans up 4%.
•	Deposits grew $5.5 billion or 3%, with most of the increase in consumer and business transaction accounts.
Non-interest income increased 1% compared to Second Half 2014 from:
•	A rise in foreign exchange related income as increased currency volatility encouraged more customers to actively manage their exchange rate risks; and

_____________________________

1 Source: Asian Banker Excellence in Retail Financial Services International Awards, March 2015.

2 Source: Source: Asia-Pacific Banking and Finance (AB&F) Corporate and Business Banking Awards, March 2015.

3 Source: Roy Morgan Research, March 2015, 6MMA

4 Source: DBM Consultants Business Financial Services Monitor, March 2015, 6MMA

5 Refer Glossary for full definition.

Westpac Group 2015 Interim Results Announcement | 39

Interim financial results 2015 Divisional results

•	An uplift in working capital revenue (merchant terminals and trade).

Operating expenses increased $29 million or 2%, with investment and operating cost increases partially offset by a range of productivity initiatives. The main drivers were:

•	Higher operating costs, including annual salary increases from 1 January, and annual rent and utility cost increases;

•	Higher investment related costs associated with the roll out of Connect Now and Westpac Live; partially offset by

•

Productivity benefits of $20 million from improved processes, efficiencies associated with the roll out of Bank Now branches and customers increasingly using more self-serve options including smart ATMs and Westpac Live. This has contributed to a 2% decline in FTE and a 3% increase in revenue per FTE.

Asset quality has been maintained with stressed assets continuing to fall and mortgage delinquencies little changed. Unsecured delinquencies were higher consistent with normal seasonality.

Impairment charges rose $11 million (or 5%):

•	Consumer impairment charges were $22 million higher, in line with portfolio growth and increasing seasonal delinquencies; and

•	Business impairment charges were $11 million lower, from improved quality in business lending portfolios with lower new individually assessed provisions.

First Half 2015 – First Half 2014

Westpac RBB increased cash earnings $97 million or 8%, with profit before impairment charges and income tax expense up $135 million or 7%.

Net interest income increased 6% from a 5% rise in average interest-earning assets and a 4 basis point improvement in net interest margins:

•

The 4 basis point rise in net interest margins was due to improved deposit spreads, favourable deposit mix impacts and lower wholesale funding costs. Asset spreads were lower from competition for new lending, particularly in mortgages;

•

Mortgages were the main driver of increased lending, rising 7%. Small and medium business lending remains relatively subdued across the market and that has been reflected in the 3% rise in lending, while other lending (mostly cards and personal loans) grew at 4%; and

•	Deposits increased $14.9 billion, with most of the growth in high quality, more stable balances, particularly consumer savings and consumer and business transaction accounts.

Non-interest income increased $24 million or 3% with much of the increase due to business income from merchants, line fees and from more consumers and businesses actively managing their foreign exchange risks.

Operating expenses increased 5% from higher investment and regulatory change related spending along with a rise in the number of customer facing employees. This was partially offset by productivity savings.

There was further improvement in asset quality over the year with business impaired assets as a percent of total committed exposure falling 13 basis points to 0.72% and consumer delinquencies remaining low. This improvement contributed to the 2% fall in impairment charges.

40 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

3.2        St.George Banking Group

St.George Banking Group (St.George) is responsible for sales and service to consumer, SME and corporate customers (businesses with facilities up to $150 million) in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through St.George’s network of branches, third party distributors, call centres, ATMs, EFTPOS terminals, internet and mobile banking services, business banking centres and specialised consumer and business relationship managers. Support is provided by cash flow, trade finance, transactional banking, automotive and equipment finance, financial markets, property finance, and wealth specialists. St.George also works in an integrated way with BTFG and WIB in the sales and service of select financial services products. Much of the associated revenue from these products is retained by the product originators, BTFG and WIB.

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	1,840	1,826	1,705	1	8
Non-interest income	273	264	251	3	9
Net operating income before operating expenses and impairment charges	2,113	2,090	1,956	1	8
Operating expenses	(801)	(812)	(747)	(1)	7
Profit before impairment charges and income tax expense	1,312	1,278	1,209	3	9
Impairment charges	(116)	(128)	(108)	(9)	7
Operating profit before tax	1,196	1,150	1,101	4	9
Tax and non-controlling interests	(359)	(344)	(332)	4	8
Cash earnings	837	806	769	4	9
Cash earnings adjustments	(63)	(66)	(59)	(5)	7
Net profit after tax	774	740	710	5	9

Operating expenses to net operating income ratio (Cash earnings basis)	37.9%	38.9%	38.2%	(94bps)	(28bps)

				% Mov’t	% Mov’t
$bn	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Deposits
Term deposits	35.1	36.9	36.4	(5)	(4)
Other	59.4	56.6	52.4	5	13
Total deposits	94.5	93.5	88.8	1	6
Net loans
Mortgages	130.1	125.2	120.2	4	8
Business	32.2	32.1	31.7	-	2
Other	11.4	11.0	10.5	4	9
Total net loans	173.7	168.3	162.4	3	7
Total assets	180.7	175.3	169.5	3	7

Westpac Group 2015 Interim Results Announcement | 41

Interim financial results 2015 Divisional results

Financial performance

First Half 2015 – Second Half 2014

St.George delivered cash earnings of $837 million in First Half 2015, up $31 million, or 4% with profit before impairment charges and income tax expense rising 3%. The cash earnings performance was supported by lower impairment charges from a further improvement in asset quality.

St.George has continued to build on its position as a strong local/regional alternative. The success of this approach is reflected in momentum across its brands, including above system growth in mortgages1 and improvement across a number of key metrics. Highlights for First Half 2015 included:

•	Enhanced customer proposition:
	-	Maintained leadership over the other major banks in customer satisfaction for consumer[2] and joint leadership in business[3];
	-	Customer numbers increased 3%; and
	-	The proportion of bank customers with a wealth/insurance product has improved over recent years and as at 31 March 2015 was 17.1%[4].
•	Continued to reconfigure the branch network and maintain leadership in digital innovation:
-

A further 30 branches were upgraded in First Half 2015 under the FreshStart program. These branches provide more flexible service options, increased availability and efficiency, with 59% of the network now upgraded;

-

Bank of Melbourne has continued to extend its reach in the Victorian market and now operates around 100 branches. The business has consistently grown ahead of system[5] across both mortgages and deposits since its launch in 2011;

-

Business Connect, St.George’s video capability for connecting small and medium business customers directly to business banking specialists, was extended to a further nine sites, with 55% of sites now connected; and

-

Maintained the division’s track record of digital innovation including introducing biometric authentication and one-click payment capability. The Asian Banker has recently awarded St.George with the best mobile banking app in the Asia Pacific[6].

Net interest income increased $14 million or 1%, with average interest-earning assets rising 2%, partially offset by a 2 basis point decline in net interest margins:

•

The decline in margins was due to lower lending spreads from competition for new lending in both mortgages and business lending and increased costs of liquidity. Partially offsetting this decline was higher deposit spreads from both repricing and mix impacts and lower funding costs;

•	Lending increased $5.4 billion or 3%:
	-	Mortgages accounted for the majority of growth, rising $4.9 billion up 4%, with all brands contributing;
	-	Business lending was flat over the half with a 7% increase in new lending offset by portfolio run-off; and
	-	Other lending rose 4% mostly from growth in auto finance loans. This growth was supported by the acquisition of the Lloyds business in 2014.
•

Deposits grew $1.0 billion or 1% with most of the rise recorded in consumer savings and transaction accounts. Term deposits declined 5% driven largely by a reduction in corporate term deposits as St.George chose not to pursue deposits with a lower relative value from an LCR perspective.

Non-interest income was up $9 million or 3%, from the repricing of business line fees including for undrawn commitments. Auto finance fees were also higher.

Operating expenses declined $11 million or 1%, with productivity initiatives including the benefits from the network reconfiguration and synergies associated with the acquisition of the Lloyds business. Partially offsetting these savings were increases in operating costs and investment associated with the further roll out of FreshStart branches. First Half 2015 also benefited from the timing of some investment spending.

_______________________________

1 Source: APRA.

2 Source: Roy Morgan Research, March 2015, 6MMA.

3 Source: DBM Business Financial Services Monitor, March 2015, 6MMA.

4 Source: Refer Glossary for definition.

5 Source: APRA.

6 Source: The Asian Banker Magazine, March 2015.

42 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

Asset quality improved over the half with stressed and impaired assets down while mortgage delinquencies were also lower. The rise in other consumer delinquencies was predominantly due to seasonality. Given these trends, impairment charges were $12 million lower with improvements in business impairments partly offset by an increase in consumer impairments from higher unsecured consumer delinquencies.

First Half 2015 – First Half 2014

St.George delivered cash earnings of $837 million, up 9%. Profit before impairment charges and income tax expense were up $103 million or 9%, driven by volume growth and the full period impact of Lloyds ($41 million).

Net interest income was up $135 million or 8%, supported by an 8% rise in average interest-earning assets and a 1 basis point increase in net interest margins:

•	Improved deposit spreads and lower wholesale funding costs were partly offset by a reduction in spreads on new lending across both business and mortgages;
•	Lending was up $11.3 billion or 7%:
-

Mortgages increased $9.9 billion (or 8%). Growth was achieved across all brands and proprietary channels, particularly in Bank of Melbourne, which has continued to grow above system[1] in the Victorian market;

	-	Business lending increased 2% over the period mostly from property and SME; and
	-	Other lending increased 9% primarily from growth in auto loans.
•	Deposits were up $5.7 billion or 6%, with most of the increase in at-call savings and transaction accounts, including mortgage offset accounts.

Non-interest income was up $22 million or 9%, with around half of the rise due to the full period impact of the Lloyds acquisition. Business fees were also higher, including from undrawn commitment fees.

Operating expenses increased $54 million or 7%, with Lloyds contributing $17 million to the rise. Excluding Lloyds, operating expenses increased 5%. Operating expense increases were offset by productivity benefits, with most of the operating expense increase due to investments including:

•	Bank of Melbourne expansion has added around $23 million to expenses over the year including new branches, increased employee numbers and a rise in depreciation; and

•	Improving the customer experience including via new branch formats (FreshStart) and the Business Connect model for serving SME customers.

Impairment charges were up $8 million or 7% with most of the rise due to lower write-backs. Asset quality improved further over the year.

_______________________________

1 Source: APRA.

Westpac Group 2015 Interim Results Announcement | 43

Interim financial results 2015 Divisional results

3.3        BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is Westpac’s Australian wealth division.

BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, platforms including BT Wrap and Asgard, private banking, financial planning as well as Margin Lending and broking. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance. BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT Investment Management Limited (59.1% owned by the Westpac Group and consolidated in BTFG’s Funds Management business), Licensee Select, BT Select and Securitor, as well as the Advice, Private Banking and Insurance operations of Westpac, St.George, Bank of Melbourne and BankSA.

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	216	203	203	6	6
Non-interest income	1,124	1,135	1,122	(1)	-
Net operating income before operating expenses and impairment charges	1,340	1,338	1,325	-	1
Operating expenses	(668)	(653)	(670)	2	-
Profit before impairment charges and income tax expense	672	685	655	(2)	3
Impairment (charges) / benefits	4	(2)	4	large	-
Operating profit before tax	676	683	659	(1)	3
Tax and non-controlling interests	(225)	(224)	(218)	-	3
Cash earnings	451	459	441	(2)	2
Cash earnings adjustments	(10)	(11)	(11)	(9)	(9)
Net profit after tax	441	448	430	(2)	3

Operating expenses to net operating income ratio (Cash earnings basis)	49.9%	48.8%	50.6%	105bps	(72bps)

				% Mov’t	% Mov’t
$bn	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Total assets	34.5	31.8	28.8	8	20
Funds under management	103.3	89.0	82.1	16	26
Funds under administration	125.0	112.7	106.8	11	17

Financial performance

Given the normal seasonality in the wealth business associated with insurance claims and fund activity, cash earnings for BTFG is best compared to the prior corresponding period. This was particularly evident in BTFG’s First Half 2015 results which were impacted by higher claims associated with adverse weather events.

First Half 2015 – Second Half 2014

•	Cash earnings decreased $8 million, or 2%;

•

Funds Management cash earnings increased $17 million or 6% from a higher BTIM contribution and growth in FUM and FUA related income. Average FUM and FUA increased 11% and 6% respectively supported by continued inflows, improved markets, and favourable exchange rate movements. These gains were partly offset by lower Advice income from reduced activity;

•

Insurance cash earnings were down $43 million or 25%. Claims increased $75 million, largely from the impact of two major weather events (Brisbane hail storm and Cyclone Marcia) and a rise in life insurance claims. The business has continued to expand with Life Insurance in-force premiums up 4% and General Insurance gross written premiums 5% higher. The prior decision to reduce risk in the LMI portfolio saw earned premiums continue to reduce, although this was offset by a low loss rate for the half; and

•	The cash earnings contribution from Capital and other was up $18 million over First Half 2015, mostly due to higher returns on invested capital and a rise in retained earnings.

44 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

First Half 2015 – First Half 2014

•	Cash earnings increased $10 million or 2%;

•

Funds Management cash earnings were up $26 million or 10%, driven by increased net flows onto platforms and an increase in average FUM and FUA of 19% and 13% respectively. Partly offsetting this was a decrease in performance fees received in BTIM as the outperformance against benchmarks achieved in First Half 2014 that was not repeated;

•

The Insurance contribution was down $19 million or 13% largely from the impact of higher claims with more severe weather events occurring in First Half 2015 than in First Half 2014. Revenue was supported by a rise in net in-force premiums of 13% in Life Insurance and a rise in gross written premiums of 8% in General Insurance. The LMI contribution was $4 million lower, consistent with the prior decision to reduce risk in the portfolio; and

•	Cash earnings from Capital and other was up $3 million, mostly from improved returns on invested capital.

Westpac Group 2015 Interim Results Announcement | 45

Interim financial results 2015 Divisional results

3.3.1     Funds Management business

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	194	189	176	3	10
Non-interest income	859	824	868	4	(1)
Net operating income before operating expenses and impairment charges	1,053	1,013	1,044	4	1
Operating expenses	(611)	(599)	(634)	2	(4)
Profit before impairment charges and income tax expense	442	414	410	7	8
Impairment (charges) / benefits	4	(2)	4	large	-
Operating profit before tax	446	412	414	8	8
Tax and non-controlling interests	(155)	(138)	(149)	12	4
Cash earnings	291	274	265	6	10
Cash earnings adjustments	(10)	(11)	(11)	(9)	(9)
Net profit after tax	281	263	254	7	11
Expense to income ratio	58.0%	59.1%	60.7%	(111bps)	(271bps)

Cash earnings				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Funds Management business (ex BTIM)	248	242	208	2	19
BTIM	43	32	57	34	(25)
Total cash earnings	291	274	265	6	10

Movement of FUM/FUA

								% Mov’t	% Mov’t
$bn	Sept 2014	Inflows	Outflows	Net Flows	Other Mov’t¹	March 2015	March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Retail[2]	16.7	0.8	(1.1)	(0.3)	1.8	18.2	16.5	9	10
Institutional	23.4	3.8	(3.9)	(0.1)	3.0	26.3	21.9	12	20
Wholesale	48.9	9.5	(5.4)	4.1	5.8	58.8	43.7	20	35
Total FUM	89.0	14.1	(10.4)	3.7	10.6	103.3	82.1	16	26
Wrap	91.7	13.4	(11.2)	2.2	7.6	101.5	86.6	11	17
Corporate Super	18.1	1.2	(0.9)	0.3	1.7	20.1	17.2	11	17
Other[3]	2.9	-	-	-	0.5	3.4	3.0	17	13
Total FUA	112.7	14.6	(12.1)	2.5	9.8	125.0	106.8	11	17

Market share in key Australian wealth products are displayed below.

Current Australian market share[4]
Product	Market share (%)	Rank
Platforms (includes Wrap and Corporate Super)	19.9%	1
Retail (excludes Cash)	18.8%	1
Corporate Super	14.8%	3
Funds Management - BTIM	4.5%	7
Wholesale - BTIM/AAM	2.1%	17

Financial performance

First Half 2015 – Second Half 2014

The Funds Management business delivered cash earnings of $291 million, up $17 million, or 6%.

____________________________

1     Other movement includes market movement and other client transactions including fund transfers, account fees and distributions.

2     Retail includes Annuities, Retail Investment, Retirement Products and Retail Superannuation.

3     Other includes Capital and Reserves.

4     Market share FUM/FUA based on published market share statistics from Plan for Life and Morningstar as at 31 December 2014 and represents the addition of St.George Wealth and BT Wealth business market share at this time.

46 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

Higher earnings from the Group’s Platforms and an improved contribution from asset management contributed to earnings growth. Higher asset markets and the decline in the Australian dollar contributed to increased FUA and FUM balances and returns from the Ascalon funds.

BTFG has continued to build on its market position over the half including:

•	Ranked number 1 on all Platforms (including Corporate Super) with FUA share of 19.9%[1];

•	Ranked number 1 on Retail Super (excluding Cash) with 18.8% FUA[1];

•	Ranked number 3 on Corporate Super with a 14.8% share of FUA[1];

•	BT Super for Life retail balances were up a further 16% over the half to $5.7 billion. Asgard Infinity balances have now reached $8.7 billion since launching in October 2011; and

•

Continued the phased roll out of the Panorama platform with the launch of managed portfolios which complemented the launch of cash management capability in 2014. Panorama is designed to enhance the way investment portfolios, including superannuation, will be managed in the future.

Net interest income was $5 million or 3% higher, primarily from a 5% increase in mortgages and an 8% increase in business lending balances in Private Wealth.

Non-interest income increased $35 million, or 4%:

•	BTIM’s contribution increased with above benchmark performance[2] in JOHCM contributing to higher performance fees earned;

•	FUM related revenue increased from greater inflows, improved markets and foreign currency translation impacts on Ascalon investments;

•	FUA related revenue was up $10 million or 4%, with positive inflows onto the BT Wrap platform and improved markets; and

•	Advice income was lower, down $17 million from reduced activity.

Operating expenses increased $12 million or 2%:

•	Performance related payments in BTIM (including JOHCM) were higher, associated with above benchmark performance; and

•	Other increases included higher salary expenses and investment costs associated with the Panorama platform were offset by productivity benefits.

Tax and other non-controlling interests increased $17 million or 12%, associated with higher earnings and a higher contribution from BTIM increasing distributions to non-controlling interests.

First Half 2015 – First Half 2014

Net interest income was up 10% from higher lending and deposit volumes in Private Wealth.

Non-interest income decreased $9 million, or 1%:

•

In First Half 2015, BTIM generated performance fees from above benchmark performance, however they were significantly lower than the fees recorded in First Half 2014. Overall performance fees were $77 million lower;

•

Excluding performance fees, FUM related revenue increased $43 million, with a 19% rise in average FUM from inflows into Advance, Super and Investment Funds. Improved markets and positive foreign exchange movements also contributed to the rise;

•	FUA revenue increased $18 million, driven by platform flows and improved markets;

•	Increased Ascalon contribution with much of the increase from foreign currency translation impacts on the value of investments; and

•	Advice income was lower from reduced activity.

Operating expenses decreased $23 million or 4%, from lower performance fee related payments in BTIM. This decline was partially offset by increased investment related costs associated with regulatory change and the continued development of the Panorama platform.

____________________________

1 Source: Plan for Life as at December 2014.

2 JOHCM performance fees are determined in the first half of each year.

Westpac Group 2015 Interim Results Announcement | 47

Interim financial results 2015 Divisional results

3.3.2     Insurance business

The Insurance business result includes the Westpac and St.George Life Insurance, General Insurance and Lenders Mortgage Insurance (LMI) businesses.

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	2	3	3	(33)	(33)
Non-interest income	226	287	247	(21)	(9)
Net operating income before operating expenses and impairment charges	228	290	250	(21)	(9)
Operating expenses	(40)	(41)	(36)	(2)	11
Profit before impairment charges and income tax expense	188	249	214	(24)	(12)
Tax and non-controlling interests	(57)	(75)	(64)	(24)	(11)
Cash earnings	131	174	150	(25)	(13)
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	131	174	150	(25)	(13)
Expense to income ratio	17.5%	14.1%	14.4%	340bps	314bps

Cash earnings				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Life Insurance	78	84	77	(7)	1
General Insurance	43	81	59	(47)	(27)
Lenders Mortgage Insurance	10	9	14	11	(29)
Total cash earnings	131	174	150	(25)	(13)

Insurance key metrics

Life Insurance in-force premiums				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Life Insurance in-force premiums at start of period	792	734	685	8	16
Sales	90	108	101	(17)	(11)
Lapses	(51)	(54)	(49)	(6)	4
Net Inflows	39	54	52	(28)	(25)
Other Movements	(4)	4	(3)	(200)	33
Life Insurance in-force premiums at end of period	827	792	734	4	13

Loss ratios[1] for Insurance Business				% Mov’t	% Mov’t
(%)	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Life Insurance	34	30	29	large	large
General Insurance	62	32	45	large	large
Lenders Mortgage Insurance	5	27	10	large	large

Gross written premiums				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
General Insurance gross written premium	246	235	227	5	8
Lenders Mortgage Insurance gross written premium	24	28	24	(14)	-

Current Australian market share[2] product	Market share	Rank
Life insurance - in-force	9.4%	6
Life insurance - new business	11.6%	4

____________________________

1      Loss ratio is claims over earnings premium plus reinsurance rebate plus exchange commission. General Insurance loss ratios have been calculated to align with industry standards and exclude internal commission payments from earned premiums.

2      Source: Life Insurance – Plan for Life December 2014.

48 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

Financial performance

First Half 2015 – Second Half 2014

Higher claims from two significant weather events and a rise in life loss rates contributed to a 25% reduction in cash earnings in First Half 2015. Partially offsetting higher claims was continued growth in Life Insurance in-force premiums and General Insurance gross written premiums.

Net operating income decreased $62 million or 21% to $228 million:

•

General Insurance claims increased $67 million, mostly from severe weather events which generated $51 million in claims during First Half 2015. This primarily related to a severe hailstorm in Brisbane and from Cyclone Marcia in northern Queensland;

•	General Insurance gross written premiums continued to rise, up 5%, particularly in home and contents insurance;

•

Life insurance in-force premiums increased 4%. However, new life sales were impacted from a decline in Advice sales. Life insurance claims were $14 million higher reflecting both the growth in the book and a rise in loss ratios from 30% to 34%. Westpac’s decision not to write Group insurance, combined with its relationship focus and claims management process has seen lapse rates remain below industry averages[1]; and

•

LMI revenue was little changed with lower earned premiums (following the decision in 2009 to reduce risk in the portfolio) offset by lower loss rates. The low loss rate for the half was mostly due to a reduction in excess reserves.

Operating expenses decreased $1 million or 2%, as productivity initiatives offset salary and other expense increases.

First Half 2015 – First Half 2014

Net operating income decreased $22 million or 9%:

•	General Insurance claims were $49 million higher. This was mostly due to the two severe events in First Half 2015 being significantly larger than one event experienced in First Half 2014;

•

Life Insurance net earned premiums increased $42 million, with in-force premiums rising 13%. General Insurance premium revenue increased $30 million with gross written premiums rising 8% from growth in home and contents sales;

•	Higher premiums in Life Insurance were partially offset by a rise in claims consistent with the larger portfolio and a higher loss ratio; and

•	LMI revenue was down $6 million related to the continued impact of the decision to de-risk the portfolio in 2009.

Operating expenses increased $4 million or 11%, in line with increased volumes and higher employee costs in claims management to support the larger portfolio.

____________________________

1 Source: Life Insurance – Plan for Life December 2014.

Westpac Group 2015 Interim Results Announcement | 49

Interim financial results 2015 Divisional results

3.4          Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and Government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia.

$m	Half Year March 15	Half Year Sept 14	Half Year March 14	% Mov’t Mar 15 - Sept 14	% Mov’t Mar 15 - Mar 14
Net interest income	836	838	820	-	2
Non-interest income	670	725	745	(8)	(10)
Net operating income before operating expenses and impairment charges	1,506	1,563	1,565	(4)	(4)
Operating expenses	(624)	(599)	(575)	4	9
Profit before impairment charges and income tax expense	882	964	990	(9)	(11)
Impairment (charges) / benefits	22	45	90	(51)	(76)
Operating profit before tax	904	1,009	1,080	(10)	(16)
Tax and non-controlling interests	(280)	(292)	(330)	(4)	(15)
Cash earnings	624	717	750	(13)	(17)
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	624	717	750	(13)	(17)

Operating expenses to net operating income ratio (Cash earnings basis)	41.4%	38.3%	36.7%	311bps	large

				% Mov’t	% Mov’t
$bn	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Deposits	75.0	78.1	72.8	(4)	3
Net loans	70.1	66.2	64.0	6	10
Total assets	124.2	118.9	105.7	4	18
Funds under management	7.7	7.0	6.6	10	17

Revenue contribution

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Lending revenue	580	579	548	-	6
Deposit revenue	242	249	252	(3)	(4)
Markets, sales and fee income	484	468	427	3	13
Total customer revenue	1,306	1,296	1,227	1	6

Derivative valuation adjustments[1]	(153)	(22)	(1)	large	large
Trading revenue	147	72	140	104	5
Hastings	54	45	22	20	145
Other[2]	152	172	177	(12)	(14)
Total WIB revenue	1,506	1,563	1,565	(4)	(4)

1 In First Half 2015 changes were made to derivative valuation methodologies, which include the first time adoption of a FVA for the fair value of derivatives. The impact of these changes resulted in a $122 million (pre-tax) charge which reduced non-interest income.

2 Includes capital benefit.

50 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

Financial performance

First Half 2015 – Second Half 2014

WIB delivered cash earnings of $624 million in First Half 2015, $93 million lower than Second Half 2014. The lower result was largely due to methodology changes to derivative valuation adjustments which reduced revenue by $122 million, a $9 million negative movement in CVA and a $23 million lower impairment benefit. Together these items reduced cash earnings by $108 million.

WIB further strengthened the business, maintaining its lead position in key markets, generating increased customer flows (particularly in target segments) and further improving asset quality. Highlights of the half included:

•	Infrastructure revenue up 40% largely from the completion of three major transactions with an enterprise value of $7.7 billion;

•	Successful integration of the Lloyds business, with asset finance revenue up 10%;

•	Implemented an automated payment system across Singapore, Hong Kong and India offering significantly faster end-to-end processing for customers;

•	A foundation bank to Australasia’s first Chinese renmimbi (RMB) Hub in Sydney supporting the internationalisation of China’s currency; and

•	Revenue from the WIB/Australian retail banking partnership up 2% mostly from retail foreign exchange sales.

Net interest income was flat as a 6% increase in average interest-earning assets was offset by an 11 basis point decline in net interest margin.

•	Lending increased 6% over the half driven mainly by growth in property and natural resources segments;

•	Deposits declined 4% as the business did not pursue lower LCR value deposits; and

•

Institutional margins continue to be impacted by higher levels of liquidity in the market from global quantitative easing. This is seeing tightened asset spreads for new lending, deposit spreads remain under pressure from competition for high LCR value deposits and lower returns on capital.

Non-interest income decreased $55 million or 8% driven by derivative valuation changes of $122 million, together with a negative CVA impact of $31 million compared to $22 million in Second Half 2014. Excluding these impacts, non-interest income rose $76 million or 10%:

•

Financial Markets income increased 32% from higher customer flows in both interest rate risk and foreign exchange sales. Foreign exchange income benefited from corporate and institutional customers seeking to actively manage their currency risks, as well as growth in flows originated through Westpac RBB and St.George. Interest rate risk sales were supported by involvement in infrastructure projects.

This was partly offset by a decrease in trade and transactional income.

Operating expenses increased $25 million or 4% with most of the rise due to increased investment, including expanding capabilities in Asia.

Asset quality in WIB continues to improve with a decline in both stressed assets and impaired assets. This improvement, combined with high levels of write-backs has seen WIB record an impairment benefit of $22 million. However, the First Half 2015 benefit was lower than the impairment benefit recorded in Second Half 2014 ($45 million) and so movements in impairment benefits had a negative $23 million impact.

First Half 2015 – First Half 2014

WIB delivered cash earnings of $624 million, down $126 million, or 17%. The lower result was largely due to methodology changes to derivative valuations, which reduced revenue by $122 million, a $30 million negative movement in CVA and a $68 million lower impairment benefit. Together these items reduced cash earnings by $154 million.

Net interest income increased $16 million, or 2%, with an 11% increase in average interest-earning assets partly offset by a 17 basis point decline in net interest margin.

•	Margin pressure has been experienced across both assets and liabilities. The decline in deposit margins was a result of competition for high quality LCR deposits;

•	Lending increased $6.1 billion or 10%, mainly from growth in property and infrastructure; and

•	Deposits increased $2.2 billion, or 3% with an increase in transactional and term deposits partly offset by a reduction in at-call balances.

Westpac Group 2015 Interim Results Announcement | 51

Interim financial results 2015 Divisional results

Non-interest income decreased $75 million or 10% driven by derivative valuation changes of $122 million, together with a negative CVA impact of $31 million compared to $1 million in First Half 2014. Excluding these items, non-interest income was up $77 million reflecting:

•	Financial Markets income increased 12% from improved customer flows, particularly foreign exchange sales; and

•	Hastings revenue increased $35 million.

Operating expenses increased $49 million or 9% from:

•	Increased investment, including further expansion in Asia and meeting additional regulatory and compliance requirements; and

•	A full period impact of Lloyds, including depreciation costs related to operating leases.

Asset quality continued to improve in First Half 2015 and, as a result, impairments contributed a $22 million benefit. This was lower than the impairment benefit of $90 million received in First Half 2014.

52 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

3.5          Westpac New Zealand

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia. The division operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. New Zealand also has its own infrastructure, including technology, operations and treasury. All figures are in New Zealand dollars (NZ$).

				% Mov’t	% Mov’t
NZ$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	832	809	783	3	6
Non-interest income	245	240	239	2	3
Net operating income before operating expenses and impairment charges	1,077	1,049	1,022	3	5
Operating expenses	(437)	(427)	(422)	2	4
Profit before impairment charges and income tax expense	640	622	600	3	7
Impairment charges	(31)	(22)	(4)	41	large
Operating profit before tax	609	600	596	2	2
Tax and non-controlling interests	(168)	(168)	(164)	-	2
Cash earnings	441	432	432	2	2
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	441	432	432	2	2

Operating expenses to net operating income ratio (Cash earnings basis)	40.6%	40.7%	41.3%	(13bps)	(71bps)

				% Mov’t	% Mov’t
NZ$bn	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Deposits
Term deposits	25.1	25.2	24.5	-	2
Other	26.4	24.2	23.9	9	10
Total deposits[1]	51.5	49.4	48.4	4	6
Net loans
Mortgages	40.7	39.6	38.6	3	5
Business	24.0	23.1	22.8	4	5
Other	1.9	1.9	1.8	-	6
Total net loans	66.6	64.6	63.2	3	5
Total assets[2]	76.5	73.7	71.3	4	7
Funds under management	6.0	5.5	4.9	9	22
Funds under administration	1.9	1.7	1.5	12	27

1 Total deposits in this table refers to total customer deposits.

2 Second Half 2014 impacted by the transfer of NZ$1.1 billion of assets to Westpac New Zealand from Group Businesses (Treasury).

Westpac Group 2015 Interim Results Announcement | 53

Interim financial results 2015 Divisional results

Financial performance (NZ$)

First Half 2015 – Second Half 2014

Westpac New Zealand delivered cash earnings of $441 million in First Half 2015, up 2%. Profit before impairment charges and income tax expense were up $18 million or 3%.

Westpac New Zealand’s investment in digital innovation and self-serve channels over recent years is continuing to provide greater flexibility and convenience for customers by enabling banking anywhere, all the time. This investment has contributed to a further deepening of customer relationships and enhanced efficiency. Highlights in First Half 2015 included:

•	Delivering more for customers:

-

Launched Westpac One, the division’s new internet and mobile banking platform providing customers with more functionality and consistent experiences across all devices. Over 500,000 customers have migrated to the new platform which has contributed to:

		o	52% rise (on average) in online applications across cards, personal loans and home lending;

		o	40% of total applications are now being originated online; and

		o	88% of online applications being conditionally approved instantly.

-

Further expanded the fleet of Smart ATM’s (up 8%) to 143. The increased convenience for customers is reflected in the 33% of all deposits now being processed via this channel of which more than one third are conducted outside normal business hours;

	-	Announced a new partnership with Air New Zealand to offer Airpoints rewards. This will provide customers more choice and enhance the value of their credit cards and mortgages;

-

Streamlined broker originated applications with a new app that digitally captures a customer’s ID, signature and supporting documentation and via straight-through-processing completes the application; and

-

Launched PayTag (a mobile sticker) in partnership with Mastercard, converting a phone into contactless payment device enabling customers to make fast, secure payments of up to $80 at contactless terminals.

•	Growing in target segments:

	-	Mortgages grew at 3% and business lending was up 4%, including agricultural lending which continues to grow above system[1];

	-	Deposit growth fully funded loan growth in the half and increased deposit to loan ratio 86 basis points to 77.3%; and

	-	Continued to expand wealth with FUM and FUA up 9% and 12% respectively and a lift in wealth penetration up 69 basis points to 28.0%.

•

Improved efficiency with the investment in digital innovation and self-serve channels helping to enhance processes and contributing to a 13 basis point reduction in the expense to income ratio to 40.6%.

Net interest income increased $23 million or 3%, with average interest-earning assets rising 3% and net interest margins up 2 basis points. The lift in net interest margins was due to:

•	Lower funding costs supported by improved wholesale funding spreads and active management of deposit rates and portfolio mix; and

•	Partially offset by a reduction in asset spreads, with competition for new lending remaining intense.

Loans increased $2.0 billion, or 3%:

-	Mortgages increased with most growth recorded in facilities with an LVR less than 80%. These mortgages now represent 83% of the mortgage portfolio; and

-	Business lending was up $0.9 billion or 4%, with most of the growth in the food processing and agriculture sectors.

Deposits grew $2.1 billion for the half fully funding loan growth. Most of the growth was recorded in at-call deposits, particularly online accounts.

Non-interest income was up $5 million or 2%, supported by increased wealth income, driven by the lift in FUM and FUA, along with a higher insurance contribution.

1 Source: RBNZ.

54 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

Operating expenses increased 2% with most of the rise due to annual salary increases, advertising spend and launch costs associated with the new Airpoints rewards. These increases were partially offset by productivity benefits from ongoing investment in digital and self-service channels.

Asset quality has been maintained although there has been a small rise in measures of stress from a low base. Impairment charges for First Half 2015 increased $9 million to $31 million from the rise in stressed assets and higher delinquencies.

First Half 2015 – First Half 2014

Westpac New Zealand delivered a $9 million rise in cash earnings up 2%. Profit before impairment charges and income tax expense were up 7%.

Net interest income was the driver of the increase rising 6%, with average interest-earning assets increasing 6% and net interest margin excluding Treasury increasing 3 basis points.

•	Asset spreads have continued to come under competitive pressure although this has been more than offset by reducing wholesale funding costs and improving deposit spreads.

•	Total lending increased $3.4 billion or 5%:

	-	Mortgages increased $2.1 billion or 5%, continuing to grow in line with system[1]; and

	-	Business lending increased $1.2 billion or 5% with around half the rise due to agricultural lending which has been a particular area of focus.

•	The majority of the 6% growth in deposits was in at-call and transaction accounts which increased $2.5 billion. Term deposit growth was in line with system trends[1].

Non-interest income increased $6 million or 3% driven by:

•	FUM and FUA balances up 22% and 27% respectively, more than offsetting some margin pressure;

•	Increase in insurance premium income; and

•	An increase in institutional income, related to an asset recovery.

Most of the increase in expenses has been due to investment related costs including higher depreciation and amortisation. Operating cost increases were largely offset by productivity gains associated with the continuing switch to digital and self-serve channels. As a result, the expense to income ratio reduced 71 basis points to 40.6%.

Asset quality improved over the year on almost every dimension and across business and consumer segments. Despite this improvement, impairment charges increased $27 million, as the First Half 2014 charge of $4 million was particularly low and was supported by write-back/recoveries that were not matched in the current half.

1 Source: RBNZ.

Westpac Group 2015 Interim Results Announcement | 55

Interim financial results 2015 Divisional results

3.5.1      Westpac New Zealand Division Performance (A$ equivalent)

Westpac New Zealand operations provide banking, wealth and insurance products and services to New Zealand consumer, business and institutional customers. The New Zealand wealth business includes New Zealand Life Company and BT New Zealand. Results for the First Half 2015, Second Half 2014 and First Half 2014 have been converted into Australian dollars (A$) at the average exchange rates each month, the average rates for the reporting periods are: 1.0708, 1.0901 and 1.0973 respectively.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 15 -	Mar 15 -
A$m	March 15	Sept 14	March 14	Sept 14	Mar 14
Net interest income	779	741	714	5	9
Non-interest income	229	221	217	4	6
Net operating income before operating expenses and impairment charges	1,008	962	931	5	8
Operating expenses	(408)	(391)	(385)	4	6
Profit before impairment charges and income tax expense	600	571	546	5	10
Impairment charges	(30)	(21)	(3)	43	large
Operating profit before tax	570	550	543	4	5
Tax and non-controlling interests	(157)	(153)	(150)	3	5
Cash Earnings	413	397	393	4	5
Cash Earnings adjustments	-	-	-	-	-
Net profit after tax	413	397	393	4	5

Operating expenses to net operating income ratio (Cash earnings basis)	40.6%	40.7%	41.3%	(13bps)	(71bps)

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Mar 15 -	Mar 15 -
A$bn	March 15	Sept 14	March 14	Sept 14	Mar 14
Deposits[1]	50.4	44.1	45.3	14	11
Net loans	65.3	57.7	59.2	13	10
Total assets[2]	75.0	65.9	66.9	14	12
Funds under management	5.9	4.9	4.6	20	28
Funds under administration	1.9	1.5	1.4	27	36

1 Deposits refer to total customer deposits.

2 Second Half 2014 net interest margin and total assets impacted by the transfer of A$1.0 billion of assets to Westpac New Zealand from Group Businesses (Treasury).

56 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

3.6          Westpac Pacific

Westpac Pacific provides banking services for retail and business customers in seven Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Westpac Pacific’s financial products include personal savings accounts, business transactional accounts, personal and business lending products, business services and a range of international products.

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	83	70	70	19	19
Non-interest income	56	65	87	(14)	(36)
Net operating income before operating expenses and impairment charges	139	135	157	3	(11)
Operating expenses	(52)	(47)	(52)	11	-
Profit before impairment charges and income tax expense	87	88	105	(1)	(17)
Impairment (charges) / benefit	1	(3)	(6)	(133)	(117)
Operating profit before tax	88	85	99	4	(11)
Tax and non-controlling interests	(29)	(28)	(34)	4	(15)
Cash earnings	59	57	65	4	(9)
Cash earnings adjustments	-	-	-	-	-
Net profit after tax	59	57	65	4	(9)

Operating expenses to net operating income ratio (Cash earnings basis)	37.4%	34.8%	33.1%	260bps	large

				% Mov’t	% Mov’t
$bn	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Deposits	3.1	2.7	2.5	15	24
Total assets	3.8	3.3	3.0	15	27

In January 2015, Westpac announced that it had entered into an agreement to sell its banking operations in Samoa, Cook Islands, Solomon Islands, Vanuatu and Tonga to the Bank of South Pacific Limited for A$125 million. Completion of the sale is expected to occur in Second Half 2015 and is subject to the parties obtaining necessary statutory, regulatory and third party approvals. The above results include the First Half 2015 contribution from these countries. In First Half 2015, these countries accounted for around 14% of cash earnings and approximately $360 million of loans.

In March 2015 Cyclone Pam hit Vanuatu and had a significant impact on the main island, Efate and the country’s capital Port Vila. Our employees on the ground have done an outstanding job, assisting customers in the recovery process, including opening the main branch just days after the cyclone and helping to get the economy up and running. Cyclone Pam has had little impact on Westpac Pacific’s cash earnings in First Half 2015.

Financial performance

First Half 2015 – Second Half 2014

Westpac Pacific delivered cash earnings of $59 million in First Half 2015. Cash earnings were up $2 million, although the increase was predominantly due to translation impacts from movements between the A$ and local currencies which increased cash earnings $4 million. Excluding currency movements, the division recorded growth across the business, although this was offset by reduced foreign exchange income following the introduction of foreign exchange controls in PNG in July 2014. These controls reduced the supply of foreign currency and the spreads on foreign currency transactions.

Net interest income increased 19% (9% excluding foreign currency impacts) from higher returns on the PNG Government securities portfolio, margin management and growth in both deposits and loans. Excluding currency movements, deposits rose 6%, largely in PNG, while loans rose 1%, mostly in Fiji.

Non-interest income was $9 million or 14% lower (18% excluding foreign currency translation impacts) driven by reduced foreign exchange income following the introduction of foreign exchange controls in PNG.

Operating expenses were $5 million or 11% higher (4% excluding foreign currency impacts). Most of the increase was due to increased salary costs, including government mandated superannuation increases in Fiji.

First Half 2015 reflected an impairment benefit of $1 million. Asset quality was maintained across the region.

Westpac Group 2015 Interim Results Announcement | 57

Interim financial results 2015 Divisional results

First Half 2015 – First Half 2014

Cash earnings were 9% lower with the main driver of the decline being the introduction of foreign exchange controls introduced in PNG. Excluding currency movements, cash earnings were 14% lower than First Half 2014.

Net interest income was up 19% (10% excluding currency movements) impacted by:

•	Net interest margins up 37 basis points over the prior corresponding period;

•	Lending growth of 25% (7% excluding foreign currency impacts), primarily in PNG and Fiji; and

•	24% growth in deposits primarily in PNG (3% excluding foreign currency impacts).

Non-interest income decreased $31 million, or 36% (down 38% excluding currency movements). The decline was mostly due to the impact of foreign exchange controls in PNG which contributed to a $35 million decline in foreign currency income.

Operating expenses were flat with productivity benefits offsetting increased investment spending, salary increases and currency impacts.

Asset quality was maintained across the region, with an impairment benefit of $1 million.

58 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Divisional results

3.7          Group Businesses

This segment comprises:

•

Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of the Group’s operating segments, earnings from non-core asset sales and certain other head office items such as centrally raised provisions;

•

Treasury, the primary focus of which is the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth;

•	Customer & Business Services[1], which encompasses banking operations, customer contact centres, product marketing, compliance, legal and property services;

•	Group Technology[1] which comprises functions responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; and

•	Core Support[1], which comprises functions performed centrally, including finance, risk and human resources.

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	80	102	251	(22)	(68)
Non-interest income	(1)	2	49	(150)	(102)
Net operating income before operating expenses and impairment charges	79	104	300	(24)	(74)
Operating expenses	(16)	(23)	(26)	(30)	(38)
Profit before impairment charges and income tax expense	63	81	274	(22)	(77)
Impairment (charges) / benefits	(1)	10	(92)	(110)	(99)
Operating profit before tax	62	91	182	(32)	(66)
Tax and non-controlling interests	(18)	(1)	(81)	large	(78)
Cash earnings	44	90	101	(51)	(56)
Cash earnings adjustments	(96)	160	(80)	(160)	20
Net profit after tax	(52)	250	21	(121)	large

Treasury				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net interest income	120	165	292	(27)	(59)
Non-interest income	3	5	11	(40)	(73)
Net operating income before operating expenses and impairment charges	123	170	303	(28)	(59)

Cash earnings	73	104	198	(30)	(63)
Cash earnings adjustments	36	68	(18)	(47)	large
Net profit after tax	109	172	180	(37)	(39)

Treasury Value at Risk (VaR)

Risk taking as measured by VaR was lower in First Half 2015 than both Second Half 2014 and First Half 2014.

$m	High	Low	Average
Six months ended 31 March 2015	14.6	5.8	10.4
Six months ended 30 September 2014	35.5	5.8	17.6
Six months ended 31 March 2014	24.0	11.2	15.5

1 Costs are allocated to other divisions in the Group.

Westpac Group 2015 Interim Results Announcement | 59

Interim financial results 2015 Divisional results

Financial performance

First Half 2015 – Second Half 2014

Group Businesses delivered cash earnings of $44 million, down $46 million or 51% on Second Half 2014.

Net operating income decreased $25 million or 24% compared to Second Half 2014. The key driver of the decline was a reduction in Treasury income related to lower returns on the liquid asset portfolio and balance sheet management activities.

Operating expenses reduced $7 million compared to Second Half 2014 due to lower employee provisions.

Impairment charges of $1 million reflected little change in central economic overlay provisions during the half.

The effective tax rate was higher, as Second Half 2014 benefited from the finalisation of prior period taxation matters.

First Half 2015 – First Half 2014

Group Businesses delivered cash earnings of $44 million, down $57 million or 56% on First Half 2014.

Net interest income reduced $171 million compared with First Half 2014, with a reduction in Treasury income ($172 million lower) related to lower returns on the liquid asset portfolio and balance sheet management activities.

Non-interest income was $50 million lower than First Half 2014 as profits from asset sales in First Half 2014 were not repeated.

Operating expenses were $10 million lower due to a reduction in employee provisions and lower restructuring costs.

Impairment charges were lower. First Half 2014 saw a large increase in centrally held economic overlays which was not repeated in First Half 2015.

60 | Westpac Group 2015 Interim Results Announcement

Interim financial report 2015 Table of contents

4.0 Interim financial report 2015
4.1	Directors’ report		62
4.2	Consolidated income statement		77
4.3	Consolidated statement of comprehensive income		78
4.4	Consolidated balance sheet		79
4.5	Consolidated statement of changes in equity		80
4.6	Consolidated cash flow statement		81
4.7	Notes to the consolidated financial statements		82
	Note 1	Basis of preparation of interim financial report	82
	Note 2	Average balance sheet and interest rates	84
	Note 3	Net interest income	85
	Note 4	Non-interest income	86
	Note 5	Operating expenses	87
	Note 6	Income tax	88
	Note 7	Earnings per share	89
	Note 8	Loans	90
	Note 9	Provisions for impairment charges	91
	Note 10	Credit quality	92
	Note 11	Deposits and other borrowings	94
	Note 12	Share capital	95
	Note 13	Fair values of financial assets and liabilities	95
	Note 14	Group segment information	99
	Note 15	Notes to the consolidated cash flow statement	102
	Note 16	Contingent liabilities, contingent assets and credit commitments	103
	Note 17	Events subsequent to balance date	104
4.8	Statutory statements		105

Westpac Group 2015 Interim Results Announcement | 61

Interim financial report 2015 Directors’ report

4.0     Interim financial report 2015

4.1     Directors’ report

The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2015.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Name	Position
Lindsay Maxsted	Chairman since December 2011 and Director since March 2008.
Brian Hartzer	Managing Director & Chief Executive Officer since February 2015.
Elizabeth Bryan	Director since November 2006.
Ewen Crouch	Director since February 2013.
Alison Deans	Director since April 2014.
Robert Elstone	Director since February 2012.
Peter Hawkins	Director since December 2008.
Peter Marriott	Director since June 2013.
Gail Kelly	Retired in February 2015. Managing Director & Chief Executive Officer since February 2008.
Ann Pickard	Retired in December 2014. Director since December 2011.

Review and results of the Group’s operations during the half year

Net profit attributable to owners of Westpac Banking Corporation for First Half 2015 was $3,609 million, a decrease of $13 million compared to First Half 2014. This half, the Group has made a number of methodology changes to derivative valuations. This includes introducing a Funding Valuation Adjustment (FVA)1 to the fair value of derivatives. The impact of these changes resulted in a $122 million (pre-tax) charge which reduced non-interest income. This item impacted trading income and the results of Westpac Institutional Bank. Excluding the impact of this item, net profit attributable to owners of Westpac Banking Corporation increased $72 million or 2%.

Net interest income increased $345 million compared to First Half 2014, with total loan growth of 7% and customer deposit growth of 8%. The benefit from volume growth was partially offset by a 3 basis point reduction in net interest margin. The reduction in net interest margin reflected lower Treasury income.

Non-interest income decreased $138 million or 4% compared to First Half 2014 primarily due to the impact of the methodology changes to derivative valuation adjustments (discussed above). Excluding these adjustments, non-interest income reduced $16 million reflecting lower profits from asset sales and impact of the fair value of economic hedges being partly offset by an increase in wealth management and banking fees.

Operating expenses increased $215 million or 5% compared to First Half 2014, driven by foreign currency translation impacts, the full period impact of the Lloyds acquisition and higher investment related impacts, including increased software amortisation and hardware depreciation.

Impairment charges were unchanged compared to First Half 2014. Asset quality improved this half, including stressed exposures as a percentage of total committed exposures reducing from 1.37% to 1.12%.

The effective tax rate of 30.6% in First Half 2015 was slightly higher compared to 30.4% in First Half 2014.

The Board has determined an interim dividend of 93 cents per share, an increase of 3% over the interim dividend determined for First Half 2014. The interim dividend is fully franked.

___________________________________

1 Refer to Glossary.

62 | Westpac Group 2015 Interim Results Announcement

Interim financial report 2015 Directors’ report

Significant developments during the half year ended 31 March

Corporate significant developments

Inquiry into Australia’s Financial System

On 20 November 2013, the Federal Government formally announced the appointment of Mr David Murray AO to head an inquiry into Australia’s financial system (Inquiry).

The Inquiry’s terms of reference, announced on 20 December 2013, charged the Inquiry with examining how the financial system could be positioned to best meet Australia’s evolving needs and support Australia’s economic growth. Recommendations were to be aimed at fostering an efficient, competitive and flexible financial system, consistent with financial stability, prudence, public confidence and capacity to meet the needs of users.

The Federal Treasurer released the Inquiry’s Final Report to Government on 7 December 2014 and announced a process of consultation on the Final Report’s recommendations to 31 March 2015. As part of this consultation process, Westpac has lodged a submission in response to the Inquiry’s Final Report. The Government will announce its formal policy response at some point in the future. The Final Report made 44 recommendations relating to a broad number of matters across the financial sector. It contains recommendations regarding additional capital requirements for Australian banks, which the Government has referred to APRA for consideration. Until the Government officially responds to the Inquiry’s recommendations, the final impact of this Inquiry is difficult to predict.

Appointment of new Chief Executive Officer

On 13 November 2014, Westpac announced the retirement of Gail Kelly as Chief Executive Officer effective 1 February 2015. The Westpac Board appointed Brian Hartzer as the Group’s CEO from 2 February 2015. Mr Hartzer was part of the Group’s executive team and was formerly the Chief Executive, Australian Financial Services, responsible for the Westpac Group’s retail, business banking and wealth businesses.

Sale of Westpac operations in five Pacific Island Nations

On 29 January 2015, Westpac announced it had entered into an agreement to sell its banking operations in Samoa, Cook Islands, Solomon Islands, Vanuatu and Tonga to the Bank of South Pacific Limited (BSP) for $125 million. Westpac will retain its operations in its largest Pacific markets of Fiji and Papua New Guinea (PNG).

Completion of the sale is expected to occur in mid-2015 and is subject to the parties obtaining necessary statutory, regulatory and third party approvals. The transaction will not have a material impact on the Westpac Group’s financial position and the transaction will be recognised in the financial statements, on completion of the sale.

Litigation

In 2011, Westpac was served with three class action proceedings brought on behalf of customers seeking to recover exception fees paid by those customers. Similar class actions have been commenced against several other Australian banks. Westpac has agreed with the plaintiffs to put the proceedings against Westpac on hold until at least June 2015, pending further developments in the litigation against one of those other banks. In April 2015, the Full Court of the Federal Court found all of the exception fees charged by that other bank to be lawful. IMF Bentham Limited, the litigation company that is funding the proceedings, has stated that this decision is likely to be the subject of an application for special leave to appeal to the High Court of Australia.

Changes to accounting standards

AASB 9 (December 2014) Financial Instruments will replace AASB 139 Financial Instruments: Recognition and Measurement. It includes a revised classification and measurement model, a forward looking ‘expected loss’ impairment model and modifies the approach to hedge accounting. Unless early adopted, the standard is effective for the 30 September 2019 financial year end.

The Group expects new accounting standards in the area of lease accounting and insurance accounting to be finalised in the next year. These standards will require further changes to the Group’s current accounting practices.

Tax developments

On 30 March 2015, the Australian Government released a Tax Discussion Paper that considers all aspects of the Australian tax system. It is intended to initiate debate on the future of Australia’s tax system. A public consultation process has commenced and is expected to continue over the next 12-18 months. The Discussion Paper does question the ongoing effectiveness of the dividend imputation system but it does not contain any recommendations or details of any proposed reforms. The impact of any changes to Westpac, its shareholders and customers cannot be determined until further details are released and any changes to the law made.

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Regulatory significant developments

Basel Committee on Banking Supervision

Regulatory reforms and significant developments arising in relation to changes initiated by the Basel Committee on Banking Supervision (BCBS) include:

Liquidity

From 1 January 2015, Westpac was required to meet a minimum Liquidity Coverage Ratio (LCR) of 100% in accordance with the Australian Prudential Regulation Authority (APRA) liquidity standard (APS 210).

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under a regulator defined acute stress scenario. Given the limited amount of government debt in Australia, the Reserve Bank of Australia (RBA) makes available to Australian institutions a Committed Liquidity Facility (CLF) that, subject to the satisfaction of qualifying conditions, can be accessed to help meet the LCR requirement. In order to have access to the CLF, Australian banks are required to pay a fee of 15 basis points (0.15%) per annum to the RBA on the approved CLF. Westpac was granted access to a CLF of $66 billion for the 2015 calendar year.

The BCBS released a final standard on the Net Stable Funding Ratio (NSFR) on 31 October 2014. The NSFR requirement, designed to encourage longer-term funding resilience, has been excluded from APS 210, however, APRA has indicated an intention to implement this measure from 1 January 2018.

Global Systemically Important Financial Institutions (G-SIFIs)

In July 2013, the BCBS published an updated methodology for determining Global Systemically Important Banks (G-SIBs). Each year in November the Financial Stability Board (FSB) publishes the list of identified G-SIBs and specifies the higher capital requirements proposed for each. These increased capital requirements will be phased in from January 2016. Westpac has not been named as a G-SIB. However the BCBS has issued a framework for extending the SIFIs requirements to domestic systemically important banks (D-SIBs).

Capital

In 2010, the BCBS outlined the revised capital framework for banks globally as follows:

•                  an increase in the minimum common equity requirement from 2.0% to 4.5%;

•                  an increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

•                  a capital conservation buffer at 2.5%, to be met with common equity; and

•                  a countercyclical buffer of between 0% to 2.5% to be met with common equity or other fully loss absorbing capital.

APRA’s adoption of the framework has required Australian Authorised Deposit-taking Institutions (ADIs) such as Westpac to meet the above minimum capital requirements from 1 January 2013 and the capital conservation buffer in full from its introduction date of 1 January 2016. In December 2013 APRA released its approach for implementing a D-SIB framework in Australia. Westpac is one of four Australian banks which APRA has identified as a D-SIB. APRA has proposed that each D-SIB, including Westpac, will have to meet a higher loss absorbency requirement of 1% to be met by common equity. The 1% requirement will be added to the capital conservation buffer effectively increasing the buffer from 2.5% to 3.5%. The countercyclical buffer is not currently required.

Westpac’s current capital levels are already above the regulatory requirement that will apply from 1 January 2016 (including the 3.5% capital conservation buffer).

For further details of Westpac’s regulatory capital disclosures refer to Section 2.5 ‘Capital and dividends’ in this Interim Financial Results Announcement.

Increased loss absorbency

In November 2014 the FSB issued a consultation paper for enhancing the Total Loss Absorbing Capacity (TLAC) for G-SIBs to operate alongside the Basel III capital requirements. These proposals form part of the G20’s initiatives aimed at ‘Ending too-big-to-fail’ and ensuring that the resolution of a failing G-SIFI can be carried out without causing systemic disruption or resorting to taxpayer support. The FSB has stated that the TLAC requirement would not be introduced before 2019 and it is not known at this stage whether there is any intention to extend the requirement beyond G-SIBs.

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Reform of the risk-based capital framework

In December 2014, the BCBS released two consultation papers on proposals for Capital Floors and proposed revisions to the Standardised Approach for Credit Risk, which puts forward possible amendments to the risk-weighted asset framework for capital. The measures are in addition to ongoing consultation work of the BCBS on reforms to capital treatment of operational risk and market risk. In combination these reform measures are intended to improve the consistency and comparability of bank capital ratios. However, further clarity from BCBS is not expected before the end of 2015 after which APRA will need to consult on, and then finalise, the Australian standards. Until that time, and given the early stage of the current consultation process, it is not possible to determine the impact on Westpac.

Leverage ratio

The Basel III capital framework also introduced a leverage ratio requirement. The BCBS proposes that introducing a simple, non-risk based leverage ratio requirement would act as a credible supplementary measure to the risk-based capital requirements. In January 2014, the BCBS published an amended leverage ratio framework. The proposed timetable for the leverage ratio provides for testing and recalibration of the framework to occur until 2017 and migration of the final standard to a Pillar 1 requirement from January 2018.

OECD Common Reporting Standard

The Organisation for Economic Cooperation and Development (OECD) has developed Common Reporting Standard (CRS) rules for the automatic exchange of financial account information amongst OECD member states.

CRS will require the Westpac Group to identify the tax residency of all customers and to report the tax residency and account details of non-resident customers to the relevant authorities in jurisdictions in which the CRS rules operate.

It is currently intended that Australian financial institutions can voluntarily implement the rules from 1 January 2017, but will have to be compliant from 1 January 2018. The rules could impose additional costs and operational burdens on Westpac.

OTC derivatives reform

The international regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented by financial regulators across the globe.

In Australia, Westpac commenced reporting OTC derivatives transactions to a Prescribed Repository in accordance with the Derivative Transaction Rules (Reporting) 2013 on 1 October 2013. Westpac continues to work with ASIC and industry associations in relation to the implementation of these rules and the phase-in of requirements to other industry participants.

The Australian Treasury has issued two Proposal Papers on the Implementation of Australia’s G20 OTC derivatives commitments, in which they proposed a central clearing mandate for US dollar, Euro, British Pound, Yen (February 2014 Proposal Paper) and Australian dollar (July 2014 Proposal Paper) denominated interest rate derivatives traded between dealers with significant cross-border activities. It is expected that any such mandate would cover Westpac. The commencement of the central clearing mandates is expected to occur by mid-2015.

As a provisionally-registered Swap Dealer with the US Commodity Futures Trading Commission (CFTC), Westpac is subject to a range of entity-level and transaction-level requirements pursuant to the Dodd-Frank Act.

Pursuant to the European Market Infrastructure Regulations (EMIR) established by the European Securities and Markets Authority (ESMA), from October 2014, Westpac is subject to certain risk mitigation obligations in relation to OTC Derivatives traded with European counterparties or through its London Branch. Further, during 2015, Westpac will be subject to a central clearing mandate for certain interest rate derivatives with European counterparties.

Westpac continues to monitor developments in response to requirements imposed by international regulators. These include regulations published by the CFTC and the Securities and Exchange Commission under the Dodd-Frank Act; by the ESMA and local European financial regulators under the EMIR and Markets in Financial Instruments Directive (MiFID II); and by various financial regulators in Asia and Canada. Westpac also continues to monitor the international response to the final policy framework for establishing margin requirements for uncleared OTC derivatives as published by the Basel Committee on Banking Supervision (BCBS) and the International Organisation of Securities Commission (IOSCO) on 2 September 2013.

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Australia

The Federal Government continues to implement a program of regulatory reform which will affect Westpac. In addition to the above, this includes:

Financial advice changes

The majority of the Future of Financial Advice (FOFA) reforms commenced for the Westpac Group on 1 July 2013. The Government announced proposed reforms to the FOFA laws on 20 December 2013 and a bill to amend FOFA (the Corporations Amendment (Streamlining of Future of Financial Advice) Bill 2014 (the Bill)) was introduced into parliament on 19 March 2014 and is yet to be passed. The Bill includes changes to remove the requirement to opt-in for ongoing fee arrangements every two years and also provides a general advice exemption from the ban on conflicted remuneration. Regulations which were effective on 1 July 2014 (the Streamlining Regulations) incorporated most of the changes set out in the Bill. These Streamlining Regulations were disallowed by the Senate on 19 November 2014, although some of these disallowed regulations were reinstated by the Corporations Amendment (Revising Future of Financial Advice) Regulation 2004 which commenced on 16 December 2014. Uncertainty still exists as to whether the Bill will pass at all given that the Streamlining Regulations were disallowed (with some aspects being reinstated). Regulations, which were proposed to become effective on 1 January 2015, and which were to provide for certain changes in relation to the receipt of client instructions and the content of a Statement of Advice, were repealed by the Government before they commenced.

United States

There are a number of significant regulatory reforms currently occurring in the United States (US). These include:

Dodd-Frank Act

Legislation designed to reform the system for supervision and regulation of financial firms in the US was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the US, including foreign banks like Westpac. Included among its provisions are reforms designed to:

•                  reduce systemic risk presented by very large financial institutions;

•                  promote enhanced supervision, regulation, and prudential standards for financial institutions;

•                  establish comprehensive supervision of financial markets;

•                  impose new limits on permissible financial institution activities and investments;

•                  expand regulation of the derivatives markets, protect consumers and investors from financial abuse; and

•                  provide the US Government with the tools needed to manage a financial crisis.

Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. The issuance of final rules under the Dodd-Frank Act remains far from complete, with the process continuing. US regulatory agencies have released final rules to implement Section 619 of the Dodd-Frank Act (the Volcker rule) and to strengthen the regulation of the US operations of non-US banks. At this time, apart from investments in compliance activities, we do not expect these rules to have a significant impact on our business activities.

Foreign Account Tax Compliance Act (FATCA)

Provisions commonly referred to as FATCA and related US Treasury regulations generally require Foreign Financial Institutions (FFIs), such as Westpac, to enter into an FFI agreement (if they are not subject to the provisions of a Model 1 Intergovernmental Agreement (IGA)) under which they agree to identify and provide the US Internal Revenue Service (IRS) with information on certain US connected accounts, or otherwise face 30% withholding tax on certain payments made to the FFI. In addition, FFIs that have entered into an FFI agreement will be required to withhold on certain payments made to FFIs that are neither party to an FFI agreement nor subject to an IGA and certain account holders that fail to provide prescribed information. The Australian Government signed an IGA with the United States on 28 April 2014, which came into force on 30 June 2014. The Australian IGA, and any IGAs that may be concluded between the US and other countries in which Westpac conducts business, will relieve Westpac of the requirement to withhold on payments to, or close, certain accounts, and will provide certain other benefits.

Westpac is implementing changes to its business operations to comply with the requirements of FATCA across all jurisdictions in which it operates. Westpac has entered into an FFI agreement with respect to its branches and affiliated FFIs not located in countries that have entered into an IGA. It is anticipated that compliance with FATCA will give rise to significant costs and operational burdens, but that IGAs will reduce those costs and burdens, where applicable.

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New Zealand

Regulatory reforms and significant developments in New Zealand include:

Financial Markets Conduct Act (FMCA)

The FMCA overhauls the existing securities law regime in New Zealand and will impact various aspects of the wider Westpac New Zealand business. It introduces changes to product disclosure and governance together with new licensing and registration requirements as well as new fair dealing provisions. The existing prospectus/investment statement dual disclosure model will no longer apply. A single product disclosure statement is being implemented, supported by an online register of other material documentation. The FMCA was enacted in September 2013. Most of its provisions as well as new regulations setting out the detail of the regime came into force on 1 December 2014, subject to transitional provisions of up to two years. The majority of the fair dealing requirements in the FMCA came into force in April 2014.

Credit law reform/responsible lending

The Credit Contracts and Consumer Finance Amendment Act 2014 received Royal Assent in June 2014 and will come into full effect in June 2015. The Act reforms the entire suite of legislation that governs consumer credit contracts. It creates new responsible lending principles and provides for a regulatory responsible lending code, which was issued in March 2015. Existing consumer protections are also being strengthened by changing the current provisions on disclosure, fees, hardship and ‘oppressive’ contracts.

Consumer law reform

The Consumer Law Reform Bill was passed in December 2013. The Bill amended six separate Acts, including the Fair Trading Act. Among the amendments introduced into the Fair Trading Act were prohibitions on unfair contract terms and on making unsubstantiated representations about a product or service and new provisions regulating uninvited direct sales. The unfair contract terms provisions came into force in March 2015. The unsubstantiated representations prohibitions and uninvited direct sales provisions came into effect in June 2014.

RBNZ – housing review stage two – residential property investors

In March 2015 the RBNZ released a follow up consultation paper on stage two of its review of capital adequacy requirements for residential mortgage loans. The RBNZ is proposing a new asset class treatment for mortgage loans to residential property investors. The two options being considered are to group all non-owner occupier loans in a separate asset class or to have an income test whereby reliance on the rental income becomes the determining factor. The RBNZ is also consulting on the asset class treatment of these loans. Its preferred option is a new sub asset class within the retail asset class. The new rule would apply to all locally incorporated banks. The RBNZ notes that this new proposal would help it implement targeted macro-prudential policies if that becomes necessary. The RBNZ is also proposing that from 1 July 2015 banks that use the internal ratings based approach for calculating their capital ratio requirements should operate under the same risk weight requirements as standardised banks until their new capital models have been approved by the RBNZ. A nine month implementation period for those banks to change their models and implement the necessary change is being proposed.

Risk factors

Our business is subject to risks that can adversely impact our business, financial performance, financial condition and future performance. If any of the following risks occur, our business, prospects, financial performance or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Interim Financial Results Announcement and our 2014 Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand, the United States and Asia. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative powers over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity

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Futures Trading Commission (CFTC) and the US Securities and Exchange Commission (SEC). In the United Kingdom, we are subject to supervision and regulation by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). In other jurisdictions in which we operate, including Asia and various Pacific countries, we are also required to comply with relevant requirements of the local regulatory bodies.

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

Compliance risk arises from these legal and regulatory requirements. If we fail to comply, we may be subject to fines, penalties or restrictions on our ability to do business. In Australia, an example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act 1959 in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). Other regulators also have the power to investigate, including looking into past conduct. In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators. Regulatory investigations, fines, penalties or restrictions or regulator imposed conditions could adversely affect our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding, particularly in the areas of funding, liquidity, capital adequacy, conduct and prudential regulation, anti-bribery and corruption, anti-money laundering and counter-terrorism financing and trade sanctions. In December 2010 the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increases the required quality and quantity of capital held by banks and introduces new standards for the management of liquidity risk. APRA has now incorporated much of the framework into its prudential standards. Further details on the Basel III framework are set out in ‘Significant developments during the half year ended 31 March’.

During the half year ended 31 March 2015, there were also a series of other regulatory releases from authorities in the various jurisdictions in which we operate or obtain funding proposing significant regulatory change for financial institutions. This includes new accounting and reporting standards which have been finalised, global OTC derivatives reform and the US Dodd-Frank legislation, including the Volcker Rule promulgated thereunder. The latter is designed to reform the entire system for the supervision and regulation of financial firms that operate in or have a connection with the US, including non-US banks like Westpac. Other areas of proposed or potential change that could impact us include changes to tax legislation, regulation relating to remuneration, consumer protection and competition legislation, privacy and data protection, anti-bribery and corruption, anti-money laundering and counter-terrorism financing laws and trade sanctions. In addition, further changes may occur driven by policy, prudential or political factors. In 2013, the Australian Government commissioned a Financial System Inquiry with broad terms of reference. The Federal Treasurer released the Inquiry’s Final Report to Government on 7 December 2014, which was followed by a process of consultation on the Final Report’s recommendations to 31 March 2015. Until the Government officially responds to the Inquiry’s recommendations, the final impact of this Inquiry is difficult to predict but may result in substantial regulatory changes, including changes to capital requirements which could have a material impact on our business, prospects, financial performance or financial condition. Further details on the Inquiry are set out in ‘Significant developments during the half year ended 31 March’.

Regulation is becoming increasingly extensive and complex. Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. This may result in conflicts with specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national interest and/or systemic stability.

Regulatory changes and the timing of their introduction continue to evolve and we currently manage our businesses in the context of regulatory uncertainty. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change is an increasingly important part of our strategic planning. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing or implement new processes to comply with the new regulations.

Regulatory change may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital as well as place restrictions on the businesses we conduct, require us to amend our corporate structure or require us to alter our product or service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur

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substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

For further information refer to ‘Significant developments during the half year ended 31 March’ in this Interim Financial Results Announcement and our 2014 Annual Report, specifically ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting standards’ in Note 1 to the financial statements.

Adverse credit and capital market conditions may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on credit and capital markets to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity as was demonstrated during the Global Financial Crisis. While there have now been extended periods of stability in these markets, the environment has become more volatile and unpredictable. The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or through other impacts on entities with whom we do business.

As of 31 March 2015, approximately 33% of our total funding originated from domestic and international wholesale markets, of this around 62% was sourced outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits towards other asset or investment classes could increase our need for funding from other, potentially less stable or more expensive forms of funding.

If market conditions deteriorate due to economic, financial, political or other reasons, our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin selling liquid securities. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which have the potential to adversely affect Westpac’s liquidity.

For a more detailed description of liquidity risk, refer to the section ‘Funding and Liquidity risk’ in Note 27 to the financial statements in our 2014 Annual Report.

Sovereign risk may destabilise financial markets adversely

Sovereign risk is the risk that foreign governments will default on their debt obligations, will be unable to refinance their debts as they fall due, or will nationalise parts of their economy. Should one sovereign default, there could be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. Such an event could destabilise global financial markets adversely affecting our liquidity, financial performance or financial condition.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are independent opinions on our creditworthiness. Our credit ratings affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high quality credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, structural considerations regarding the Australian financial system and the credit rating of the Australian Government. A credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

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Failure to maintain our current credit ratings could adversely affect our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our peers or the sector.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, during the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility and the negative outlook for global economic conditions. A shock to one of the major global economies could again result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group.

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses. These events could also result in the undermining of confidence in the financial system, reducing liquidity, impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected.

The nature and consequences of any such event are difficult to predict and there can be no certainty that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices also impact our wealth management business. Earnings in our wealth management business are, in part, dependent on asset values because we typically receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts our profitability and financial condition.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, business and consumer sentiment, levels of employment, interest rates and trade flows in the countries in which we operate.

We conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in Australian and New Zealand housing valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value show a higher propensity to default and in the event of defaults our security would be eroded, causing us to incur higher credit losses. The demand for our home lending products may also decline due to buyer concerns about decreases in values.

Adverse changes to the economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in economic conditions could in turn result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is a significant risk and arises primarily from our lending and derivatives activities. The risk arises from the possibility that some customers and counterparties will be unable to honour their obligations to us, including the repayment of loan principal and interest.

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We establish provisions for credit impairment based on current information. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

Credit risk also arises from certain derivative contracts we enter into and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 27 to the financial statements in our 2014 Annual Report.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently. Digital technologies are changing consumer behaviour and the competitive environment. The use of digital channels by customers to conduct their banking continues to rise and emerging competitors are increasingly utilising new technologies and seeking to disrupt existing business models, including in relation to digital payment services. The Group faces competition from established providers of financial services as well as the threat of competition from banking businesses developed by non-financial services companies.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and lead us to access other types of funding or reduce lending. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on other, potentially less stable or more expensive forms of funding, or reduce lending.

We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our business, prospects, financial performance or financial condition.

For more detail on how we address competitive pressures refer to ‘Competition’ in Section 1 of our 2014 Annual Report.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. If we were to suffer substantial losses due to any market volatility it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section in our 2014 Annual Report.

We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes, among other things, technology risk, model risk and outsourcing risk.

We are also highly dependent on the conduct of our employees, contractors and external service providers. We could, for example, be adversely affected in the event of human error, inadequate or failed processes or if an employee, contractor or external service provider engages in fraudulent conduct. We could incur losses from incorrect or fraudulent payments and settlements, particularly real-time payments. We could also incur losses from an unintentional or negligent failure to meet a professional obligation to specific clients, including fiduciary and suitability requirements, or from the nature or design of a product. These may include client, product and business practice risks such as product defects and unsuitability, market manipulation, insider trading, misleading or deceptive conduct, and inadequate or defective financial advice. While we have policies and processes to manage the risk of human error and employee, contractor or external service provider misconduct, these policies and processes may not always be effective.

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Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to loss which could adversely affect our business, prospects, reputation, financial performance or financial condition.

Entities within the Group may be involved from time to time in legal proceedings arising from the conduct of their business. The Group’s material contingent liabilities are described in Note 16 to the financial statements. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise.

As a financial services organisation, Westpac is heavily reliant on the use of data and models in the conduct of its business. We are therefore exposed to model risk, being the risk of loss arising because of errors or inadequacies in data or a model, or in the control and use of the model.

Westpac relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability or reputation.

Operational risks could impact on our operations or adversely affect demand for our products and services. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section in our 2014 Annual Report.

We could suffer information security risks, including cyberattacks

The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of organised crime have resulted in increased information security risks for major financial institutions such as Westpac and our external service providers.

While Westpac has systems in place to detect and respond to cyberattacks, these systems may not always be effective and there can be no assurance that we will not suffer losses from cyberattacks or other information security breaches in the future.

Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement measures to protect the security, integrity and confidentiality of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparties.

Major banks in other jurisdictions have suffered security breaches from sophisticated cyberattacks. Our external service providers or other parties that facilitate our business activities (e.g. vendors, exchanges, clearing houses, central depositories and financial intermediaries) are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac’s operations, misappropriation of Westpac’s confidential information and/or that of our customers and damage to Westpac’s computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

Our risk and exposure to such threats remains heightened because of the evolving nature of technology, Westpac’s prominence within the financial services industry, the prominence of our customers (including government, mining and health) and our plans to continue to improve and expand our internet and mobile banking infrastructure.

We continue to seek to strengthen and enhance our cybersecurity systems and investigate or remediate information security vulnerabilities, investing additional resources to endeavour to counter new and emerging threats as they continue to evolve.

We could suffer losses due to technology failures

The reliability and security of our information and technology infrastructure are crucial in maintaining our banking applications and processes. There is a risk that our information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control.

Further, our ability to develop and deliver products and services to customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability or reputational damage. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance.

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We could suffer losses due to failures in governance or risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and manage the risks to which we are subject, including liquidity risk, credit risk, market risk (such as interest rate, foreign exchange and equity risk), compliance risk, conduct risk and operational risk; all of which may impact the Group’s reputation.

However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified.

If any of our governance or risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section in our 2014 Annual Report.

We could suffer losses due to insurance risk

We have exposure to insurance risk in our life insurance, general insurance and lenders mortgage insurance businesses, which may adversely affect our business, operations and financial condition.

Insurance risk is the risk of loss due to increases in policy benefits paid to customers arising from variations in the incidence or severity of insured events.

In the life insurance business, insurance risk arises primarily through mortality (death) and morbidity (illness and injury) risks being greater than expected.

In the general insurance business, insurance risk arises mainly through environmental factors (including floods and bushfires) and other calamities, such as earthquakes, tsunamis and volcanic activity, as well as general variability in home and contents insurance claim amounts. Further details on environmental risk factors are discussed below.

In the lenders mortgage insurance business, insurance risk arises primarily from an unexpected downturn in economic conditions.

We could also suffer losses if our reinsurance arrangements are not effective.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake or pandemic) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

The risk of loss due to environmental factors is also relevant to our insurance business. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for such events may not be adequate to cover actual claims that may arise, which could adversely affect our business, prospects, financial performance or financial condition.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

Reputation risk arises where there are differences between stakeholders’ current and emerging perceptions, beliefs and expectations and our current and planned activities, performance and behaviours.

There are various potential sources of reputational damage, including failure to effectively manage risks in accordance with our risk management frameworks, potential conflicts of interest, pricing policies, failure to comply with legal and regulatory requirements, regulatory investigations into past conduct, making inaccurate public statements, environmental, social and ethical issues, engagement and conduct of external suppliers, failure to comply with anti-money laundering and anti-bribery and corruption laws, trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failure to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures and security breaches. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of customers, suppliers and other counterparties.

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Failure, or perceived failure, to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory investigations, regulatory enforcement actions, fines and penalties, or remediation costs, or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses due to impairment to capitalised software, goodwill and other intangible assets that may adversely affect our business, operations and financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 31 March 2015, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

Westpac is required to assess the recoverability of the goodwill balances on at least an annual basis or wherever an indicator of impairment exists. For this purpose Westpac uses a discounted cash flow calculation. Changes in the assumptions upon which the calculation is based, together with expected changes in future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the goodwill balances.

Capitalised software and other intangible assets are assessed for indicators of impairment at least annually or on indication of impairment. In the event that an asset is no longer in use, or that the cash flows generated by the asset do not support the carrying value, an impairment will be recorded, adversely impacting the Group’s financial condition.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of heightened market volatility.

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may implement strategic decisions which may include diversification or innovation objectives, in addition to business expansion, including acquisitions of businesses. The expansion or integration of a new business can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks. These decisions may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, engagement with regulators, financial performance or financial condition.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 76 and forms part of this report.

Rounding of amounts

ASIC Class Order 98/100 applies to Westpac and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

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Responsibility statement

The Directors of Westpac Banking Corporation confirm that to the best of their knowledge:

(i)             the interim financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and

(ii)          the Directors’ Report includes a fair review of the information required by the Disclosure and Transparency Rules 4.2.7R of the United Kingdom Financial Conduct Authority.

Signed in accordance with a resolution of the Board of Directors.

Lindsay Maxsted Chairman	Brian Hartzer Managing Director and Chief Executive Officer

Sydney, Australia
4 May 2015

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Auditor’s Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half year ended 31 March 2015, I declare that to the best of my knowledge and belief, there have been:

a)    no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)    no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Michael Codling Partner PricewaterhouseCoopers	Sydney 4 May 2015

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

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Interim financial report 2015 Consolidated financial statements

4.2        Consolidated income statement for the half year ended 31 March 2015 (unaudited)

Westpac Banking Corporation and its controlled entities

					% Mov’t	% Mov’t
$m	Note	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Interest income	3	16,531	16,384	15,864	1	4
Interest expense	3	(9,547)	(9,481)	(9,225)	1	3
Net interest income		6,984	6,903	6,639	1	5
Non-interest income	4	3,013	3,244	3,151	(7)	(4)
Net operating income before operating expenses and impairment charges		9,997	10,147	9,790	(1)	2
Operating expenses	5	(4,410)	(4,352)	(4,195)	1	5
Impairment charges	9	(341)	(309)	(341)	10	-
Profit before income tax		5,246	5,486	5,254	(4)	-
Income tax expense	6	(1,604)	(1,520)	(1,595)	6	1
Net profit for the period		3,642	3,966	3,659	(8)	-
Net profit attributable to non-controlling interests		(33)	(27)	(37)	22	(11)
Net profit attributable to owners of Westpac Banking Corporation		3,609	3,939	3,622	(8)	-
Earnings per share (cents)
Basic	7	116.1	127.0	116.8	(9)	(1)
Diluted	7	114.5	124.0	114.5	(8)	-

The above consolidated income statement should be read in conjunction with the accompanying notes.

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4.3        Consolidated statement of comprehensive income for the half year ended 31 March 2015 (unaudited)

Westpac Banking Corporation and its controlled entities

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Net profit for the period	3,642	3,966	3,659	(8)	-
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	32	83	180	(61)	(82)
Transferred to income statement	(18)	(27)	(67)	(33)	(73)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	7	163	(122)	(96)	(106)
Transferred to income statement	(66)	(87)	(110)	(24)	(40)
Exchange differences on translation of foreign operations	67	65	(4)	3	large
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(3)	(18)	(34)	(83)	(91)
Cash flow hedging reserve	18	(24)	71	175	(75)
Items that will not be reclassified subsequently to profit or loss
Own credit adjustment on financial liabilities designated at fair value (net of tax)	29	25	(14)	16	large
Remeasurement of defined benefit obligation recognised in equity (net of tax)	(149)	(85)	38	75	large
Other comprehensive income for the period (net of tax)	(83)	95	(62)	(187)	34
Total comprehensive income for the period	3,559	4,061	3,597	(12)	(1)
Attributable to:
Owners of Westpac Banking Corporation	3,526	4,034	3,560	(13)	(1)
Non-controlling interests	33	27	37	22	(11)
Total comprehensive income for the period	3,559	4,061	3,597	(12)	(1)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

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4.4        Consolidated balance sheet as at 31 March 2015 (unaudited)

Westpac Banking Corporation and its controlled entities

		As at	As at	As at	% Mov’t	% Mov’t
$m	Note	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Assets
Cash and balances with central banks		14,738	25,760	16,375	(43)	(10)
Receivables due from other financial institutions		13,637	7,424	8,744	84	56
Trading securities and other financial assets designated at fair value		38,329	45,909	46,207	(17)	(17)
Derivative financial instruments		45,702	41,404	26,207	10	74
Available-for-sale securities		44,296	36,024	33,185	23	33
Loans	8	605,064	580,343	564,569	4	7
Life insurance assets		12,348	11,007	12,841	12	(4)
Regulatory deposits with central banks overseas		1,306	1,528	1,575	(15)	(17)
Property, plant and equipment		1,539	1,452	1,294	6	19
Deferred tax assets		1,368	1,397	1,395	(2)	(2)
Goodwill and other intangible assets		12,592	12,606	12,683	-	(1)
Other assets		5,042	5,988	4,300	(16)	17
Total assets		795,961	770,842	729,375	3	9
Liabilities
Payables due to other financial institutions		15,421	18,636	15,211	(17)	1
Deposits and other borrowings	11	466,743	460,822	437,405	1	7
Other financial liabilities at fair value through income statement		12,133	19,236	15,077	(37)	(20)
Derivative financial instruments		50,510	39,539	31,330	28	61
Debt issues		168,151	152,251	150,098	10	12
Current tax liabilities		347	662	430	(48)	(19)
Life insurance liabilities		10,945	9,637	11,594	14	(6)
Provisions		1,320	1,618	1,364	(18)	(3)
Deferred tax liabilities		52	55	27	(5)	93
Other liabilities		8,117	8,191	8,488	(1)	(4)
Total liabilities excluding loan capital		733,739	710,647	671,024	3	9
Loan capital		11,905	10,858	10,320	10	15
Total liabilities		745,644	721,505	681,344	3	9
Net assets		50,317	49,337	48,031	2	5
Shareholders’ equity
Share capital:
Ordinary share capital	12	27,237	26,943	26,954	1	1
Treasury shares and RSP treasury shares	12	(390)	(304)	(305)	(28)	(28)
Reserves		1,283	1,176	960	9	34
Retained profits		21,275	20,641	19,556	3	9
Total equity attributable to owners of Westpac Banking Corporation		49,405	48,456	47,165	2	5
Non-controlling interests		912	881	866	4	5
Total shareholders’ equity and non-controlling interests		50,317	49,337	48,031	2	5

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

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4.5        Consolidated statement of changes in equity for the half year ended 31 March 2015 (unaudited)

Westpac Banking Corporation and its controlled entities

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Share capital
Balance as at beginning of period	26,639	26,649	26,768	-	-
Shares issued:
Dividend reinvestment plan	364	-	-	-	-
Exercise of employee share options and rights	14	24	25	(42)	(44)
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(57)	(35)	(65)	63	(12)
Shares purchased for delivery of employee share plan	(27)	-	(27)	-	-
Acquisition of RSP treasury shares	(65)	-	(59)	-	10
Disposal/(acquisition) of other treasury shares	(21)	1	7	large	large
Balance as at period end	26,847	26,639	26,649	1	1
Available-for-sale securities reserve
Balance as at beginning of period	129	91	12	42	large
Current period movement reflected in other comprehensive income:
Net gains/(losses) from changes in fair value	32	83	180	(61)	(82)
Income tax effect	(8)	(25)	(54)	(68)	(85)
Transferred to income statement	(18)	(27)	(67)	(33)	(73)
Income tax effect	5	7	20	(29)	(75)
Balance as at period end	140	129	91	9	54
Share-based payment reserve
Balance as at beginning of period	1,076	1,010	920	7	17
Current period movement due to transactions with employees (net of tax)	86	66	90	30	(4)
Balance as at period end	1,162	1,076	1,010	8	15
Cash flow hedging reserve
Balance as at beginning of period	162	110	271	47	(40)
Current period movement reflected in other comprehensive income:
Net gains/(losses) from changes in fair value	7	163	(122)	(96)	(106)
Income tax effect	(2)	(50)	38	(96)	(105)
Transferred to income statement	(66)	(87)	(110)	(24)	(40)
Income tax effect	20	26	33	(23)	(39)
Balance as at period end	121	162	110	(25)	10
Foreign currency translation reserve
Balance as at beginning of period	(190)	(255)	(251)	(25)	(24)
Current period movement reflected in other comprehensive income:
Exchange differences on translation of foreign operations	67	65	(4)	3	large
Balance as at period end	(123)	(190)	(255)	(35)	(52)
Other reserves
Balance as at beginning of period	(1)	4	1	(125)	(200)
Transactions with owners	(16)	(5)	3	large	large
Balance as at period end	(17)	(1)	4	large	large
Total reserves	1,283	1,176	960	9	34
Movements in retained profits were as follows
Balance as at beginning of period	20,641	19,556	18,953	6	9
Current period movement reflected in other comprehensive income:
Profit attributable to owners of Westpac Banking Corporation	3,609	3,939	3,622	(8)	-
Own credit adjustment on financial liabilities designated at fair value (net of tax)	29	25	(14)	16	large
Remeasurement of defined benefit obligation recognised in equity (net of tax)	(149)	(85)	38	75	large
Transaction with owners:
Ordinary dividends paid	(2,855)	(2,794)	(2,733)	2	4
Special dividends paid	-	-	(310)	-	(100)
Balance as at period end	21,275	20,641	19,556	3	9
Total comprehensive income attributable to owners of Westpac Banking Corporation	3,526	4,034	3,560	(13)	(1)
Total comprehensive income attributable to non-controlling interests	33	27	37	22	(11)
Total comprehensive income for the period	3,559	4,061	3,597	(12)	(1)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

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4.6        Consolidated cash flow statement1 for the half year ended 31 March 2015 (unaudited)

Westpac Banking Corporation and its controlled entities

					% Mov’t	% Mov’t
$m	Note	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Cash flows from operating activities
Interest received		16,445	16,391	15,745	-	4
Interest paid		(9,631)	(9,480)	(9,263)	2	4
Dividends received excluding life business		7	6	5	17	40
Other non-interest income received		2,867	2,962	2,770	(3)	4
Operating expenses paid		(3,991)	(3,403)	(3,924)	17	2
Income tax paid excluding life business		(1,735)	(1,079)	(1,581)	61	10
Life business:
Receipts from policyholders and customers		889	929	765	(4)	16
Interest and other items of similar nature		27	18	30	50	(10)
Dividends received		107	205	92	(48)	16
Payments to policyholders and suppliers		(923)	(879)	(844)	5	9
Income tax paid		(48)	(64)	(59)	(25)	(19)
Cash flows from operating activities before changes in operating assets and liabilities		4,014	5,606	3,736	(28)	7
Net (increase)/decrease in:
Trading securities and other financial assets designated at fair value		10,103	(1,869)	3,593	large	181
Loans		(18,788)	(18,056)	(17,678)	4	6
Receivables due from other financial institutions		(5,350)	1,464	2,468	large	large
Life insurance assets and liabilities		(9)	(135)	(21)	(93)	(57)
Regulatory deposits with central banks overseas		372	132	(6)	182	large
Derivative financial instruments		10,249	(4,266)	937	large	large
Other assets		(218)	202	(81)	large	169
Net increase/(decrease) in:
Other financial liabilities at fair value through income statement		(7,166)	4,239	4,840	large	large
Deposits and other borrowings		101	23,976	10,253	(100)	(99)
Payables due to other financial institutions		(3,757)	3,220	6,199	large	(161)
Other liabilities		(64)	(111)	(271)	(42)	(76)
Net cash provided by/(used in) operating activities	15	(10,513)	14,402	13,969	(173)	(175)
Cash flows from investing activities
Proceeds from available-for-sale securities		2,212	3,233	3,535	(32)	(37)
Purchase of available-for-sale securities		(9,121)	(5,692)	(6,751)	60	35
Purchase of intangible assets		(275)	(306)	(358)	(10)	(23)
Purchase of property, plant and equipment		(261)	(358)	(157)	(27)	66
Proceeds from disposal of property, plant and equipment		17	12	5	42	large
Purchase of controlled entity, net of cash acquired	15	-	-	(7,744)	-	(100)
Net cash (used in)/provided by investing activities		(7,428)	(3,111)	(11,470)	139	(35)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		614	770	998	(20)	(38)
Redemption of loan capital		-	(362)	(23)	(100)	(100)
Net increase/(decrease) in debt issues		7,329	(326)	4,004	large	83
Proceeds from exercise of employee options		14	24	25	(42)	(44)
Purchase of shares on exercise of employee options and rights		(66)	(40)	(73)	65	(10)
Shares purchased for delivery of employee share plan		(27)	-	(27)	-	-
Purchase of RSP treasury shares		(65)	-	(59)	-	10
Net sale/(purchase) of other treasury shares		(21)	1	7	large	large
Payment of dividends		(2,491)	(2,794)	(3,043)	(11)	(18)
Payment of distributions to non-controlling interests		(18)	(17)	(31)	6	(42)
Net cash (used in)/provided by financing activities		5,269	(2,744)	1,778	large	196
Net increase/(decrease) in cash and cash equivalents		(12,672)	8,547	4,277	large	large
Effect of exchange rate changes on cash and cash equivalents		1,650	838	399	97	large
Cash and cash equivalents as at the beginning of the period		25,760	16,375	11,699	57	120
Cash and cash equivalents as at the end of the period		14,738	25,760	16,375	(43)	(10)

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to owners of Westpac Banking Corporation are provided in Note 15.

____________________________

1          The presentation of the consolidated cash flow statement has been revised this period to better reflect the nature of our business. Certain cash flows have been reclassified between operating activities, and we have revised comparatives for Half Year March 2014 and Half Year Sept 2014 in order to ensure consistency. These changes have had no impact on the reported net increase/decrease in cash and cash equivalents.

Westpac Group 2015 Interim Results Announcement | 81

Interim financial report 2015 Notes to the consolidated financial statements

4.7        Notes to the consolidated financial statements (unaudited)

Note 1. Basis of preparation of interim financial report

This general purpose interim financial report for the half year ended 31 March 2015 has been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001 which ensures compliance with International Accounting Standard IAS 34 Interim Financial Reporting.

The interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this interim report is to be read in conjunction with the annual financial report for the year ended 30 September 2014 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

The interim financial report complies with current Australian Accounting Standards (AAS) as they relate to interim financial reports.

The accounting policies and methods of computation adopted in this interim financial report are the same as those in the previous financial year and corresponding interim reporting period, unless specifically noted. Comparative information has been revised where appropriate to enhance comparability.

The interim financial report was authorised for issue by the Board of Directors on 4 May 2015.

ASIC Class Order 98/100 applies to Westpac, and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

Critical accounting estimates and significant judgments

In preparing the interim financial report, the application of the Group’s accounting policies requires the use of judgments, estimates and assumptions.

This half, the Group has made a number of methodology changes to derivative valuations. This includes introducing a Funding Valuation Adjustment (FVA)1 to the fair value of derivatives. The impact of these changes resulted in a $122 million (pre-tax) charge which reduced non-interest income. This item impacted trading income and is reflected in the results of Westpac Institutional Bank.

Other than the above, the areas of judgment, estimates and assumptions in the interim financial report, including the key sources of estimation uncertainty, are consistent with those in the annual financial report for the year ended 30 September 2014.

Amendments to Accounting Standards that are effective this period

The following amendments were adopted during the period:

•                  AASB 2012-3 Amendments to Australian Accounting Standards – Offsetting Financial Assets and Financial Liabilities

The amendment was applied by the Group from 1 October 2014 and adds application guidance to AASB 132 Financial Instruments: Presentation. It provides guidance to applying the offsetting criteria of AASB 132, including clarifying the definition of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered the equivalent to net settlement. The application of AASB 2012-3 has not resulted in any material changes to the netting of balances presented on the Group’s balance sheet.

________________________________

1 Refer to Glossary.

82 | Westpac Group 2015 Interim Results Announcement

Interim financial report 2015 Notes to the consolidated financial statements

Note 1. Basis of preparation of interim financial report (continued)

Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued but are not yet effective, and unless otherwise stated, have not been early adopted by the Group:

AASB 9 Financial Instruments (December 2014) will replace AASB 139 Financial Instruments: Recognition and Measurement. It includes a revised classification and measurement model, a forward looking ‘expected loss’ impairment model and modifies the approach to hedge accounting. Unless early adopted the standard is effective for the 30 September 2019 financial year end. The major changes under the standard are:

•	replaces the multiple classification and measurement models in AASB 139 with a single model that has two classification categories: amortised cost and fair value;

•

a financial asset is measured at amortised cost if two criteria are met: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent the payment of principal and interest;

•	if a financial asset is eligible for amortised cost measurement, an entity can elect to measure it at fair value if it eliminates or significantly reduces an accounting mismatch;

•

requires more timely recognition of expected credit losses using a three stage approach. For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months expected credit losses is required. For financial assets where there has been a significant increase in credit risk or where the asset is credit impaired a provision for full lifetime expected losses is required;

•	interest is calculated on the gross carrying amount of a financial assets, except where the asset is credit impaired;

•	there will be no separation of an embedded derivative where the instrument is a financial asset;

•

equity instruments must be measured at fair value, however an entity can elect on initial recognition to present the fair value changes on non-trading equity investments directly in other comprehensive income. There is no subsequent recycling of fair value gains and losses to profit or loss; however dividends from such investments will continue to be recognised in profit or loss;

•

if an entity holds an investment in asset-backed securities (ABS) it must determine the classification of that investment by looking through to the underlying assets and assess the credit quality of the investment compared with the underlying portfolio of assets. If an entity is unable to look through to the underlying assets, then the investment must be measured at fair value;

•

where the fair value option is used for valuing financial liabilities the change in fair value relating to the entity’s own credit risk is presented in other comprehensive income, except where it would create an accounting mismatch. If such a mismatch is created or enlarged, all changes in fair value (including the effects of changes in the credit risk) is recognised in profit or loss. The Group early adopted this amendment from 1 October 2013; and

•

aligns hedge accounting more closely with risk management activities by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness.

AASB 9 will impact the classification and measurement of the Group’s financial instruments when the remainder of the standard is adopted.

AASB 15 Revenue from Contracts with Customers was issued on 28 May 2014 and will be effective for the 30 September 2018 financial year. The standard provides a single comprehensive model for revenue recognition. It replaces AASB 118 Revenue and related interpretations. The application of AASB 15 is not expected to have a material impact on the Group.

Westpac Group 2015 Interim Results Announcement | 83

Interim financial report 2015 Notes to the consolidated financial statements

Note 2. Average balance sheet and interest rates

	Half Year			Half Year			Half Year
	31 March 2015			30 September 2014			31 March 2014
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	income	rate	balance	income	rate	balance	income	rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions	9,282	54	1.2%	7,161	41	1.1%	8,599	43	1.0%
Trading securities and other financial assets designated at fair value	43,141	604	2.8%	46,251	693	3.0%	48,493	789	3.3%
Available-for-sale securities	37,124	782	4.2%	32,528	722	4.4%	29,377	664	4.5%
Regulatory deposits with central banks overseas	1,225	13	2.1%	1,336	8	1.2%	1,402	10	1.4%
Loans and other receivables[1]	587,796	15,078	5.1%	571,727	14,920	5.2%	547,786	14,358	5.3%
Total interest earning assets and interest income	678,568	16,531	4.9%	659,003	16,384	5.0%	635,657	15,864	5.0%
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	1,689			1,811			1,213
Derivative financial instruments	48,087			28,211			29,525
Life insurance assets	10,974			14,016			13,356
All other assets	50,503			46,485			44,903
Total non-interest earning assets	111,253			90,523			88,997
Total assets	789,821			749,526			724,654

	Half Year			Half Year			Half Year
	31 March 2015			30 September 2014			31 March 2014
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	balance	expense	rate	balance	expense	rate	balance	expense	rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Payables due to other financial institutions	17,942	162	1.8%	16,720	156	1.9%	14,408	144	2.0%
Deposits and other borrowings	434,347	5,748	2.7%	420,193	5,795	2.8%	408,126	5,704	2.8%
Loan capital	11,106	260	4.7%	10,743	259	4.8%	9,427	231	4.9%
Other interest bearing liabilities	174,612	3,377	3.9%	170,049	3,271	3.8%	163,379	3,146	3.9%
Total interest bearing liabilities and interest expense	638,007	9,547	3.0%	617,705	9,481	3.1%	595,340	9,225	3.1%
Non-interest bearing liabilities
Deposits and due to other financial institutions	32,783			28,993			26,614
Derivative financial instruments	49,095			30,972			31,373
Life insurance policy liabilities	9,478			12,652			12,064
All other liabilities	11,681			11,299			12,493
Total non-interest bearing liabilities	103,037			83,916			82,544
Total liabilities	741,044			701,621			677,884
Shareholders’ equity	47,920			47,044			45,907
Non-controlling interests	857			861			863
Total equity	48,777			47,905			46,770
Total liabilities and equity	789,821			749,526			724,654

_____________________________

1 Other receivables includes other assets, cash and balances held with central banks.

84 | Westpac Group 2015 Interim Results Announcement

Interim financial report 2015 Notes to the consolidated financial statements

Note 3. Net interest income

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Interest income
Cash and balances with central banks	120	121	104	(1)	15
Receivables due from other financial institutions	54	41	43	32	26
Net ineffectiveness on qualifying hedges	(6)	(36)	(22)	(83)	(73)
Trading securities and other financial assets designated at fair value	604	693	789	(13)	(23)
Available-for-sale securities	782	722	664	8	18
Loans	14,959	14,833	14,271	1	5
Regulatory deposits with central banks overseas	13	8	10	63	30
Other interest income	5	2	5	150	-
Total interest income	16,531	16,384	15,864	1	4
Interest expense
Payables due to other financial institutions	(162)	(156)	(144)	4	13
Deposits and other borrowings	(5,748)	(5,795)	(5,704)	(1)	1
Trading liabilities	(1,405)	(1,280)	(1,243)	10	13
Debt issues	(1,915)	(1,952)	(1,861)	(2)	3
Loan capital	(260)	(259)	(231)	-	13
Other interest expense	(57)	(39)	(42)	46	36
Total interest expense	(9,547)	(9,481)	(9,225)	1	3
Net interest income	6,984	6,903	6,639	1	5

Westpac Group 2015 Interim Results Announcement | 85

Interim financial report 2015 Notes to the consolidated financial statements

Note 4. Non-interest income

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Fees and commissions
Facility fees	666	685	644	(3)	3
Transaction fees and commissions received	641	623	631	3	2
Other non-risk fee income	171	160	183	7	(7)
Total fees and commissions	1,478	1,468	1,458	1	1
Wealth management and insurance income
Life insurance and funds management net operating income[1]	1,059	1,010	990	5	7
General insurance and lenders mortgage insurance net operating income	87	142	112	(39)	(22)
Total wealth management and insurance income	1,146	1,152	1,102	(1)	4
Trading income[2]
Foreign exchange income	323	256	274	26	18
Other trading products	102	215	272	(53)	(63)
Total trading income	425	471	546	(10)	(22)
Other income
Dividends received from other entities	7	6	5	17	40
Net gain on disposal of assets	15	44	53	(66)	(72)
Net gain/(loss) on ineffective hedges	1	1	(1)	-	200
Net gain/(loss) on hedging overseas operations	(6)	8	4	(175)	large
Net gain/(loss) on derivatives held for risk management purposes[3]	(117)	44	(71)	large	65
Net gain/(loss) on financial instruments designated at fair value	(7)	(12)	(2)	(42)	large
Rental income on operating leases	23	20	12	15	92
Other	48	42	45	14	7
Total other income	(36)	153	45	(124)	(180)
Total non-interest income	3,013	3,244	3,151	(7)	(4)

____________________________

1   Wealth management and insurance income includes policyholder tax recoveries.

2   Trading income represents a component of total markets income from our WIB markets business, Westpac Pacific and Treasury foreign exchange operations in Australia and New Zealand.

3   Income from derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings where hedge accounting is not achieved.

86 | Westpac Group 2015 Interim Results Announcement

Interim financial report 2015 Notes to the consolidated financial statements

Note 5. Operating expenses

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Salaries and other staff expenses
Salaries and wages	1,809	1,761	1,783	3	1
Other staff expenses	578	540	522	7	11
Restructuring costs	15	15	46	-	(67)
Total salaries and other staff expenses	2,402	2,316	2,351	4	2
Equipment and occupancy expenses
Operating lease rentals	281	294	271	(4)	4
Depreciation, amortisation and impairment:
Premises	5	4	6	25	(17)
Leasehold improvements	58	55	54	5	7
Furniture and equipment	35	34	30	3	17
Technology	66	58	47	14	40
Software	257	278	215	(8)	20
Assets under lease	13	11	5	18	160
Other	76	76	64	-	19
Total equipment and occupancy expenses	791	810	692	(2)	14
Other expenses
Amortisation of deferred expenditure and intangible assets	111	116	107	(4)	4
Non-lending losses	28	(45)	22	162	27
Purchased services:
Technology and information services	197	183	209	8	(6)
Legal	12	11	22	9	(45)
Other professional services	204	239	184	(15)	11
Credit card loyalty programs	71	60	76	18	(7)
Postage and stationery	101	105	100	(4)	1
Outsourcing costs	336	329	281	2	20
Insurance	10	13	8	(23)	25
Advertising	82	87	72	(6)	14
Training	7	9	9	(22)	(22)
Travel	35	34	33	3	6
Westpac Bicentennial Foundation grant	-	100	-	(100)	-
Other expenses	23	(15)	29	large	(21)
Total other expenses	1,217	1,226	1,152	(1)	6
Total operating expenses	4,410	4,352	4,195	1	5

Westpac Group 2015 Interim Results Announcement | 87

Interim financial report 2015 Notes to the consolidated financial statements

Note 6. Income tax

The income tax expense for the half year is reconciled to the profit before income tax as follows:

				% Mov’t	% Mov’t
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Profit before income tax	5,246	5,486	5,254	(4)	-
Prima facie income tax based on the Australian company tax rate of 30%	1,574	1,646	1,576	(4)	-
The effect of amounts which are not deductible/ (assessable) in calculating taxable income
Dividend adjustments	6	4	3	50	100
Life insurance:
Tax adjustment on policyholders’ earnings[1]	39	-	3	-	large
Adjustment for life business tax rates	(3)	-	(4)	-	(25)
Hybrid capital distributions[2]	24	20	16	20	50
Other non-assessable items	(13)	(10)	(12)	30	8
Other non-deductible items	13	22	24	(41)	(46)
Adjustment for overseas tax rates	(14)	(12)	(10)	17	40
Income tax (over)/under provided in prior years	(26)	(13)	(1)	100	large
Other items[3]	4	(137)	-	(103)	-
Total income tax expense in the income statement	1,604	1,520	1,595	6	1
Effective income tax rate	30.6%	27.7%	30.4%	large	22bps

____________________________

1          In accordance with the requirements of AASB 1038, tax expense for 31 March 2015 includes a $55 million tax expense on policyholders’ investment earnings (30 September 2014: nil, 31 March 2014: $5 million tax expense) of which $16 million is a prima facie tax expense (30 September 2014: nil, 31 March 2014: $2 million tax expense) and the balance of $39 million tax expense (30 September 2014: nil, 31 March 2014: $3 million tax expense) is shown here.

2          Reflects distributions on Westpac Convertible Preference Shares, Westpac Capital Notes and Westpac Capital Notes 2 which are not tax deductible.

3          Half Year Sept 2014 includes the release of provisions no longer required following the finalisation of prior period taxation matters.

88 | Westpac Group 2015 Interim Results Announcement

Interim financial report 2015 Notes to the consolidated financial statements

Note 7. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to owners of Westpac by the weighted average number of ordinary shares on issue during the period, excluding the number of ordinary shares purchased by the Group and held as Treasury shares. Diluted earnings per share is calculated by adjusting the earnings and the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

	Half Year March 15		Half Year Sept 14		Half Year March 14
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit attributable to owners of Westpac Banking Corporation	3,609	3,609	3,939	3,939	3,622	3,622
Restricted Share Plan (RSP) treasury shares distributions	(2)	-	(6)	-	(4)	-
2004 Trust Preferred Securities (TPS 2004) distributions	-	13	-	12	-	10
Westpac stapled preferred securities II (SPS II) distributions	-	-	-	10	-	14
Westpac convertible preference shares (CPS) dividends	-	25	-	25	-	24
Westpac Capital Notes dividends	-	28	-	28	-	28
Westpac Capital Notes 2 distributions	-	26	-	14	-	-
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	3,607	3,701	3,933	4,028	3,618	3,698
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,115	3,115	3,109	3,109	3,109	3,109
Effect of own shares held	(9)	(9)	(11)	(11)	(11)	(11)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	5	-	9	-	12
Conversion of 2004 Trust Preferred Securities (TPS 2004)	-	19	-	18	-	17
Conversion of stapled preferred securities II (SPS II)	-	-	-	23	-	27
Conversion of convertible preference shares (CPS)	-	31	-	36	-	35
Conversion of Westpac Capital Notes	-	36	-	42	-	41
Conversion of Westpac Capital Notes 2	-	34	-	22	-	-
Total weighted average number of ordinary shares	3,106	3,231	3,098	3,248	3,098	3,230
Earnings per ordinary share (cents)	116.1	114.5	127.0	124.0	116.8	114.5

Westpac Group 2015 Interim Results Announcement | 89

Interim financial report 2015 Notes to the consolidated financial statements

Note 8. Loans

		As at	As at	As at	% Mov’t	% Mov’t
$m	Note	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Australia
Overdrafts		2,391	2,589	2,789	(8)	(14)
Credit card outstandings		10,200	10,032	9,926	2	3
Overnight and at call money market loans		19	26	55	(27)	(65)
Acceptance of finance		30,937	33,137	34,338	(7)	(10)
Term loans:
Housing		336,954	323,940	309,791	4	9
Housing – line of credit		25,825	27,097	28,245	(5)	(9)
Total housing		362,779	351,037	338,036	3	7
Non-housing		110,441	104,556	98,219	6	12
Finance leases		5,112	5,458	5,849	(6)	(13)
Margin lending		1,924	1,960	2,038	(2)	(6)
Trade finance		2,119	1,790	1,879	18	13
Other		528	670	772	(21)	(32)
Total Australia		526,450	511,255	493,901	3	7

New Zealand
Overdrafts		1,185	1,013	1,131	17	5
Credit card outstandings		1,416	1,255	1,293	13	10
Overnight and at call money market loans		1,725	1,400	1,352	23	28
Term loans:
Housing		39,990	35,465	36,258	13	10
Non-housing		21,377	18,888	19,603	13	9
Trade finance		342	289	262	18	31
Other		191	160	164	19	16
Total New Zealand		66,226	58,470	60,063	13	10

Other Overseas
Overdrafts		159	161	147	(1)	8
Term loans:
Housing		971	881	843	10	15
Non-housing		8,605	6,515	5,934	32	45
Trade finance		5,767	6,147	7,098	(6)	(19)
Other		86	87	71	(1)	21
Total Other Overseas		15,588	13,791	14,093	13	11

Total loans		608,264	583,516	568,057	4	7
Provision on loans	9	(3,200)	(3,173)	(3,488)	1	(8)
Total net loans[1]		605,064	580,343	564,569	4	7

____________________________

1          Total net loans include securitised loans of $12,149 million as at 31 March 2015 ($10,920 million as at 30 September 2014 and $11,266 million as at 31 March 2014). The level of securitised loans excludes loans where Westpac is the holder of the related debt securities.

90 | Westpac Group 2015 Interim Results Announcement

Interim financial report 2015 Notes to the consolidated financial statements

Note 9. Provisions for impairment charges

$m	Note	Half Year March 15	Half Year Sept 14	Half Year March 14
Collectively assessed provisions
Balance at beginning of the period		2,614	2,652	2,585
Provisions raised		266	221	284
Write-offs		(330)	(371)	(331)
Interest adjustment		98	98	91
Exchange rate and other adjustments		51	14	23
Closing balance		2,699	2,614	2,652
Individually assessed provisions
Balance at beginning of the period		867	1,139	1,364
Provisions raised		293	335	349
Write-backs		(155)	(189)	(244)
Write-offs		(204)	(392)	(314)
Interest adjustment		(12)	(11)	(23)
Exchange rate and other adjustments		17	(15)	7
Closing balance		806	867	1,139
Total provisions for impairment charges on loans and credit commitments		3,505	3,481	3,791
Less: provisions for credit commitments		(305)	(308)	(303)
Total provisions for impairment charges on loans	8	3,200	3,173	3,488

$m		Half Year March 15	Half Year Sept 14	Half Year March 14
Reconciliation of impairment charges
Individually assessed provisions raised		293	335	349
Write-backs		(155)	(189)	(244)
Recoveries		(63)	(58)	(48)
Collectively assessed provisions raised/(released)		266	221	284
Impairment charges		341	309	341

Westpac Group 2015 Interim Results Announcement | 91

Interim financial report 2015 Notes to the consolidated financial statements

Note 10. Credit quality

Impaired loans

	Australia			New Zealand			Other Overseas			Total
	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at	As at
$m	31 March 2015	30 Sept 2014	31 March 2014	31 March 2015	30 Sept 2014	31 March 2014	31 March 2015	30 Sept 2014	31 March 2014	31 March 2015	30 Sept 2014	31 March 2014
Non-Performing loans:
Gross amount	1,281	1,580	2,065	502	397	377	47	53	105	1,830	2,030	2,547
Impairment provisions[1]	(641)	(697)	(952)	(160)	(130)	(129)	(29)	(35)	(64)	(830)	(862)	(1,145)
Net	640	883	1,113	342	267	248	18	18	41	1,000	1,168	1,402

Restructured loans:
Gross amount	25	34	39	-	-	-	3	59	64	28	93	103
Impairment provisions[1]	(12)	(23)	(23)	-	-	-	(1)	(21)	(20)	(13)	(44)	(43)
Net	13	11	16	-	-	-	2	38	44	15	49	60

Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross amount	273	203	226	16	13	16	1	1	1	290	217	243
Impairment provisions[1]	(172)	(132)	(142)	(11)	(9)	(12)	(1)	-	(1)	(184)	(141)	(155)
Net	101	71	84	5	4	4	-	1	-	106	76	88

Total impaired loans:
Gross amount	1,579	1,817	2,330	518	410	393	51	113	170	2,148	2,340	2,893
Impairment provisions[1]	(825)	(852)	(1,117)	(171)	(139)	(141)	(31)	(56)	(85)	(1,027)	(1,047)	(1,343)
Net	754	965	1,213	347	271	252	20	57	85	1,121	1,293	1,550

____________________________

1 Includes individually assessed provisions and collectively assessed provisions on impaired loans.

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Note 10. Credit quality (continued)

Movement in gross impaired loans1

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Balance as at beginning of period	2,340	2,893	3,600	(19)	(35)
New and increased	607	609	708	-	(14)
Write-offs	(534)	(763)	(645)	(30)	(17)
Returned to performing or repaid	(726)	(731)	(1,179)	(1)	(38)
Portfolio managed - new/increased/returned/repaid	423	345	367	23	15
Exchange rate and other adjustments	38	(13)	42	large	(10)
Balance as at period end	2,148	2,340	2,893	(8)	(26)

Items past 90 days and not impaired

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Australia
Housing products	1,577	1,536	1,540	3	2
Other products	626	598	754	5	(17)
Total Australia	2,203	2,134	2,294	3	(4)

New Zealand
Housing products	105	71	76	48	38
Other products	71	14	24	large	196
Other overseas	22	22	18	-	22
Total overseas	198	107	118	85	68
Total	2,401	2,241	2,412	7	-

____________________________

1 Movement represents a six month period.

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Interim financial report 2015 Notes to the consolidated financial statements

Note 11. Deposits and other borrowings

	As at	As at	As at	% Mov’t	% Mov’t
$m	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Australia
Certificates of deposit	30,889	35,481	32,047	(13)	(4)
At call and term deposits
Non-interest bearing, repayable at call	29,197	25,773	23,167	13	26
Other interest bearing:
At call	196,292	187,904	178,755	4	10
Term	128,352	133,972	127,447	(4)	1
Total at call and term deposits	353,841	347,649	329,369	2	7
Total Australia	384,730	383,130	361,416	-	6

New Zealand
Certificates of deposit	1,428	1,031	1,225	39	17
At call and term deposits
Non-interest bearing, repayable at call	3,770	3,217	3,242	17	16
Other interest bearing:
At call	22,102	18,418	19,147	20	15
Term	24,559	22,500	22,955	9	7
Total at call and term deposits	50,431	44,135	45,344	14	11
Total New Zealand	51,859	45,166	46,569	15	11

Other overseas
Certificates of deposit	14,175	15,065	15,242	(6)	(7)
At call and term deposits
Non-interest bearing, repayable at call	1,105	914	798	21	38
Other interest bearing:
At call	1,632	1,694	1,727	(4)	(6)
Term	13,242	14,853	11,653	(11)	14
Total at call and term deposits	15,979	17,461	14,178	(8)	13
Total other overseas	30,154	32,526	29,420	(7)	2
Total deposits and other borrowings	466,743	460,822	437,405	1	7
Deposits and other borrowings at fair value	44,570	49,636	48,044	(10)	(7)
Deposits and other borrowings at amortised cost	422,173	411,186	389,361	3	8
Total deposits and other borrowings	466,743	460,822	437,405	1	7

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Interim financial report 2015 Notes to the consolidated financial statements

Note 12. Share capital

The total number of ordinary shares on issue as at 31 March 2015 by Westpac Banking Corporation was 3,120,176,969 (30 September 2014: 3,109,048,309, 31 March 2014: 3,109,048,309), of which 4,449,336 ordinary shares are Restricted Share Plan (RSP) treasury shares (30 September 2014: 6,327,116, 31 March 2014: 6,413,486) and 5,727,919 ordinary shares are other treasury shares (30 September 2014: 5,121,966, 31 March 2014: 5,167,593).

During the half year ended 31 March 2015, 11,128,660 ordinary shares were issued to equity holders in relation to the DRP at a price of $32.68.

During the half year ended 31 March 2015, 4,682,186 ordinary shares were purchased:

•	823,869 ordinary shares at an average price of $32.77 and delivered to eligible staff under the Employee Share Plan (ESP);

•	1,982,350 ordinary shares at an average price of $32.84 and allocated to employees under the RSP for nil consideration;

•	160,443 ordinary shares at an average price of $37.42 and delivered to employees upon the exercise of options under the Westpac Performance Plan (WPP) at an average exercise price of $22.40;

•	303,323 ordinary shares at an average price of $33.42 and delivered to employees upon the exercise of share rights under the WPP for nil consideration;

•	375,246 ordinary shares at an average price of $36.40 and delivered to employees upon the exercise of options under the Westpac Reward Plan (WRP) at an average exercise price of $27.36;

•	839,107 ordinary shares at an average price of $34.75 and delivered to employees upon the exercise of share rights under the WRP for nil consideration;

•	197,848 ordinary shares at an average price of $34.33 and delivered to CEO upon exercise of share rights under the Chief Executive Officer Performance Plan (CEOPP) for nil consideration; and

•	the purchase of existing ordinary shares in respect of employee share plans resulted in a tax benefit of $9.5 million being recognised as contributed equity.

Note 13. Fair values of financial assets and liabilities

Fair Valuation Control Framework

The Group’s control environment uses a well-established Fair Valuation Control Framework so that fair value is either determined or validated by a function independent of the party that undertakes the transaction. This framework formalises the policies and procedures used by the Group to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to the revaluation of financial instruments, independent price verification, fair value adjustments and financial reporting.

A key element of the Fair Valuation Control Framework is the WIB Revaluation Committee, comprising senior finance and risk valuation experts from within the Group. The WIB Revaluation Committee review the application of the agreed policies and procedures to ensure a fair value measurement basis is applied.

The method of determining fair value according to the Fair Valuation Control Framework differs depending on the information available.

Quoted price in an active market

The best evidence of fair value is a quoted price in an active market. Wherever possible the Group determines the fair value of a financial instrument based on the quoted price.

Valuation techniques

Where no direct quoted price in an active market is available, the Group applies present value estimates or other market accepted valuation techniques. The use of a market accepted valuation technique will typically involve the use of a valuation model and appropriate inputs to the model.

The majority of models used by the Group employ only observable market data as inputs. However, for certain financial instruments data may be employed which is not readily observable in current markets. Typically in these instances valuation inputs will be derived using alternative means (including extrapolation from other relevant market data) and tested against historic transactions. The use of these inputs requires a high degree of management judgment.

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Interim financial report 2015 Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

In order to determine a reliable fair value for a financial instrument, where appropriate, management may apply adjustments to the techniques used above. These adjustments reflect the Group’s assessment of factors that market participants would consider in setting the fair value.

In determining the fair value of derivatives, the Group adjusts the mid-market valuations produced by derivative pricing models to the appropriate exit price valuation. These adjustments incorporate bid/offer spreads, credit valuation adjustments and funding valuation adjustments.

This half the Group has made a number of methodology changes to derivative valuations. This includes introducing a Funding Valuation Adjustment (FVA) to the fair valuation of derivatives. FVA represents an estimate of the adjustment to fair value that a market participant would make to incorporate funding costs and benefits that arise in relation to uncollateralised derivative positions.

Fair value hierarchy

The Group categorises all fair value instruments according to the following hierarchy:

•                  Level 1

Financial instruments valued using recent unadjusted quoted prices in active markets for identical assets or liabilities. An active market is one in which prices are readily and regularly available and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Valuation of Level 1 instruments require little or no management judgment.

Financial instruments included in this class are Commonwealth of Australia and New Zealand Government bonds, spot and exchange traded derivatives for equities, foreign exchange, commodities and interest rate products.

•                  Level 2

Valuation techniques utilising observable market prices applied to these assets or liabilities include the use of market standard discounting methodologies, option pricing models and other valuation techniques widely used and accepted by market participants.

The financial instruments included in this category are mainly over the counter (OTC) derivatives with observable market inputs and financial instruments with fair value derived from consensus pricing with sufficient contributors. Financial instruments included in the Level 2 category are:

-                    trading securities – including government bonds (excluding Australian and New Zealand government bonds), Australian state government bonds, corporate fixed rate bonds and floating rate bonds; and

-                    derivatives – including interest rate swaps, credit default swaps, foreign exchange swaps, foreign exchange options and equity options.

•                  Level 3

Financial instruments valued using at least one input that could have a significant effect on the instrument’s valuation which is not based on observable market data (unobservable input). Unobservable inputs are those not readily available in an active market due to illiquidity or complexity of the product. These inputs are generally derived and extrapolated from other relevant market data and calibrated against current market trends and historic transactions.

These valuations are calculated using a high degree of management judgment.

Financial instruments included in the Level 3 category include some asset-backed products and non-Australian dollar-denominated government securities issued by governments where there are no observable secondary markets.

A financial instrument’s categorisation within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement.

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Interim financial report 2015 Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

The table below summarises the attribution of financial instruments carried at fair value to the fair value hierarchy:

	As at 31 March 2015				As at 30 Sept 2014				As at 31 March 2014
$m	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value on a recurring basis
Trading securities and other financial assets designated at fair value	2,905	34,187	1,237	38,329	5,258	39,663	988	45,909	2,971	42,469	767	46,207
Derivative financial instruments	29	45,629	44	45,702	51	41,348	5	41,404	14	26,188	5	26,207
Available-for-sale securities	2,119	41,051	1,108	44,278	1,765	33,421	822	36,008	1,901	30,494	777	33,172
Loans at fair value	-	8,392	-	8,392	-	9,330	-	9,330	-	9,999	-	9,999
Life insurance assets	5,185	7,163	-	12,348	4,472	6,535	-	11,007	3,697	9,144	-	12,841
Total assets carried at fair value	10,238	136,422	2,389	149,049	11,546	130,297	1,815	143,658	8,583	118,294	1,549	128,426
Financial liabilities measured at fair value on a recurring basis
Deposits and other borrowings at fair value	-	44,570	-	44,570	-	49,636	-	49,636	-	48,044	-	48,044
Other financial liabilities at fair value through income statement	326	11,807	-	12,133	1,134	18,102	-	19,236	1,720	13,357	-	15,077
Derivative financial instruments	29	50,406	75	50,510	37	39,472	30	39,539	16	31,292	22	31,330
Debt issues at fair value	-	10,250	18	10,268	-	9,524	18	9,542	-	8,812	17	8,829
Life insurance liabilities	965	9,980	-	10,945	-	9,637	-	9,637	-	11,594	-	11,594
Total liabilities carried at fair value	1,320	127,013	93	128,426	1,171	126,371	48	127,590	1,736	113,099	39	114,874

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Interim financial report 2015 Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Analysis of movements between Fair Value Hierarchy Levels

During the period there were no material transfers between levels of the fair value hierarchy.

The table below summarises the changes in financial instruments carried at fair value derived from non-market observable valuation techniques (Level 3):

	Half Year March 15
$m	Trading Securities and Other Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
Balance as at 1 October 2014	988	5	822	1,815	30	18	48
Gains/(losses) on assets/(gains)/losses on liabilities recognised in:
Income statements	29	14	-	43	87	-	87
Available-for-sale reserve	-	-	3	3	-	-	-
Acquisitions	272	7	505	784	-	-	-
Issues	6	-	-	6	-	-	-
Disposals	(117)	(1)	(16)	(134)	-	-	-
Settlements	(23)	-	(282)	(305)	(55)	-	(55)
Transfers into or out of non-market observables	13	19	-	32	13	-	13
Foreign currency translation impacts	69	-	76	145	-	-	-
Balance as at 31 March 2015	1,237	44	1,108	2,389	75	18	93
Unrealised gains/(losses) recognised in the income statement for financial instrument held as at 31 March 2015	20	12	-	32	44	1	45

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of period fair values.

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s reported results.

The following table summarises significant unobservable inputs used in the Level 3 valuations and the valuation techniques used to measure fair value of the instrument.

Range of Inputs	As at 31 March 2015
$m	Assets	Liabilities	Valuation Technique(s)	Significant Unobservable Inputs	Minimum Value	Maximum Value
Non-asset backed debt instruments	1,254	-	Pricing model	Yield to maturity	4.7%	8.0%
			Pricing model	Discount margin	70 bps	105 bps
			Third-party pricing	n/a	-	-
Asset backed products	730	18	Pricing model	Discount margin	76 bps	171 bps
			Pricing model	Correlation	44.0%	55.3%
			Third-party pricing	n/a	n/a	n/a
Equity and equity linked products	361	-	Pricing model	Interest rate margin	1.6%	15.9%
			Pricing model	Earnings multiple	2	7.5
			Discounted cash flows	Discount rate	14.5%	20.0%
			Third-party pricing	n/a	n/a	n/a
Derivatives	44	75	Pricing Model	Volatility	39.8%	56.9%
Total	2,389	93

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Interim financial report 2015 Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Day one profit or loss

Where the fair value of a financial instrument at initial recognition is determined using unobservable data that is significant to its valuation, the difference between the transaction price and the valuation (‘day one’ profit or loss) is recognised in the income statement when the inputs become observable, or over the life of the instrument. The closing balance of unrecognised day one profit for the period was $6 million (30 September 2014: $6 million profit).

Financial instruments not measured at fair value

The following table summarises the estimated fair value and fair value hierarchy of financial instruments not measured at fair value for the Group:

	As at 31 March 2015		As at 30 Sept 2014		As at 31 March 2014
$m	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets not measured at fair value
Cash and balances with central banks	14,738	14,738	25,760	25,760	16,375	16,375
Receivables due from other financial institutions	13,637	13,637	7,424	7,424	8,744	8,744
Available-for-sale securities	18	18	16	16	13	13
Loans	596,672	597,380	571,013	571,273	554,570	554,878
Regulatory deposits with central banks overseas	1,306	1,306	1,528	1,528	1,575	1,575
Other financial assets	3,910	3,910	5,093	5,093	3,388	3,388
Total financial assets not measured at fair value	630,281	630,989	610,834	611,094	584,665	584,973
Financial liabilities not measured at fair value
Payables due to other financial institutions	15,421	15,421	18,636	18,636	15,211	15,211
Deposits and other borrowings	422,173	422,910	411,186	411,832	389,361	390,225
Debt issues	157,883	159,366	142,709	144,337	141,269	143,409
Loan capital	11,905	11,897	10,858	10,858	10,320	10,396
Other financial liabilities	6,563	6,563	6,852	6,852	7,292	7,292
Total financial liabilities not measured at fair value	613,945	616,157	590,241	592,515	563,453	566,533

A detailed description of how fair value is derived for financial instruments not measured at fair value is disclosed in Note 28 of the Group’s annual financial statements for the year ended 30 September 2014.

Note 14. Group segment information

Segment results are presented on a basis that is consistent with information provided internally to Westpac’s key decision makers.

In assessing financial performance, including divisional results, the Westpac Group uses a measure of performance referred to as ‘cash earnings’.

Cash earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with AAS. The specific adjustments include both cash and non-cash items. Cash earnings, as calculated by Westpac, is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore available for distribution to shareholders.

The basis of segment reporting reflects the management of the business, rather than the legal structure of the Group. The operating segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis.

In February 2015 following the appointment of Brian Hartzer as Chief Executive Officer, the Australian Financial Services segment was discontinued. The three businesses which comprised this segment being Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group (Australia) are now individual reportable segments. A detailed description of each business and individual cash earnings adjustment is disclosed in Note 33 of the Group’s annual financial statements for the year ended 30 September 2014.

Prior period comparatives were restated during the half year ended 31 March 2015 for the following business structure transfers:

•                  Private Bank Asia operations undertaken in Westpac Institutional Bank (WIB) to Westpac Retail & Business Banking (Westpac RBB);

•                  Relationship management of a number of clients from WIB to Westpac RBB; and

•                  BankSA general insurance activities from St.George to BT Financial Group (Australia).

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Interim financial report 2015 Notes to the consolidated financial statements

Note 14. Group segment information (continued)

The tables below present the segment results on a cash earnings basis for the Group:

	Half Year March 15
$m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand (A$)	Other Divisions	Group
Net interest income	3,100	1,840	216	836	779	163	6,934
Non-interest income	735	273	1,124	670	229	55	3,086
Net operating income before operating expenses and impairment charges	3,835	2,113	1,340	1,506	1,008	218	10,020
Operating expenses	(1,685)	(801)	(668)	(624)	(408)	(68)	(4,254)
Impairment charges	(221)	(116)	4	22	(30)	-	(341)
Profit before income tax	1,929	1,196	676	904	570	150	5,425
Income tax expense	(579)	(359)	(204)	(280)	(156)	(35)	(1,613)
Net profit attributable to non-controlling interests	-	-	(21)	-	(1)	(12)	(34)
Cash earnings for the period	1,350	837	451	624	413	103	3,778
Net cash earnings adjustments	-	(63)	(10)	-	-	(96)	(169)
Net profit for the period attributable to owners of Westpac Banking Corporation	1,350	774	441	624	413	7	3,609
Total assets	284,180	180,689	34,500	124,212	74,977	97,403	795,961
Total liabilities	179,474	95,826	36,728	127,502	65,917	240,197	745,644

	Half Year Sept 14 (Restated)
$m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand (A$)	Other Divisions	Group
Net interest income	3,039	1,826	203	838	741	172	6,819
Non-interest income	730	264	1,135	725	221	67	3,142
Net operating income before operating expenses and impairment charges	3,769	2,090	1,338	1,563	962	239	9,961
Operating expenses	(1,656)	(812)	(653)	(599)	(391)	(70)	(4,181)
Impairment charges	(210)	(128)	(2)	45	(21)	7	(309)
Profit before income tax	1,903	1,150	683	1,009	550	176	5,471
Income tax expense	(573)	(344)	(210)	(292)	(151)	(17)	(1,587)
Net profit attributable to non-controlling interests	-	-	(14)	-	(2)	(12)	(28)
Cash earnings for the period	1,330	806	459	717	397	147	3,856
Net cash earnings adjustments	-	(66)	(11)	-	-	160	83
Net profit for the period attributable to owners of Westpac Banking Corporation	1,330	740	448	717	397	307	3,939
Total assets	276,648	175,302	31,803	118,892	65,874	102,323	770,842
Total liabilities	176,281	94,818	34,288	130,178	57,568	228,372	721,505

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Interim financial report 2015 Notes to the consolidated financial statements

Note 14. Group segment information (continued)

	Half Year March 14 (Restated)
$m	Westpac Retail & Business Banking	St.George Banking Group	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand (A$)	Other Divisions	Group
Net interest income	2,914	1,705	203	820	714	321	6,677
Non-interest income	711	251	1,122	745	217	136	3,182
Net operating income before operating expenses and impairment charges	3,625	1,956	1,325	1,565	931	457	9,859
Operating expenses	(1,610)	(747)	(670)	(575)	(385)	(78)	(4,065)
Impairment charges	(226)	(108)	4	90	(3)	(98)	(341)
Profit before income tax	1,789	1,101	659	1,080	543	281	5,453
Income tax expense	(536)	(332)	(193)	(330)	(149)	(103)	(1,643)
Net profit attributable to non-controlling interests	-	-	(25)	-	(1)	(12)	(38)
Cash earnings for the period	1,253	769	441	750	393	166	3,772
Net cash earnings adjustments	-	(59)	(11)	-	-	(80)	(150)
Net profit for the period attributable to owners of Westpac Banking Corporation	1,253	710	430	750	393	86	3,622
Total assets	268,345	169,490	28,802	105,661	66,880	90,197	729,375
Total liabilities	167,094	90,257	29,638	114,773	58,750	220,832	681,344

Reconciliation of reported results to cash earnings

				% Mov't	% Mov't
	Half Year	Half Year	Half Year	Mar 15 -	Mar 15 -
$m	March 15	Sept 14	March 14	Sept 14	Mar 14
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC
BANKING CORPORATION	3,609	3,939	3,622	(8)	-
Treasury shares	37	(6)	13	large	185
Ineffective hedges	(1)	29	17	(103)	(106)
Fair value on economic hedges	26	(151)	46	117	(43)
Buyback of government guaranteed debt	(1)	(12)	(30)	(92)	(97)
Fair value amortisation of financial instruments	-	8	9	(100)	(100)
Amortisation of intangible assets	73	77	70	(5)	4
Acquisition transaction and integration expenses	35	26	25	35	40
Bell litigation provision	-	(54)	-	(100)	-
Westpac Bicentennial Foundation grant	-	70	-	(100)	-
Prior period tax provisions	-	(70)	-	(100)	-
Total cash earnings adjustments (post-tax)	169	(83)	150	large	13
Cash earnings	3,778	3,856	3,772	(2)	-

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Interim financial report 2015 Notes to the consolidated financial statements

Note 15. Notes to the consolidated cash flow statement1

				% Mov't	% Mov't
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Reconciliation of net cash provided by/(used in) operating activities to net profit for the period
Net profit for the period	3,642	3,966	3,659	(8)	-
Adjustments:
Depreciation, amortisation and impairment	545	556	464	(2)	17
(Decrease)/Increase in sundry provisions and other non-cash items	(264)	182	(612)	large	57
Impairment charges	404	367	389	10	4
(Increase)/decrease in accrued interest receivable	(59)	25	(89)	large	(34)
(Decrease)/increase in accrued interest payable	(84)	(2)	(51)	large	65
(Decrease)/increase in current and deferred tax	(179)	377	(45)	(147)	large
(Increase)/decrease in trading securities and other financial assets designated at fair value	10,103	(1,869)	3,593	large	181
(Increase)/decrease in loans	(18,788)	(18,056)	(17,678)	4	6
Decrease/(increase) in receivables due from other financial institutions	(5,350)	1,464	2,468	large	large
(Increase)/decrease in regulatory deposits with central banks overseas	372	132	(6)	182	large
Decrease/(increase) in derivative financial instruments	10,249	(4,266)	937	large	large
(Increase)/decrease in other assets	(218)	202	(81)	large	169
Increase/(decrease) in other financial liabilities at fair value through income statement	(7,166)	4,239	4,840	large	large
Increase/(decrease) in deposits and other borrowings	101	23,976	10,253	(100)	(99)
Increase/(decrease) in payables due to other financial institutions	(3,757)	3,220	6,199	large	(161)
Increase/(decrease) in other liabilities	(64)	(111)	(271)	(42)	(76)
Net cash provided by/(used in) operating activities	(10,513)	14,402	13,969	(173)	(175)
Fair value of assets and liabilities of controlled entities and businesses acquired[2]
Assets acquired:
Cash and cash equivalents	-	-	149	-	(100)
Derivative assets	-	-	30	-	(100)
Loans and advances	-	-	7,895	-	(100)
Identifiable intangible assets	-	-	56	-	(100)
Operating lease assets	-	-	80	-	(100)
Other assets and prepayments	-	-	6	-	(100)
Total assets acquired	-	-	8,216	-	(100)
Liabilities acquired:
Trade creditors and other accrued expenses	-	-	24	-	(100)
Provisions	-	-	11	-	(100)
Deferred tax liabilities	-	-	25	-	(100)
Debt securities on issue	-	-	488	-	(100)
Borrowings	-	-	6,368	-	(100)
Total liabilities acquired	-	-	6,916	-	(100)
Fair value of identifiable net assets acquired	-	-	1,300	-	(100)
Goodwill	-	-	225	-	(100)
Total	-	-	1,525	-	(100)
Cash consideration
Purchase of shares	-	-	1,525	-	(100)
Replacement of intergroup funding	-	-	6,368	-	(100)
Total cash consideration	-	-	7,893	-	(100)
Cash consideration	-	-	7,893	-	(100)
Less cash and cash equivalents acquired	-	-	(149)	-	(100)
Cash paid (net of cash acquired)	-	-	7,744	-	(100)

1       The presentation of the consolidated cash flow statement has been revised this period to better reflect the nature of our business. Certain cash flows have been reclassified between operating activities, and we have revised comparatives for Half Year March 14 and Half Year Sept 14 in order to ensure consistency. These changes have had no impact on the reported net increase/decrease in cash and cash equivalents.

2       Refers to the acquisition of select Australian businesses of Lloyds Banking Group. During the half year the acquisition accounting has been finalised with two adjustments made to the provisional accounting. The net impact of the two items is to increase goodwill by $2 million. Comparatives have not been revised as these adjustments were immaterial.

102 | Westpac Group 2015 Interim Results Announcement

Interim financial report 2015 Notes to the consolidated financial statements

Note 15. Notes to the consolidated cash flow statement (continued)

Non-cash financing activities

				% Mov't	% Mov't
$m	Half Year March 15	Half Year Sept 14	Half Year March 14	Mar 15 - Sept 14	Mar 15 - Mar 14
Shares issued under the dividend reinvestment plan	364	-	-	-	-
Issuance of loan capital	-	529	-	(100)	-

Restricted cash

The amount of cash and cash equivalents not available for use at 31 March 2015 was $37 million (30 September 2014: $35 million) for the Group.

Note 16. Contingent liabilities, contingent assets and credit commitments

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and to manage its own risk profile. These financial instruments include commitments to extend credit, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support both on and off-balance sheet financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty.

Off-balance sheet credit-risk related financial instruments excluding derivatives are as follows:

	As at	As at	As at	% Mov't	% Mov't
$m	31 March 2015	30 Sept 2014	31 March 2014	Mar 15 - Sept 14	Mar 15 - Mar 14
Credit-risk related instruments
Standby letters of credit and financial guarantees	4,341	4,092	4,182	6	4
Trade letters of credit	3,046	2,961	3,289	3	(7)
Non-financial guarantees	9,622	9,205	9,112	5	6
Commitments to extend credit[1]	166,933	159,131	154,421	5	8
Other commitments	333	763	41	(56)	large
Total credit-risk related instruments	184,275	176,152	171,045	5	8

Contingent assets

The credit commitments shown in the above table also constitute contingent assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event eventuating.

1     Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above at 31 March 2015, the Group offered $12.3 billion (30 September 2014: $8.0 billion, 31 March 2014: $9.1 billion) of facilities to customers, which had not yet been accepted.

Westpac Group 2015 Interim Results Announcement | 103

Interim financial report 2015 Notes to the consolidated financial statements

Note 16. Contingent liabilities, contingent assets and credit commitments (continued)

Additional liabilities and commitments

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

Since 2011, Westpac has been served with three class action proceedings brought on behalf of customers seeking to recover exception fees paid by those customers. Similar class actions have been commenced against several other Australian banks. Westpac has agreed with the plaintiffs to put the proceedings against Westpac on hold until at least June 2015, pending further developments in the litigation against one of those other banks. In April 2015, the Full Court of the Federal Court found all of the exception fees charged by that other bank to be lawful. IMF Bentham Limited, the litigation company that is funding the proceedings, has stated that this decision is likely to be the subject of an application for special leave to appeal to the High Court of Australia.

Westpac has been served with a class action proceeding brought on behalf of Westpac customers who borrowed money to invest in Storm Financial-badged investments. Westpac intends to defend these proceedings. As the two named applicants have not quantified the damages that they seek, and given the preliminary nature of these proceedings, it is not possible to estimate any potential liability at this stage.

Financial Claims Scheme

Under the Financial Claims Scheme (FCS) the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $250,000. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to the ADI.

The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected to an ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

Note 17. Events subsequent to balance date

Since the end of the half-year the directors have recommended the payment of an interim dividend of 93 cents per fully paid ordinary share (First Half 2014: 90 cents), fully franked. The aggregate amount of the proposed dividend expected to be paid on 2 July 2015 out of retained earnings at 31 March 2015, but not recognised as a liability, is $2,896 million.

The Board has determined to satisfy the DRP for the 2015 interim dividend by issuing Westpac ordinary shares. The Market Price used to determine the number of shares issued to DRP participants will be set over 21 trading days commencing on 20 May 2015 and will include a 1.5% discount.

Westpac has entered into an agreement to have the DRP on the interim dividend partially underwritten, which is over and above the participation in the DRP. It is estimated that $2 billion worth of Westpac ordinary shares will be issued under the DRP and the DRP partially underwritten, which is approximately a 60 basis point increase in the CET1 ratio.

No other matter or circumstance has arisen since half year ended 31 March 2015 which is not otherwise dealt with in this interim financial report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

104 | Westpac Group 2015 Interim Results Announcement

Interim financial report 2015 Statutory statements

4.8                    Statutory statements

Directors’ declaration

In the Directors’ opinion:

(i)             the interim financial statements and notes set out on pages 77 to 104 are in accordance with the Corporations Act 2001, including that they:

a.             comply with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.            give a true and fair view of the Group’s financial position as at 31 March 2015 and of its performance for the six months ended 31 March 2015; and

(ii)          there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted Chairman	Brian Hartzer Managing Director and Chief Executive Officer

Sydney, Australia
4 May 2015

Westpac Group 2015 Interim Results Announcement | 105

Interim financial report 2015 Statutory statements

Independent auditor’s review report to the members of
Westpac Banking Corporation

Report on the interim financial report

We have reviewed the accompanying interim financial report of Westpac Banking Corporation (the Corporation), which comprises the consolidated balance sheet as at 31 March 2015, the consolidated income statement and consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statement for the half year ended on that date, selected explanatory notes and the directors’ declaration for the Consolidated Entity. The Consolidated Entity comprises the Corporation and the entities it controlled during that half year.

Directors’ responsibility for the interim financial report

The directors of the Corporation are responsible for the preparation of the interim financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the interim financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Consolidated Entity’s financial position as at 31 March 2015 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Westpac Banking Corporation, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Westpac Banking Corporation is not in accordance with the Corporations Act 2001 including:

a)              giving a true and fair view of the Consolidated Entity’s financial position as at 31 March 2015 and of its performance for the half year ended on that date; and

b)              complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Michael Codling Partner	Andrew Wilson Partner	Sydney, Australia 4 May 2015

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

106 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Other information

5.0                             Other information

5.1                              Credit ratings1

Rating agency	Long Term	Short Term
Fitch Ratings	AA-	F1+
Moody’s Investor Services	Aa2	P-1
Standard & Poor’s	AA-	A-1+

5.2                              Dividend reinvestment plan

The Group operates a DRP that is available to holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in Australia or New Zealand. As noted in Section 2.5, the Directors have made certain determinations in relation to the calculation of the Market Price which will apply to the DRP for the 2015 interim dividend only.

Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must do so by 5.00pm (AEST) on 18 May 2015.

Shareholders can provide these instructions by:

•             For shareholders with holdings that have a market value of less than A$50,000 (for a single holding) or less than A$200,000 (per shareholding held within a Link Market Services portfolio), logging into the Westpac share registrar’s website at www.linkmarketservices.com.au and electing into the DRP or amending their existing instructions online; or

•             Completing and returning a DRP Application or Variation form to Westpac’s share registry. Registry contact details are listed in Section 5.4.

5.3                              Changes in control of Group entities

During the six months ended 31 March 2015 the following controlled entities were incorporated, formed or acquired:

•             Crusade ABS Series 2015-1 Trust (formed 13 March 2015);

•             Data Republic Pty Limited (acquired 20 November 2014);

•             Series 2014-2 WST Trust (formed 4 December 2014); and

•             Westpac Notice Saver PIE Fund (formed 1 December 2014).

During the six months ended 31 March 2015 the following controlled entities ceased to be controlled:

•             BLE Capital Investments Pty Limited (deregistered 5 November 2014);

•             BLE Capital Limited (deregistered 14 January 2015);

•             BLE Development Pty Limited (deregistered 5 November 2014);

•             Packaging Properties 1 Pty Limited (deregistered 24 February 2015);

•             Packaging Properties 2 Pty Limited (deregistered 24 February 2015);

•             Packaging Properties 3 Pty Limited (deregistered 24 February 2015);

•             St.George Procurement Management Pty Limited (deregistered 30 March 2015);

•             Westpac Funding Holdings Pty Limited (deregistered 8 October 2014); and

•             Westpac Investments U.K. Limited (dissolved 21 October 2014).

1 As at 31 March 2015.

Westpac Group 2015 Interim Results Announcement | 107

Interim financial results 2015 Other information

5.4                              Financial calendar and Share Registry details

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand and as American Depository Receipts in New York. Westpac Capital Notes, Westpac Convertible Preference Shares (Westpac CPS), Westpac Capital Notes 2, Westpac Subordinated Notes and Westpac Subordinated Notes II are listed on the ASX.

Important dates to note:

Westpac Ordinary Shares (ASX code: WBC)

Interim results and dividend announcement	4 May 2015
Ex-dividend date for interim dividend	13 May 2015
Record date for interim dividend	15 May 2015[1]
Interim dividend payable	2 July 2015
Financial Year end	30 September 2015
Final results and dividend announcement	2 November 2015
Ex-dividend date for final dividend	11 November 2015
Record date for final dividend	13 November 2015[2,3]
Annual General Meeting	11 December 2015[4]
Final dividend payable	21 December 2015[3]

Westpac Capital Notes (ASX code: WBCPD)

Ex-dividend date for quarterly distribution	27 May 2015
Record date for quarterly distribution	29 May 2015[5]
Payment date for quarterly distribution	9 June 2015[6]
Ex-dividend date for quarterly distribution	27 August 2015
Record date for quarterly distribution	31 August 2015
Payment date for quarterly distribution	8 September 2015
Ex-dividend date for quarterly distribution	26 November 2015
Record date for quarterly distribution	30 November 2015
Payment date for quarterly distribution	8 December 2015

Westpac Capital Notes 2 (ASX code: WBCPE)

Ex-dividend date for quarterly distribution	11 June 2015
Record date for quarterly distribution	15 June 2015
Payment date for quarterly distribution	23 June 2015
Ex-dividend date for quarterly distribution	11 September 2015
Record date for quarterly distribution	15 September 2015
Payment date for quarterly distribution	23 September 2015
Ex-dividend date for quarterly distribution	11 December 2015
Record date for quarterly distribution	15 December 2015
Payment date for quarterly distribution	23 December 2015

Westpac Convertible Preference Shares (Westpac CPS) (ASX code: WBCPC)

Ex-dividend date for semi-annual dividend	18 September 2015
Record date for semi-annual dividend	22 September 2015
Payment date for semi-annual dividend	30 September 2015

1 Record date for 2015 interim dividend in New York – 14 May 2015.

2 Record date for 2015 final dividend in New York – 12 November 2015.

3 Dates will be confirmed at the time of announcing the 2015 final results.

4 Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2015.

5 If record date does not fall on a business day, the immediately preceding business day will be used.

6 Next business day when payment date falls on a non-business day. No interest provided in respect of this delay.

108 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015 Other information

Westpac Subordinated Notes (ASX code: WBCHA)

Ex-interest date for quarterly interest payment	13 May 2015
Record date for quarterly interest payment	15 May 2015[1]
Payment date for quarterly interest payment	25 May 2015[2]
Ex-interest date for quarterly interest payment	12 August 2015
Record date for quarterly interest payment	14 August 2015[1]
Payment date for quarterly interest payment	24 August 2015[2]
Ex-dividend date for quarterly distribution	11 November 2015
Record date for quarterly distribution	13 November 2015[1]
Payment date for quarterly distribution	23 November 2015

Westpac Subordinated Notes II (ASX code: WBCHB)

Ex-dividend date for quarterly distribution	12 May 2015
Record date for quarterly distribution	14 May 2015
Payment date for quarterly distribution	22 May 2015
Ex-dividend date for quarterly distribution	12 August 2015
Record date for quarterly distribution	14 August 2015[1]
Payment date for quarterly distribution	24 August 2015[2]
Ex-dividend date for quarterly distribution	11 November 2015
Record date for quarterly distribution	13 November 2015[1]
Payment date for quarterly distribution	23 November 2015[2]

Share Registries

Australia	New Zealand

Ordinary shares on the main register, Westpac Capital Notes, Westpac Capital Notes 2, Westpac Convertible Preference Shares, Westpac Subordinated Notes and Westpac Subordinated Notes II	Ordinary shares on the New Zealand branch register
Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 7, Zurich House, 21 Queens Street
Sydney NSW 2000 Australia	Auckland 1010 New Zealand
Postal Address: Locked Bag A6015, Sydney South NSW 1235	Postal Address: P.O. Box 91976, Auckland 1142, New Zealand
Website: www.linkmarketservices.com.au Email: westpac@linkmarketservices.com.au	Website: www.linkmarketservices.co.nz Email: enquiries@linkmarketservices.co.nz
Telephone: 1800 804 255 (toll free in Australia) International: +61 1800 804 255	Telephone: 0800 002 727 (toll free in New Zealand) International: +64 9 375 5998

New York	For further information contact:

Depositary in USA for American Depositary Shares The Bank of New York Mellon PO Box 358516 Pittsburgh PA 15252-8516	Media: David Lording, Westpac Media Relations, +61 2 8219 8512
USA
Website: www.bnymellon.com/shareowner	Analysts and Investors:
Email: shrrelations@bnymellon.com	Andrew Bowden, Head of Investor Relations,
Telephone: +1 888 269 2377 (toll free in US)	+61 2 8253 4008
International: +1 201 680 6825

1 If record date does not fall on a business day, the immediately preceding business day will be used.

2 Next business day when payment date falls on a non-business day. No interest provided in respect of this delay.

Westpac Group 2015 Interim Results Announcement | 109

Interim financial results 2015 Other information

5.5                             Exchange rates

5.5.1                   Exchange rates A$

Six months to/as at	31 March 2015		30 September 2014		31 March 2014
Currency	Average	Spot	Average	Spot	Average	Spot
US$	0.8225	0.7635	0.9298	0.8768	0.9124	0.9230
GBP	0.5302	0.5167	0.5542	0.5384	0.5578	0.5549
NZ$	1.0708	1.0202	1.0901	1.1195	1.0973	1.0665

5.5.2                   Exchange rate risk on future NZ$ earnings

Westpac’s policy in relation to the hedging of the future earnings of the Group’s New Zealand division is to manage the economic risk where Westpac believes there is a likelihood of depreciation of NZ$ against A$. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 50% of the expected earnings for the subsequent twelve months can be hedged. As at 31 March 2015, Westpac had hedges in place for forecast Second Half 2015 earnings (average rate $1.11) and for forecast First Half 2016 earnings (average rate $1.10).

110 | Westpac Group 2015 Interim Results Announcement

Interim financial results 2015
Other information

5.6        Group earnings reconciliation

		Cash Earnings adjustments

Six months to 31 March 2015 $m	Reported results	Policyholder tax recoveries	Treasury shares	Ineffective hedges	Fair value on economic hedges	Buyback of government guaranteed debt	Fair value amortisation of financial instruments	Amortisation of intangible assets[1]	Acquisition transaction and integration expenses	Bell litigation provision	Westpac Bicentennial Foundation grant	Prior period tax provisions	Cash earnings
Net interest income	6,984	-	-	(1)	(47)	(2)	-	-	-	-	-	-	6,934
Fees and commissions	1,478	-	-	-	-	-	-	-	-	-	-	-	1,478
Wealth management & insurance income	1,146	(55)	43	-	-	-	-	-	-	-	-	-	1,134
Trading income	425	-	-	-	-	-	-	-	-	-	-	-	425
Other income	(36)	-	-	-	85	-	-	-	-	-	-	-	49
Non-interest income	3,013	(55)	43	-	85	-	-	-	-	-	-	-	3,086
Net operating income	9,997	(55)	43	(1)	38	(2)	-	-	-	-	-	-	10,020
Salaries and other staff expenses	(2,402)	-	-	-	-	-	-	-	34	-	-	-	(2,368)
Equipment and occupancy expenses	(791)	-	-	-	-	-	-	-	1	-	-	-	(790)
Other expenses	(1,217)	-	-	-	-	-	-	106	15	-	-	-	(1,096)
Operating expenses	(4,410)	-	-	-	-	-	-	106	50	-	-	-	(4,254)
Profit before impairment charges and income tax expense	5,587	(55)	43	(1)	38	(2)	-	106	50	-	-	-	5,766
Impairment charges	(341)	-	-	-	-	-	-	-	-	-	-	-	(341)
Operating profit before tax	5,246	(55)	43	(1)	38	(2)	-	106	50	-	-	-	5,425
Income tax expense	(1,604)	55	(6)	-	(12)	1	-	(32)	(15)	-	-	-	(1,613)
Net profit	3,642	-	37	(1)	26	(1)	-	74	35	-	-	-	3,812
Net profit attributable to non-controlling interests	(33)	-	-	-	-	-	-	(1)	-	-	-	-	(34)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	3,609	-	37	(1)	26	(1)	-	73	35	-	-	-	3,778
WBC Cash Earnings adjustments:										-	-	-
Treasury shares	37	-	(37)	-	-	-	-	-	-	-	-	-	-
Ineffective hedges	(1)	-	-	1	-	-	-	-	-	-	-	-	-
Fair value on economic hedges	26	-	-	-	(26)	-	-	-	-	-	-	-	-
Buyback of government guaranteed debt	(1)	-	-	-	-	1	-	-	-	-	-	-	-
Fair value amortisation of financial instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Amortisation of intangible assets[1]	73	-	-	-	-	-	-	(73)	-	-	-	-	-
Acquisition transaction and integration expenses	35	-	-	-	-	-	-	-	(35)	-	-	-	-
Bell litigation provision	-	-	-	-	-	-	-	-	-	-	-	-	-
Westpac Bicentennial Foundation grant	-	-	-	-	-	-	-	-	-	-	-	-	-
Prior period tax provisions	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash earnings	3,778	-	-	-	-	-	-	-	-	-	-	-	3,778

1          Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible, credit card and financial planner relationships as well as intangible assets (management contracts) related to the JOHCM and Lloyds acquisition.

Westpac Group 2015 Interim Results Announcement | 111

Interim financial results 2015
Other information

		Cash Earnings adjustments

Six months to 30 September 2014 $m	Reported results	Policyholder tax recoveries	Treasury shares	Ineffective hedges	Fair value on economic hedges	Buyback of government guaranteed debt	Fair value amortisation of financial instruments	Amortisation of intangible assets[1]	Acquisition transaction and integration expenses	Bell litigation provision	Westpac Bicentennial Foundation grant	Prior period tax provisions	Cash earnings
Net interest income	6,903	-	-	43	(121)	(17)	11	-	-	-	-	-	6,819
Fees and commissions	1,468	-	-	-	-	-	-	-	-	-	-	-	1,468
Wealth management & insurance income	1,152	1	(8)	-	-	-	-	-	-	-	-	-	1,145
Trading income	471	-	-	-	(1)	-	-	-	-	-	-	-	470
Other income	153	-	-	-	(94)	-	-	-	-	-	-	-	59
Non-interest income	3,244	1	(8)	-	(95)	-	-	-	-	-	-	-	3,142
Net operating income	10,147	1	(8)	43	(216)	(17)	11	-	-	-	-	-	9,961
Salaries and other staff expenses	(2,316)	-	-	-	-	-	-	-	22	-	-	-	(2,294)
Equipment and occupancy expenses	(810)	-	-	-	-	-	-	-	1	-	-	-	(809)
Other expenses	(1,226)	-	-	-	-	-	-	110	13	(75)	100	-	(1,078)
Operating expenses	(4,352)	-	-	-	-	-	-	110	36	(75)	100	-	(4,181)
Profit before impairment charges and income tax expense	5,795	1	(8)	43	(216)	(17)	11	110	36	(75)	100	-	5,780
Impairment charges	(309)	-	-	-	-	-	-	-	-	-	-	-	(309)
Operating profit before tax	5,486	1	(8)	43	(216)	(17)	11	110	36	(75)	100	-	5,471
Income tax expense	(1,520)	(1)	2	(14)	65	5	(3)	(32)	(10)	21	(30)	(70)	(1,587)
Net profit	3,966	-	(6)	29	(151)	(12)	8	78	26	(54)	70	(70)	3,884
Net profit attributable to non-controlling interests	(27)	-	-	-	-	-	-	(1)	-	-	-	-	(28)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	3,939	-	(6)	29	(151)	(12)	8	77	26	(54)	70	(70)	3,856
WBC Cash Earnings adjustments:
Treasury shares	(6)	-	6	-	-	-	-	-	-	-	-	-	-
Ineffective hedges	29	-	-	(29)	-	-	-	-	-	-	-	-	-
Fair value on economic hedges	(151)	-	-	-	151	-	-	-	-	-	-	-	-
Buyback of government guaranteed debt	(12)	-	-	-	-	12	-	-	-	-	-	-	-
Fair value amortisation of financial instruments	8	-	-	-	-	-	(8)	-	-	-	-	-	-
Amortisation of intangible assets[1]	77	-	-	-	-	-	-	(77)	-	-	-	-	-
Acquisition transaction and integration expenses	26	-	-	-	-	-	-	-	(26)	-	-	-	-
Bell litigation provision	(54)	-	-	-	-	-	-	-	-	54	-	-	-
Westpac Bicentennial Foundation grant	70	-	-	-	-	-	-	-	-	-	(70)	-	-
Prior period tax provisions	(70)	-	-	-	-	-	-	-	-	-	-	70	-
Cash earnings	3,856	-	-	-	-	-	-	-	-	-	-	-	3,856

1          Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible, credit card and financial planner relationships as well as intangible assets (management contracts) related to the JOHCM and Lloyds acquisition.

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Interim financial results 2015
Other information

		Cash Earnings adjustments

Six months to 31 March 2014 $m	Reported results	Policyholder tax recoveries	Treasury shares	Ineffective hedges	Fair value on economic hedges	Buyback of government guaranteed debt	Fair value amortisation of financial instruments	Amortisation of intangible assets[1]	Acquisition transaction and integration expenses	Bell litigation provision	Westpac Bicentennial Foundation grant	Prior period tax provisions	Cash earnings
Net interest income	6,639	-	-	24	44	(43)	13	-	-	-	-	-	6,677
Fees and commissions	1,458	-	-	-	-	-	-	-	-	-	-	-	1,458
Wealth management & insurance income	1,102	(5)	14	-	-	-	-	-	-	-	-	-	1,111
Trading income	546	-	-	-	1	-	-	-	-	-	-	-	547
Other income	45	-	-	-	21	-	-	-	-	-	-	-	66
Non-interest income	3,151	(5)	14	-	22	-	-	-	-	-	-	-	3,182
Net operating income	9,790	(5)	14	24	66	(43)	13	-	-	-	-	-	9,859
Salaries and other staff expenses	(2,351)	-	-	-	-	-	-	-	7	-	-	-	(2,344)
Equipment and occupancy expenses	(692)	-	-	-	-	-	-	-	-	-	-	-	(692)
Other expenses	(1,152)	-	-	-	-	-	-	102	21	-	-	-	(1,029)
Operating expenses	(4,195)	-	-	-	-	-	-	102	28	-	-	-	(4,065)
Profit before impairment charges and income tax expense	5,595	(5)	14	24	66	(43)	13	102	28	-	-	-	5,794
Impairment charges	(341)	-	-	-	-	-	-	-	-	-	-	-	(341)
Operating profit before tax	5,254	(5)	14	24	66	(43)	13	102	28	-	-	-	5,453
Income tax expense	(1,595)	5	(1)	(7)	(20)	13	(4)	(31)	(3)	-	-	-	(1,643)
Net profit	3,659	-	13	17	46	(30)	9	71	25	-	-	-	3,810
Net profit attributable to non-controlling interests	(37)	-	-	-	-	-	-	(1)	-	-	-	-	(38)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	3,622	-	13	17	46	(30)	9	70	25	-	-	-	3,772
WBC Cash Earnings adjustments:
Treasury shares	13	-	(13)	-	-	-	-	-	-	-	-	-	-
Ineffective hedges	17	-	-	(17)	-	-	-	-	-	-	-	-	-
Fair value on economic hedges	46	-	-	-	(46)	-	-	-	-	-	-	-	-
Buyback of government guaranteed debt	(30)	-	-	-	-	30	-	-	-	-	-	-	-
Fair value amortisation of financial instruments	9	-	-	-	-	-	(9)	-	-	-	-	-	-
Amortisation of intangible assets[1]	70	-	-	-	-	-	-	(70)	-	-	-	-	-
Acquisition transaction and integration expenses	25	-	-	-	-	-	-	-	(25)	-	-	-	-
Bell litigation provision	-	-	-	-	-	-	-	-	-	-	-	-	-
Westpac Bicentennial Foundation grant	-	-	-	-	-	-	-	-	-	-	-	-	-
Prior period tax provisions	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash earnings	3,772	-	-	-	-	-	-	-	-	-	-	-	3,772

1          Amortisation of intangible assets reflects the amortisation of St.George intangible assets including the core deposit intangible, credit card and financial planner relationships as well as intangible assets (management contracts) related to the JOHCM and Lloyds acquisition.

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Interim financial results 2015 Cash earnings

6.0                              Cash earnings

6.1                              Cash earnings adjustments

$m	Half Year March 15	Half Year Sept 14	Half Year March 14
Cash Earnings adjustments comprise:
Treasury shares[1]	37	(6)	13
Ineffective hedges[2]	(1)	29	17
Fair value on economic hedges[3]	26	(151)	46
Buyback of government guaranteed debt[4]	(1)	(12)	(30)
Fair value amortisation of financial instruments[5]	-	8	9
Amortisation of intangible assets[6]	73	77	70
Acquisition, transaction and integration expenses[7]	35	26	25
Bell litigation provision[8]	-	(54)	-
Westpac Bicentennial Foundation grant[9]	-	70	-
Prior period tax provisions[10]	-	(70)	-
Total	169	(83)	150

Notes

1.             Treasury shares – Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income;

2.             Ineffective hedges – The (gain)/loss on ineffective hedges is reversed in deriving cash earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

3.             Fair value on economic hedges (which do not qualify for hedge accounting under AAS) comprise:

-                  The unrealised fair value (gain)/loss on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge; and

-                  The unrealised fair value (gain)/loss on hedges of accrual accounted term funding transactions are reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group’s cash earnings over the life of the hedge.

4.             Buyback of Government guaranteed debt – The Group bought back certain Government guaranteed debt issues which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the reported result, the cost incurred was recognised at the time of the buyback. In cash earnings, the cost incurred was being amortised over the original term of the debt that was bought back consistent with a 70 basis point saving being effectively spread over the remaining life of the issue. The cash earnings adjustment gives effect to the timing difference between reported results and cash earnings;

5.             Fair value amortisation of financial instruments – The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore, have been treated as a cash earnings adjustment;

6.             Amortisation of intangible assets – The merger with St.George, the acquisition of J O Hambro Capital Management (JOHCM) and the acquisition of Lloyds resulted in the recognition of identifiable intangible assets. These assets include intangibles related to core deposits, customer relationships, management contracts and distribution relationships. These intangible items are amortised over their useful lives, ranging between four and twenty years. The amortisation of these intangible assets (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

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Interim financial results 2015 Cash earnings

7.             Acquisition, transaction and integration expenses – Costs associated with the acquisition of Lloyds have been treated as a cash earnings adjustment as they do not reflect the earnings expected from the acquired businesses following the integration period;

8.             Bell litigation provision – During 2012, the Group recognised additional provisions in respect of the long running Bell litigation. This was treated as a cash earnings adjustment at the time due to its size, historical nature and because it did not reflect ongoing operations. In Second Half 2014, the Bell litigation was settled and the release of provisions no longer required was treated as a cash earnings adjustment;

9.             Westpac Bicentennial Foundation grant – In Second Half 2014, the Group provided a grant to establish the Westpac Bicentennial Foundation. The $100 million grant ($70 million after tax) has been treated as a cash earnings adjustment due to its size and because it does not reflect ongoing operations; and

10.      Prior period tax provisions – During 2011, the Group raised provisions in respect of certain tax positions for transactions previously undertaken by the Group. In Second Half 2014, a number of these matters were resolved, resulting in a release of the provisions which were no longer required. As the provisions raised were treated as a cash earnings adjustment, the release was treated in a consistent manner.

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Interim financial results 2015 Glossary

7.0        Glossary

Shareholder value
Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (reported).

Cash earnings per ordinary share	Cash earnings divided by the weighted average ordinary shares (cash earnings basis).

Weighted average ordinary shares (cash earnings)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period.

Weighted average ordinary shares (reported)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).

Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.

Dividend payout ratio – net profit	Ordinary dividend per share divided by net profit per share attributable to the owners of WBC.

Dividend payout ratio – cash earnings	Ordinary dividend to be paid divided by cash earnings.

Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.

Cash ROE	Cash earnings divided by average ordinary equity.

Cash earnings to average tangible equity	Cash earnings divided by average tangible ordinary equity.

Average ordinary equity	Average total equity less average non-controlling interests.

Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).

Net tangible assets per ordinary share	Net tangible assets (total equity less goodwill and other intangible assets less minority interests) divided by the number of ordinary shares on issue (reported).

Productivity and efficiency

Expense to income ratio	Operating expenses divided by net operating income.

Total banking expense to income ratio

Total banking operating expenses divided by total banking operating revenue. Total banking business includes Westpac RBB, St.George Banking Group, WIB (excluding Hastings), Private Bank (part of BTFG), New Zealand banking operations, Westpac Pacific and the Group Businesses.

Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.

Revenue per FTE	Total operating income divided by the average number of FTE for the period.

Business performance

Net interest spread	The difference between the average yield on all interest-earning assets and the average rate paid on interest bearing liabilities.

Net interest margin	Calculated by dividing net interest income by average interest-earning assets.

Average interest-earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.

Average interest-bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.

Divisional margin	Net interest income (including capital benefit) for a division as a percentage of the average interest earning assets for that division.

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Interim financial results 2015 Glossary

Capital adequacy

Total regulatory capital ratio	Total regulatory capital divided by risk weighted assets, as defined by APRA.

Tier 1 capital ratio	Total tier 1 capital divided by risk weighted assets, as defined by APRA.

Common equity tier 1 capital ratio	Total common equity capital divided by risk weighted assets, as defined by APRA.

Risk weighted assets (RWA)

Assets (both on and off-balance sheet) are risk weighted according to each asset’s inherent potential for default and what the likely losses would be in case of default. In the case of non asset backed risks (ie. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5.

Credit risk weighted assets (Credit RWA)

Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude market risk, operational risk, interest rate risk in the banking book and other assets.

Internationally comparable capital ratios

The Internationally comparable common equity tier 1 (CET1) capital ratio is an estimate of Westpac’s CET1 ratio calculated on rules comparable with global peers. The ratio adjusts for differences between APRA’s rules and those applied to global peers. The adjustments are applied to both the determination of regulatory CET1 and the determination of risk weighted assets. The calculation is based on the methodology outlined in the August 2014 Australian Bankers Association report titled ‘International comparability of capital ratios of Australia’s major banks’ prepared by PwC.

Asset quality
Individually assessed provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are assessed on an individual basis. The estimated losses on these impaired loans is based on expected future cash flows discounted to their present value and, as this discount unwinds, interest will be recognised in the income statement.

Collectively assessed provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held:

1. facilities 90 days or more past due, and full recovery is not in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

2. non-accrual assets: exposures with individually assessed impairment provisions held against them, excluding restructured loans;

3. restructured assets: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

4. other assets acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

5. any other assets where the full collection of interest and principal is in doubt.

90 days past due and not impaired

Includes facilities where:

1. contractual payments of interest and/or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; or

2. an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

3. the estimated net realisable value of assets/security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, or which are not secured but there is a reasonable expectation that full recovery or the amount due will be made and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

Watchlist and substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.

Stressed assets	Watchlist and substandard, 90 days past due well secured and impaired assets.
Total committed exposure (TCE)

Represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk.

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Interim financial results 2015 Glossary

Other
First Half 2015	Six months ended 31 March 2015.

Second Half 2014	Six months ended 30 September 2014.

First Half 2014	Six months ended 31 March 2014.

Prior corresponding period	Refers to the six months ended 31 March 2014.

Prior half / Prior period	Refers to the six months ended 30 September 2014.

JOHCM	Refers to J O Hambro Capital Management, a company incorporated in the United Kingdom and acquired by BTIM in October 2011.

Lloyds	Refers to the acquisition of select Australian businesses of Lloyds Banking Group including Capital Finance Australia Limited and BOS International (Australia) Ltd on 31 December 2013.

Products per customer

Roy Morgan Research, Products Per Customer, total Banking & Finance (incl Work Based Super) customers aged 18+, 6 month rolling average, March 2015. WRBB refers to Westpac Group (excl STG) and SGB refers to St.George  Group) includes: Westpac; Bankers Trust; BT; BT Financial Group; RAMS (until December 11); Rothschild; Challenge Bank; Bank of Melbourne (to July 11). Note that St.George Group includes: Advance (Managed Investment and Superannuation only); Asgard; Bank of Melbourne (from Aug 11); BankSA; RAMS (from Jan 12); Sealcorp; St.George Bank; and Dragondirect.

Wealth penetration metric

Data based on Roy Morgan Research, Respondents aged 14+. Wealth penetration is defined as the number of Australians who have Wealth Management or Insurance with each Group and who also have Traditional Banking products with each Group as a proportion of the number of Australians who have Traditional Banking products with each Group, calculated as the 12 month rolling average to March 2015. Traditional Banking consists of Deposit or Transaction Accounts, Mortgages, Personal Lending or Major Cards. Wealth Management consists of Managed Investments or Superannuation. Insurance consists of Vehicle Insurance, Home Insurance (Building, Contents, Valuable Items), Life Insurance (Life Insurance, Disability Insurance, Income Protection or Replacement Insurance), Household and Property Insurance – Landlord, Business Insurance, Loan Insurance and Public Liability Insurance. WRBB includes Westpac, Bank of Melbourne (until Jul 2011), BT, Challenge Bank, RAMS (until Dec 2011) and Rothschild. SBG includes St.George, Advance Bank, ASGARD, BankSA, Bank of Melbourne (from Aug 2011), Barclays, Dragondirect, Sealcorp and RAMS (from Jan 2012). WBC Group includes WRBB and SBG.

Customer satisfaction – overall business

Source: DBM Consultants Business Financial Services Monitor, March 2015, 6MMA. MFI customers, all businesses. The Customer Satisfaction score is an average of customer satisfaction ratings of the customer’s main financial institution for business banking on a scale of 0 to 10 (0 means ‘extremely dissatisfied’ and 10 means ‘extremely satisfied’).

Customer satisfaction – overall consumer

Source: Roy Morgan Research, March 2015, 6MMA. Main Financial Institution (as defined by the customer). Satisfaction ratings are based on the relationship with the financial institution. Customers must have at least a Deposit/Transaction account relationship with the institution and are aged 14 or over. Satisfaction is the percentage of customers who answered ‘Very’ or ‘Fairly satisfied’ with their overall relationship with their MFI.

Business NPS	Source: DBM Consultants Business Financial Services Monitor, March 2015, 6MMA, MFI customers, all businesses.

Consumer NPS	Source: Roy Morgan Research, March 2015, six month moving average (6MMA). Main Financial Institution (MFI), as defined by the customer. Consumers aged 14 and over.

Women in Leadership

The proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. Includes CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Excludes Westpac Pacific.

Run-off	Scheduled and unscheduled repayments and debt repayments (from for example property sales, external refinancing), net of redraws.

Credit Value Adjustment (CVA)

CVA adjusts the fair value of over-the-counter derivatives for credit risk. CVA is employed on the majority of derivative positions and reflects the market view of the counterparty credit risk. A Debit Valuation Adjustment (DVA) is employed to adjust for our own credit risk.

Funding Valuation Adjustment (FVA)	FVA reflects the estimated present value of the future market funding cost or benefit associated with funding uncollateralised derivatives.

Liquidity Coverage Ratio (LCR)

An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%, effective 1 January 2015. LCR is calculated as the percentage ratio of stock of HQLA and CLF over the total net cash out flows in a modelled 30 day defined stressed scenario.

High Quality Liquid Assets (HQLA)	As defined by APRA in Australian Prudential Standard APS210 Liquidity, including BS-13 qualifying liquid assets, less RBA open repos funding end of day ESA balances with the RBA.

Third party liquid assets	HQLA and non LCR qualifying liquid assets, but excludes internally securitised assets that are eligible for a repurchase agreement with the RBA and RBNZ.

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Interim financial results 2015 Glossary

Other (continued)
Total liquid assets	Third party liquid assets and internally securitised assets that are eligible for a repurchase agreement with the RBA and RBNZ.

Committed Liquidity Facility (CLF)	The RBA makes available to Australian Authorised Deposit-taking Institutions a CLF that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210 Liquidity.

Divisional results

Divisional results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been revised and may differ from results previously reported. Overhead costs are allocated to revenue generating divisions.

The Group’s internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and divisional alignment, tailored to the jurisdictions in which the Group operates. Transfer pricing allows the Group to measure the relative contribution of products and divisions to the Group’s interest margin and other dimensions of performance. Key components of the Group’s transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk and allocation of basis and contingent liquidity costs, including capital allocation.

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